Exhibit 1

VISTA OIL & GAS, S.A.B. DE C.V.

Consolidated Financial Statements as of December 31, 2020 and 2019,

and for the years ended December 31, 2020 and 2019.

Av. Ejército Nacional 843-B	Tel: +55 5283 1300
Antara Polanco 11520 Mexico, D.F.	Fax: +55 5283 1392 ey.com/mx

INDEPENDENT AUDITOR’S REPORT

To the Board of Directors and Shareholders of

Vista Oil & Gas, S.A.B. de C.V.

Opinion

We have audited the accompanying consolidated financial statements of Vista Oil & Gas, S.A.B. de C.V. and its subsidiaries (“the Company” or “the Group”), which comprise the consolidated statement of financial position as at 31 December 2020, and the consolidated statement of profit or loss and other comprehensive income, consolidated statement of changes in shareholders’ equity and consolidated statement of cash flows for the year then ended, and notes to the consolidated financial statements, including a summary of significant accounting policies.

In our opinion, the accompanying consolidated financial statements present fairly, in all material respects, the consolidated financial position of Vista Oil & Gas, S.A.B. de C.V. and its subsidiaries as at 31 December 2020 and their consolidated financial performance and their consolidated cash flows for the year then ended in accordance with International Financial Reporting Standards (“IFRS”), as issued by the International Accounting Standards Board (“IASB”).

Basis for opinion

We conducted our audit in accordance with International Standards on Auditing (“ISA”). Our responsibilities under those standards are described in the Auditor’s Responsibilities for the Audit of the Consolidated Financial Statements section of our report. We are independent of the Company in accordance with the International Ethics Standards Board for Accountants’ Code of Ethics for Professional Accountants (“IESBA Code”) and the ethical requirements that are relevant to our audit of the consolidated financial statements in Mexico in accordance with the Código de Ética Profesional del Instituto Mexicano de Contadores Públicos (“IMCP Code”), and we have fulfilled our other ethical responsibilities in accordance with these requirements and the IESBA Code.

We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our opinion.

Key audit matters

Key audit matters are those matters that, in our professional judgment, were of most significance in our audit of the consolidated financial statements of the current period. These matters were addressed in the context of our audit of the consolidated financial statements as a whole, and in forming our opinion thereon, and we do not provide a separate opinion on these matters. For each matter below, our description of how our audit addressed the matter is provided in that context.

We have fulfilled the responsibilities described in the Auditor’s Responsibilities for the Audit of the Consolidated Financial Statements section of our report, including in relation to these matters. Accordingly, our audit included the performance of procedures designed to respond to our assessment of the risks of material misstatement of the consolidated financial statements. The results of our audit procedures, including the procedures performed to address the matters below, provide the basis for our audit opinion on the accompanying consolidated financial statements.

Impairment assessment in the value of long-lived assets

Description of the key audit matter

As at 31 December 2020, the net carrying amount of property, plant and equipment, other intangible assets and goodwill is US$ 1,051,823 thousands. Notes 2.4.2, 3.2.1, 3.2.2, 13, 14 and 15 of the accompanying consolidated financial statements, additional disclosures related to property, plant and equipment, goodwill and other intangible assets are included. As at December 31, 2020, approximately 99% of the Company’s non-current assets are located in Argentina.

We have considered as a key audit matter the impairment analysis of long-lived assets, since the value of such assets is significant with respect to the consolidated financial statements, and the determination of their recoverable amount requires significant judgments and estimates by management, which are sensitive to future conditions such as market conditions. In addition, the calculation of the recoverable amount is subject to the risk that the future cash flows used in its determination may differ from expected amounts, or the results may differ from the originally estimated values.

The impairment test required the use of significant estimates. These assumptions are described in Note 3.2.2 to the consolidated financial statements, and are based, among other, on (i) discount rates; (ii) crude oil, natural gas and NGL future prices; and (iii) production and reserve volumes.

During 2020, there was a sharp drop in international crude oil and gas prices due to an excess market demand arising from several factors, including the impact of the Coronavirus pandemic “COVID-19”.

As a result of the analysis, for the year ended 31 December 2020, the Company recognized an impairment loss of US$ 14,044 thousands related to its cash-generating unit (“CGU”) conventional operated oil and gas concessions in Mexico; and US$ 394 thousands related to the CGU non-operated conventional oil and gas concessions in Argentina.

2

How our audit addressed the key audit matter

We assessed the assumptions used by management in determining the discount rate, the evolution of oil and gas prices, and production costs and expenses forecasts, together with other key assumptions used to perform impairment tests, in order to evaluate and analyze the business plans that the Company used as a basis to determine its future cash flow estimates for the impairment analysis.

We evaluated the reasonableness of these plans based on externally available information, for example, crude oil and gas reserve reports certified by external reserve auditors, as part of our audit procedures, we evaluated the competence and objectivity of these external auditors.

In addition, we evaluated the appropriateness of operating costs and capital investments estimates by analyzing the Company’s past experience and based on the reasonableness test of these values in respect of the values included in the reserve reports certified by the Company’s external reserve auditors.

We involved our internal specialists to assist us in the evaluation, among other matters, of the value-in-use methodology used by Company management in its impairment analysis, the key assumptions used to determine discount rates, including risk premiums, the reasonableness of the expected price curves for crude oil and gas future prices based on publicly available information obtained from several market participants.

We also evaluated the sensitivity analyses performed by the Company, focusing mainly on the assumptions disclosed in Note 3.2.2 to the consolidated financial statements.

Lastly, we assessed the reasonableness of the disclosures included in the Company’s consolidated financial statements as at 31 December 2020.

Other information

The other information as defined below, comprises the information included in the annual report filed with the National Banking and Securities Commission (“the CNBV”) and the annual report submitted to the shareholders but does not include the consolidated financial statements and our auditor’s report thereon (“the Other Information”). Management is responsible for the Other Information. The Other Information is expected to be made available to us after the date of this auditor’s report.

Our opinion on the consolidated financial statements does not cover the Other Information and we do not express any form of assurance conclusion thereon.

In connection with our audit of the consolidated financial statements, our responsibility is to read the Other Information when available and, in doing so, consider whether the Other Information is materially inconsistent with the consolidated financial statements or our knowledge obtained in the audit, or otherwise appears to be materially misstated.

3

Responsibilities of Management and the Audit Committee for the Consolidated Financial Statements

Management is responsible for the preparation and fair presentation of the accompanying consolidated financial statements in accordance with IFRS, and for such internal control as management determines is necessary to enable the preparation of consolidated financial statements that are free from material misstatement, whether due to fraud or error.

In preparing the consolidated financial statements, management is responsible for assessing the Company’s ability to continue as a going concern, disclosing, as applicable, matters related to going concern and using the going concern basis of accounting unless management either intends to liquidate the Company or to cease operations, or has no realistic alternative but to do so.

The Audit Committee is responsible for overseeing the Company’s financial reporting process.

Auditor’s Responsibilities for the Audit of the Consolidated Financial Statements

Our objectives are to obtain reasonable assurance about whether the consolidated financial statements as a whole are free from material misstatement, whether due to fraud or error, and to issue an auditor’s report that includes our opinion. Reasonable assurance is a high level of assurance but is not a guarantee that an audit conducted in accordance with ISA will always detect a material misstatement when it exists. Misstatements can arise from fraud or error and are considered material if, individually or in the aggregate, they could reasonably be expected to influence the economic decisions of users taken on the basis of these consolidated financial statements.

As part of an audit in accordance with ISA, we exercise professional judgment and maintain professional skepticism throughout the audit. We also:

•

Identify and assess the risks of material misstatement of the consolidated financial statements, whether due to fraud or error, design and perform audit procedures responsive to those risks, and obtain audit evidence that is sufficient and appropriate to provide a basis for our opinion. The risk of not detecting a material misstatement resulting from fraud is higher than for one resulting from error, as fraud may involve collusion, forgery, intentional omissions, misrepresentations, or the override of internal control.

•

Obtain an understanding of internal control relevant to the audit in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control.

•	Evaluate the appropriateness of accounting policies used and the reasonableness of accounting estimates and related disclosures made by management.

4

•

Conclude on the appropriateness of management’s use of the going concern basis of accounting and, based on the audit evidence obtained, whether a material uncertainty exists related to events or conditions that may cast significant doubt on the Company’s ability to continue as a going concern. If we conclude that a material uncertainty exists, we are required to draw attention in our auditor’s report to the related disclosures in the consolidated financial statements or, if such disclosures are inadequate, to modify our opinion. Our conclusions are based on the audit evidence obtained up to the date of our auditor’s report. However, future events or conditions may cause the Company to cease to continue as a going concern.

•

Evaluate the overall presentation, structure and content of the consolidated financial statements, including the disclosures, and whether the consolidated financial statements represent the underlying transactions and events in a manner that achieves fair presentation.

•

Obtain sufficient appropriate audit evidence regarding the financial information of the entities or business activities within the group to express an opinion on the consolidated financial statements. We are responsible for the direction, supervision and performance of the group audit. We remain solely responsible for our audit opinion.

We communicate with the Audit Committee regarding, among other matters, the planned scope and timing of the audit and significant audit findings, including any significant deficiencies in internal control that we identify during our audit.

We also provide the Audit Committee with a statement that we have complied with relevant ethical requirements regarding independence, and to communicate with them all relationships and other matters that may reasonably be thought to bear on our independence, and where applicable, related safeguards.

From the matters communicated with the Audit Committee, we determine those matters that were of most significance in the audit of the consolidated financial statements of the current period and are therefore the key audit matters. We describe these matters in our auditor’s report unless law or regulation precludes public disclosure about the matter or when, in extremely rare circumstances, we determine that a matter should not be communicated in our report because the adverse consequences of doing so would reasonably be expected to outweigh the public interest benefits of such communication.

5

The partner in charge of the audit resulting in this independent auditor’s report is the undersigned.

Mancera, S.C.

A Member Practice of

Ernst & Young Global Limited

Juan Carlos Castellanos López

Mexico City, Mexico

16 March 2021

6

VISTA OIL & GAS, S.A.B. DE C.V.

Consolidated Financial Statements as of December 31, 2020 and 2019 and for the years ended December 31, 2020 and 2019.

TABLE OF CONTENTS

•	Consolidated statements of profit or loss and other comprehensive income for the years ended December 31, 2020 and 2019.

•	Consolidated statements of financial position as of December 31, 2020 and 2019.

•	Consolidated statements of changes in shareholders’ equity for the years ended December 31, 2020 and 2019.

•	Consolidated statements of cash flows for the years ended December 31, 2020 and 2019.

•	Notes to the consolidated financial statements as of December 31, 2020 and 2019 and for the years ended December 31, 2020 and 2019.

VISTA OIL & GAS, S.A.B. DE C.V.

Consolidated statements of profit or loss and other comprehensive income for the years ended December 31, 2020 and 2019.

(Amounts expressed in thousands of US Dollars)

		For the year	For the year
	Notes	ended December	ended December
		31, 2020	31, 2019
Revenue from contract with customers	5	273,938	415,976
Cost of sales:
Operating expenses	6.1	(88,018)	(114,431)
Crude oil stock fluctuation	6.2	3,095	310
Depreciation, depletion and amortization	13/14/15	(147,674)	(153,001)
Royalties		(38,908)	(61,008)

Gross profit		2,433	87,846

Selling expenses	7	(24,023)	(27,138)
General and administrative expenses	8	(33,918)	(42,400)
Exploration expense	9	(646)	(676)
Other operating income	10.1	5,573	3,165
Other operating expenses	10.2	(4,989)	(6,180)
Impairment of long -lived assets	3.2.2	(14,438)	—

Operating (loss) / profit		(70,008)	14,617

Interest income	11.1	822	3,770
Interest expense	11.2	(47,923)	(34,163)
Other financial results	11.3	4,247	(715)

Financial results, net		(42,854)	(31,108)

(Loss) before income tax		(112,862)	(16,491)

Current income tax (expense)	16	(184)	(1,886)
Deferred income tax benefit / (expense)	16	10,297	(14,346)

Income tax benefit / (expense)		10,113	(16,232)

Net (loss) for the year		(102,749)	(32,723)

Other comprehensive income
Other comprehensive income that will not be reclassified to profit or loss in subsequent periods
- Remeasurements profit / (loss) related to defined benefits plans	23	460	(1,577)
- Deferred income tax (expenses) / benefit	16	(114)	394

Other comprehensive income that will not be reclassified to profit or loss in subsequent years		346	(1,183)

Other comprehensive income for the year, net of tax		346	(1,183)

Total comprehensive (loss) for the year		(102,403)	(33,906)

(Loss) per share

Basic and Diluted (In US dollars per share)	12	(1.175)	(0.409)

Notes 1 to 36 are an integral part of these consolidated financial statements.

VISTA OIL & GAS, S.A.B. DE C.V.

Consolidated statements of financial position as of December 31, 2020 and 2019.

(Amounts expressed in thousands of US Dollars)

	Notes	As of December	As of December
		31, 2020	31, 2019
Assets
Non-current assets
Property, plant and equipment	13	1,002,258	917,066
Goodwill	14	28,484	28,484
Other intangible assets	14	21,081	34,029
Right-of-use assets	15	22,578	16,624
Trade and other receivables	17	29,810	15,883
Deferred income tax	16	565	476

Total non-current assets		1,104,776	1,012,562

Current assets
Inventories	19	13,870	19,106
Trade and other receivables	17	51,019	93,437
Cash, bank balances and other short-term investments	20	202,947	260,028

Total current assets		267,836	372,571

Total assets		1,372,612	1,385,133

Shareholders’ equity and liabilities
Shareholders’ equity
Share capital	21.1	659,400	659,399
Share-based payment reserve		23,046	15,842
Accumulated other comprehensive loss		(3,511)	(3,857)
Accumulated losses		(170,417)	(67,668)

Total shareholders’ equity		508,518	603,716

Liabilities
Non-current liabilities
Deferred income tax liabilities	16	135,567	147,019
Lease liabilities	15	17,498	9,372
Provisions	22	23,909	21,146
Borrowings	18.1	349,559	389,096
Warrants	18.3	362	16,860
Employee defined benefit plans obligation	23	3,461	4,469
Accounts payable and accrued liabilities	26	—	419

Total non-current liabilities		530,356	588,381

Current liabilities
Provisions	22	2,084	3,423
Lease liabilities	15	6,183	7,395
Borrowings	18.1	190,227	62,317
Salaries and social security payable	24	11,508	12,553
Income tax payable	16	—	3,039
Other taxes and royalties payable	25	5,117	6,040
Accounts payable and accrued liabilities	26	118,619	98,269

Total current liabilities		333,738	193,036

Total liabilities		864,094	781,417

Total shareholders’ equity and liabilities		1,372,612	1,385,133

Notes 1 to 36 are an integral part of these consolidated financial statements.

VISTA OIL & GAS, S.A.B., DE C.V.

Consolidated statement of changes in shareholders’ equity for the year ended December 31, 2020 and 2019.

(Amounts expressed in thousands of US Dollars)

	Share Capital	Share-based payment reserve	Accumulated other comprehensive loss	Accumulated losses	Total shareholders’ equity
Balances as of December 31, 2018	513,255	4,021	(2,674)	(34,945)	479,657

Loss for the year	—	—	—	(32,723)	(32,723)
Other comprehensive income for the year	—	—	(1,183)	—	(1,183)

Total comprehensive (loss)	—	—	(1,183)	(32,723)	(33,906)

Proceeds from Series A shares net of issuance costs (Note 21.1)	146,144	—	—	—	146,144
Share-based payments (1)	—	11,821	—	—	11,821

Balances as of December 31, 2019	659,399	15,842	(3,857)	(67,668)	603,716

Loss for the year	—	—	—	(102,749)	(102,749)
Other comprehensive income for the year	—	—	346	—	346

Total comprehensive (loss)	—	—	346	(102,749)	(102,403)

Share-based payments (1)	1	7,204	—	—	7,205

Balances as of December 31, 2020	659,400	23,046	(3,511)	(170,417)	508,518

(1)	Includes 10,494 and 10,655 of share-based payments expenses for the year ended December 31, 2020 and 2019, net of withholding taxes charge, respectively. (See Note 8).

Notes 1 to 36 are an integral part of these consolidated financial statements.

VISTA OIL & GAS, S.A.B. DE C.V.

Consolidated statements of cash flows for the years ended December 31, 2020 and 2019.

(Amounts expressed in thousands of US Dollars)

		For the year	For the year
	Notes	ended December	ended December
		31, 2020	31, 2019
Cash flows from operating activities
Net (loss) for the year		(102,749)	(32,723)
Adjustments to reconcile net cash flows
Non-cash items related with operating activities:
(Reversal) for expected credit losses	7	(22)	(118)
Foreign currency exchange difference, net	11.3	(3,068)	2,991
Unwinding of discount on asset retirement obligation	11.3	2,584	1,723
Increase of provisions, net	10.2	103	2,210
Interest expense leases	11.3	1,641	1,561
Effect of discount of assets and liabilities at present value	11.3	3,432	10
Share-based payment expense	8	10,494	10,655
Employee defined benefits obligation	23	250	220
Income tax benefit / (expense)	16	(10,113)	16,232
Bargain purchase on business combination	32	(1,383)	—
Non-cash items related with investing activities:
Depreciation and depletion	13/15	145,106	151,483
Amortization of intangible assets	14	2,568	1,518
Impairment of long-lived assets	3.2.2	14,438	—
Interest income	11.1	(822)	(3,770)
Change in the fair value of financial assets	11.3	645	(873)
Non-cash items related with financing activities:
Interest expense	11.2	47,923	34,163
Changes in the fair value of warrants	11.3	(16,498)	(6,840)
Amortized costs	11.3	2,811	2,076
Impairment of financial assets	11.3	4,839	—
Changes in working capital:
Trade and other receivables		3,915	(2,073)
Inventories		(2,861)	(609)
Accounts payable and accrued liabilities		2,397	(22,105)
Payments of employee defined benefits obligations	23	(798)	(630)
Salaries and social security payable		(2,570)	5,405
Other taxes and royalties payable		(2,080)	2,377
Provisions		(1,672)	(2,298)
Income taxes paid		(4,731)	(26,327)

Net cash flows generated by operating activities		93,779	134,258

Cash flows from investing activities:
Payments for acquisition of property, plant and equipment		(153,257)	(240,315)
Payments for acquisition of other intangible assets	14	(3,664)	(4,225)
Proceeds from other financial assets		—	5,761
Proceeds from interest received	11.1	822	3,770

Net cash flows (used in) investing activities		(156,099)	(235,009)

VISTA OIL & GAS, S.A.B. DE C.V.

Consolidated statements of cash flows for the years ended December 31, 2020 and 2019.

(Amounts expressed in thousands of US Dollars)

	Notes	For the year ended December	For the year ended December
		31, 2020	31, 2019
Cash flows from financing activities:
Proceeds from Serie A shares net of issuance costs	21.1	—	146,144
Proceeds from borrowing	18.2	201,728	234,728
Payments of borrowing’s cost	18.2	(2,259)	(1,274)
Payments of borrowing’s principal	18.2	(98,761)	(90,233)
Payments of borrowing’ interests	18.2	(43,756)	(32,438)
Payments of leases	15	(9,067)	(7,619)
Proceeds from other financial liabilities, net of restricted cash and cash equivalents	20/28	(16,993)	16,993

Net cash flows generated by financing activities		30,892	266,301

Net (decrease) / increase in cash and cash equivalents		(31,428)	165,550
Cash and cash equivalents at the beginning of the year	20	234,230	66,047
Effects of exchange rate changes on cash and cash equivalents		(1,488)	2,633
Net (decrease) / increase in cash and cash equivalents		(31,428)	165,550

Cash and cash equivalents at the end of the year	20	201,314	234,230

Significant non-cash transactions
Acquisition of property, plant and equipment through increase in account payables and other accounts		82,298	23,943
Changes in asset retirement obligation provision with corresponding changes in property, plant and equipment	13/22.1	(366)	4,141

Notes 1 to 36 are an integral part of these consolidated financial statements.

VISTA OIL & GAS, S.A.B. DE C.V.

Notes to the consolidated financial statements as of December 31, 2020 and 2019 and for the years ended December 31, 2020 and 2019.

(Amounts expressed in thousands of US Dollars, except otherwise indicated)

Note 1. Corporate and Company information

1.1 General information and Company structure and activities

Vista Oil & Gas, S.A.B. de C.V. (“VISTA”, the “Company” or the “Group”) is a corporation with variable capital stock organized under the laws of the United Mexican States (“Mexico”) on March 22, 2017. The Company adopted the public corporation or “Sociedad Anónima Bursátil” (“S.A.B.”) form, on July 28, 2017.

On July 25, 2019 the Company made a global offering on the New York Stock Exchange (“NYSE”) and began trading the following day under the ticker “VIST”. At the same day, the Company issued additional Serie A shares on the BMV. See Note 21.1 for more details.

The Company´s main purposes are to:

(i) acquire, by any legal means, all kinds of assets, shares, equity interests or interests participation in any kind of commercial companies or civil, associations, firms, trust agreements or other entities within the energy sector, in Mexico or in another country, or any other industry;

(ii) participate as a partner, shareholder or investor in all businesses or commercial or civil companies, associations, trust agreements in Mexico or in another country or any other nature;

(iii) issue and place shares representative of its social capital, either through public or private offerings, in national or foreign stock exchange markets;

(iv) issue or place warrants, either through public or private offerings, with respect to shares representing their capital stock or any other type of securities, in domestic or foreign stock exchange markets; and

(v) issue or place negotiable instruments, debt instruments or any other security, either through public or private offerings, in domestic or foreign stock exchange markets.

From its inception until April 4, 2018, all the Company´s activities have been related to its constitution, the Initial Public Offering (“IPO”), in the Mexican Stock Exchange (“BMV”), and the efforts aimed at identifying and consummating the Initial Business Combination. As of that date, the Company’s main activity is the exploration and production of oil and gas (“Upstream”) through its subsidiaries.

The upstream operations owned by the Company are the following:

Argentina

In the Neuquén basin:

(i) 100% in the conventional concessions for exploitation 25 de Mayo- Medanito SE; Jagüel de los Machos; Entre Lomas Neuquén; Entre Lomas Rio Negro; and Jarilla Quemada y Charco del Palenque (in the Agua Amarga area) (as operator);

(ii) 100% in the unconventional operating concessions for exploitation Baja del Palo Oeste and Bajada del Palo Este (as operator);

(iii) 84.62% in the Coirón Amargo Norte exploitation concessions (as operator) (See Note 30.3.4);

(iv) 90% in the unconventional operating concessions for exploitation Aguila Mora (as operator);

(v) 10% in the unconventional operating concessions for exploitation Coirón Amargo Sur Oeste (“CASO”) (not operated);

In the Golfo San Jorge basin:

(i) 16.9% in the concessions for exploitation Sur Río Deseado Este (“SRDE”) (not operated); and

In the Northwest basin:

(i) 1.5% in the concession for exploitation in Acambuco (not operated).

México

(i) 50% of blocks CS-01 (as operator);

(ii) 50% of blocks A-10 (not operated); and

(iii) 50% of blocks TM-01 (not operated).

For more details about the operations that the Company has in Mexico, please refer to Note 30.3.10.

VISTA OIL & GAS, S.A.B. DE C.V.

Notes to the consolidated financial statements as of December 31, 2020 and 2019 and for the years ended December 31, 2020 and 2019.

(Amounts expressed in thousands of US Dollars, except otherwise indicated)

The address of the Company´s main office is located in Mexico City. (Mexico) at Volcán 150. Floor 5. Lomas de Chapultepec.

Miguel Hidalgo. Zip Code.11000.

1.2 Aleph Midstream, S.A.

As of December 31, 2018, Aleph Midstream, S.A. (“Aleph Midstream” or “Aleph”) was a subsidiary 100% controlled by VISTA. On June 27, 2019, VISTA signed an investment agreement with Riverstone affiliate (related partied) and a Southern Cross affiliate Group (“the investors”), to invest in Aleph, a midstream company in Argentina. Under this agreement, the investors committed to acquire 99.73% of Aleph’s capital. On December 27, 2019, the Company agreed to repurchase the shares acquired by investors. On February 26, 2020, the Company reached an agreement with the Partners to reacquire the participation in the subscribed and outstanding capital of said investors in Aleph, at a total purchase price of 37,500 (an amount equivalent to the total capital actually contributed to Aleph by the investors). See Note 28 for more details.

Note 2. Basis of preparation and significant accounting policies

2.1 Basis of preparation and presentation

These consolidated financial statements as of December 31, 2020 and 2019 and for the year ended December 31, 2020 and 2019, have been prepared in accordance with the International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board (“IASB”).

The consolidated financial statements have been prepared on a historical cost basis, except for certain financial assets and contingent consideration that have been measured at fair value. The financial statements are presented in US. Dollars (“US”) and all values are rounded to thousand (US. 000), except when otherwise indicated.

These consolidated financial statements have been approved for issue by the Board of Directors on March 16, 2021 and considers subsequent events up to that date. These consolidated financial statements will be presented to the Shareholders Meeting on April 27, 2021. The Company´s Shareholders Meeting have the authority to approve or modify the Company´s consolidated financial statements.

2.2 New accounting standards, amendments and interpretations issued by the IASB adopted by the Company

The Company has not early adopted any other standard, interpretation or amendment that has been issued but is not yet effective.

Amendments to IFRS 3: Definition of a Business

The amendment to IFRS 3 clarifies that to be considered a business, an integrated set of activities and assets must include, at a minimum, an input and a substantive process that together significantly contribute to the ability to create output. Furthermore, it clarified that a business can exist without including all of the inputs and processes needed to create outputs.

These amendments had no impact on the consolidated financial statements as of December 31, 2020, because the Company´s accounting policies already considered the modifications incorporated by IFRS 3.

Amendments to IFRS 7, IFRS 9 and IAS 39: Interest Rate Benchmark Reform

The London Interbank Offered Rate (“LIBOR”) is the most commonly used reference rate in the global financial market. However, concerns about the sustainability of LIBOR and other Interbank Offered Rates (“IBORs”) globally has led to an effort to identify alternative reference rates. On 2017 the United Kingdom’s Financial Conduct Authority announcing that it would no longer persuade, or compel, banks to submit to LIBOR as of the end of 2021. This applies to LIBOR in all jurisdictions and in all currencies.

In September 2019, the IASB issued amendments to IFRS 9, IAS 39 and IFRS 7 Financial Instruments: Disclosures, which concludes phase one of its work to respond to the effects of Interbank Offered Rates (“IBOR”) reform on financial reporting. The amendments provide temporary reliefs which enable hedge accounting to continue during the period of uncertainty before the replacement of an existing interest rate benchmark with an alternative nearly risk-free interest rate (an “RFR”).

VISTA OIL & GAS, S.A.B. DE C.V.

Notes to the consolidated financial statements as of December 31, 2020 and 2019 and for the years ended December 31, 2020 and 2019.

(Amounts expressed in thousands of US Dollars, except otherwise indicated)

The amendments to IFRS 9 and IAS 39 Financial Instruments: recognition and measurement provide a number of reliefs, which apply to all hedging relationships that are directly affected by interest rate benchmark reform. A hedging relationship is affected if the reform gives rise to uncertainties about the timing and or amount of benchmark-based cash flows of the hedged item or the hedging instrument. These amendments had no impact on the consolidated financial statements as of December 31, 2020, because the Company does not have hedging instrument of interest rate.

On August 27, 2020, the IASB published the phase two of its IBOR reform project, focused on issues that affect financial reporting when an existing interest rate benchmark is replaced with an RFR. The effective date is for annual periods beginning on or after January 1, 2021, but earlier application is permitted. This project of the phase two was approved by the IASB on October 7, 2020.

As of December 31, 2020, the Company has not initiated negotiations with the banks for those borrowings at LIBOR rates.

The amendments to IFRS 9

The amendments include a number of reliefs, which apply to all hedging relationships that are directly affected by the interest rate benchmark reform. A hedging relationship is affected if the reform gives rise to uncertainties about the timing and/or amount of benchmark-based cash flows of the hedged item or the hedging instrument.

The amendments are effective for annual periods beginning on or after January 1, 2020 and must be applied retrospectively. However, any hedge relationships that have previously been designated cannot be reinstated upon application, nor can any hedge relationships be designated with the benefit of hindsight. Early application is allowed.

These amendments had no impact on consolidated financial statements as of December 31, 2020, because the Company does not have hedging instrument of interest rate.

Amendments to IAS 1 and IAS 8: Definition of Material

The amendments provide a new definition of material that states, “information is material if omitting, misstating or obscuring it could reasonably be expected to influence decisions that the primary users of general purpose financial statements make on the basis of those financial statements, which provide financial information about a specific reporting entity.”

The amendments clarify that materiality will depend on the nature or magnitude of information, either individually or in combination with other information, in the context of the financial statements.

A misstatement of information is material if it could reasonably be expected to influence decisions made by the primary users.

These amendments had no impact on the consolidated financial statements of, nor is there expected to be any future impact to the Company.

Amendments to IFRS 16: regarding Coronavirus (“COVID-19”) related rent concessions

On May 28, 2020, the IASB issued Amendments to IFRS 16: in relation to rental concessions related to Coronavirus (“COVID-19”).

The amendments provide relief to lessees from applying IFRS 16 guidance on lease modification accounting for rent concessions arising as a direct consequence of the COVID-19 pandemic.

As a practical expedient, a lessee may elect not to assess whether a COVID-19 related rent concession from a lessor is a lease modification. A lessee that makes this election accounts for any change in lease payments resulting from the COVID-19 related rent concession the same way it would account for the change under IFRS 16, if the change was not a lease modification.

The amendments are effective for annual reporting periods beginning on or after June 1, 2020. Earlier application is permitted. The amendment is also available for interim reports.

These amendments had no impact on the consolidated financial statements because the Company has not applied the practical expedient mentioned above in the lease modifications during year 2020.

VISTA OIL & GAS, S.A.B. DE C.V.

Notes to the consolidated financial statements as of December 31, 2020 and 2019 and for the years ended December 31, 2020 and 2019.

(Amounts expressed in thousands of US Dollars, except otherwise indicated)

2.3 Basis of consolidation

The consolidated financial statements incorporate the financial statements of the Company and its subsidiaries.

2.3.1 Subsidiaries

Subsidiaries are all entities over which the Company has control, and this happens if and only if it has:

•	Power over the entity;

•	Exposure or rights to variable returns from their involvement in the entity; and

•	The ability to use its power over the entity to affect its returns.

The Company reassesses whether or not it controls an investee if facts and circumstances indicate that there are changes to one or more of the three elements of control listed above.

When the Company has less than a majority of the voting rights of an investee, it has power over the investee when the voting rights are sufficient to give it the practical ability to direct the relevant activities of the investee unilaterally.

The Company considers all relevant facts and circumstances in assessing whether or not the Company’s voting rights in an investee are sufficient to give it power including:

•	the size of the Company’s holding of voting rights relative to the size and dispersion of holdings of the other vote holders;

•	potential voting rights held by the Company, other vote holders or other parties;

•	rights arising from other contractual arrangements; and

•

any additional facts and circumstances that indicate that the Company has, or does not have, the current ability to direct the relevant activities at the time that decisions need to be made, including voting patterns at previous shareholders’ meetings.

The relevant activities are those that significantly affect the performance of the subsidiary. The ability to approve the operating and capital budget of a subsidiary; as well as the power to appoint the key personnel of the management, are decisions that demonstrate that the Company has present rights to direct the relevant activities of a subsidiary.

Subsidiaries are consolidated from the date when the Company acquires control over them until the date when such control ceases. Specifically, income and expenses of a subsidiary acquired or disposed during the year are included in the consolidated statements of profit or loss and other comprehensive income from the date the Company gains control until the date when the Company ceases to control the subsidiary.

The acquisition method of accounting is used to account for business combinations by the Company (see Note 2.3.4).

Intercompany transactions, balances and unrealized gains on transactions between Group companies are eliminated. Unrealized losses are also eliminated unless the transaction provides evidence of an impairment of the transferred asset and when is necessary, adjustments are made to the consolidated financial statements of subsidiaries to bring their accounting policies into line with the Company’s accounting policies.

The subsidiaries of the Company are detailed below:

Name of subsidiary	Proportion of ownership interest the Company		Place of operation	Main activity
	December 31,	December 31,
	2020	2019
Vista Oil & Gas Holding I S.A. de C.V. (“Vista Holding I”)	100%	100%	Mexico	Holding
Vista Oil & Gas Holding II S.A. de C.V. (“Vista Holding II”)	100%	100%	Mexico	Exploration and Production (1)
Vista Oil & Gas Holding III S.A. de C.V.	100%	100%	Mexico	Services
Vista Oil & Gas Holding IV S.A. de C.V.	100%	100%	Mexico	Services

VISTA OIL & GAS, S.A.B. DE C.V.

Notes to the consolidated financial statements as of December 31, 2020 and 2019 and for the years ended December 31, 2020 and 2019.

(Amounts expressed in thousands of US Dollars, except otherwise indicated)

	Proportion of ownership interest the Company
Name of subsidiary	December 31, 2020	December 31, 2019	Place of operation	Main activity
Vista Oil & Gas Holding V B.V.	100%	—	Holland	Holding
Vista Complemento S.A. de C.V.	100%	100%	Mexico	Services
Vista Oil & Gas Argentina S.A.U. (“Vista Argentina”)	100%	100%	Argentina	Exploration and Production (1)
Aleph Midstream S.A. (2)	100%	0.27%	Argentina	Services (3)
Aluvional Logística S.A.	100%	100%	Argentina	Mining and Industry

(1)	Refers to the exploration and production of gas and oil.
(2)	See Note 28.
(3)	Includes operations destined at the collection, treatment, transport and distribution of hydrocarbons and their derivatives.

The participation of the company in the votes of the subsidiaries companies is the same participation as in the share capital.

2.3.2. Changes in ownership interests

Changes in the Company’s ownership interests in subsidiaries that do not result in the Group losing control over the subsidiaries are accounted for as equity transactions. The carrying amounts of the Group’s interests and the non-controlling interests are adjusted to reflect the changes in their relative interests in the subsidiaries. Any difference between the amount by which the non-controlling interests are adjusted and the fair value of the consideration paid or received is recognized directly in equity and attributed to owners of the Company.

When the Group ceases to consolidate or equity account for an investment because of a loss of control, joint control or significant influence, any retained interest in the entity is remeasured to its fair value with the change in carrying amount recognized in profit or loss and other comprehensive income. This fair value becomes the initial carrying amount for the purposes of subsequently accounting for the retained interest as an associate, joint venture or financial asset. In addition, any amounts previously recognized in other comprehensive income in respect of that entity are accounted for as if the Group had directly disposed of the related assets or liabilities. This may mean that amounts previously recognized in other comprehensive income are reclassified to consolidated statements of profit or loss and other comprehensive income.

If the ownership interest in a joint venture or an associate is reduced but joint control or significant influence is retained, only a proportionate share of the amounts previously recognized in other comprehensive income are reclassified to profit or loss where appropriate.

Changes in the Company’s ownership interests in subsidiaries that do not result in the Company losing control over the subsidiaries are accounted for as equity transactions.

2.3.3. Joint arrangements

Under IFRS 11 Joint Arrangements, investments in joint arrangements are classified as either joint operations or joint ventures, depends on the contractual rights and obligations. The Company has joint operations but does not have any joint ventures.

Joint operations

A joint operation is a joint arrangement whereby the parties that have joint control of the arrangement and have rights to the assets, and obligations for the liabilities, relating to the arrangement. Joint control exists only when decisions about the relevant activities require unanimous consent of the parties sharing control.

VISTA OIL & GAS, S.A.B. DE C.V.

Notes to the consolidated financial statements as of December 31, 2020 and 2019 and for the years ended December 31, 2020 and 2019.

(Amounts expressed in thousands of US Dollars, except otherwise indicated)

When the Company undertakes its activities under joint operations, the Company as a joint operator recognizes in relation to its interest in a joint operation:

•	Assets and liabilities held jointly;

•	Its revenue from the sale of its share of the output arising from the joint operation;

•	Its share of the revenue from the sale of the output by the joint operation; and

•	Its expenses, including its share of any expenses incurred jointly.

The Company accounts for the assets, liabilities, revenues and expenses relating to its interest in a joint operation in accordance with the IFRSs applicable to the particular assets, liabilities, revenues and expenses. These have been incorporated in the consolidated financial statements under the appropriate headings. Interest in joint operations and other agreements have been calculated based upon the latest available financial statements or financial information as of the end of each period, taking into consideration significant subsequent events and transactions as well as management information available. When necessary, adjustments are made to the financial statements or financial information to bring their accounting policies into line with the Company’s accounting policies.

When the Company transacts with a joint operation in which an entity of the Company is a joint operator (such as a sale or contribution of assets), the Company is considered to be conducting the transaction with the other parties to the joint operation, and gains and losses resulting from the transactions are recognized in the Company’s consolidated financial statements only to the extent of other parties’ interests in the joint operation. When an entity of the Company transacts with a joint operation in which an entity of the Company is a joint operator (such as a purchase of assets), the Company does not recognize its share of the profits and losses until it resells those assets to a third party.

Refer to Note 1 and 30 for more information on the joint operations in which Company participates.

2.3.4 Business combinations

The acquisition method of accounting is used to account for all business combinations, regardless of whether equity instruments or other assets are acquired. The consideration transferred for the acquisitions comprises:

(i) The fair value of the transferred assets;

(ii) The liabilities incurred to the former owners of the acquired business;

(iii) The equity interests issued by the Company;

(iv) The fair value of any asset or liability resulting from a contingent consideration arrangement; and

(v) The fair value of any pre-existing equity interest in the subsidiary.

Identifiable assets acquired, and liabilities and contingent liabilities assumed in a business combination are measured initially at their fair values at the acquisition date. The Company recognizes any non-controlling interest in the acquired entity on an acquisition-by- acquisition basis either at fair value or at the non-controlling interest’s proportionate share of the acquired entity’s net identifiable assets.

Acquisition-related costs are expensed as incurred. The value of the goodwill represents the excess of:

(i) The consideration transferred;

(ii) The amount of any non-controlling interest in the acquired entity; and

(iii) The acquisition-date fair value of any previous equity interest in the acquired entity, over the fair value of the net identifiable assets acquired is recorded as goodwill.

If the fair value of the net identifiable assets of the business acquired exceeds those amounts, before recognizing a profit, the Company reassesses if it has correctly identified all the assets acquired and all liabilities assumed, reviewing the procedures used to measure the amounts that will be recognized at the acquisition date. If the evaluation still results in an excess of the fair value of the net assets acquired with respect to the total consideration transferred, the profit on bargain purchase is recognized directly in the consolidated statements of profit or loss and other comprehensive income.

Where settlement of any part of cash consideration is deferred, the amounts payable in the future are discounted to their present value as at the date of exchange. The discount rate used is the entity’s incremental borrowing rate, being the rate at which a similar borrowing could be obtained from an independent financier under comparable terms and conditions.

VISTA OIL & GAS, S.A.B. DE C.V.

Notes to the consolidated financial statements as of December 31, 2020 and 2019 and for the years ended December 31, 2020 and 2019.

(Amounts expressed in thousands of US Dollars, except otherwise indicated)

Any contingent consideration will be recognized at their fair value at the acquisition date. Contingent consideration is classified either as equity or as a financial liability. Amounts classified as a financial liability are subsequently re-measured to fair value with changes in fair value recognized in the consolidated statements of profit or loss and other comprehensive income. The contingent consideration that is classified as equity is not re-measured, while the subsequent settlement is accounted for within shareholders’ equity.

When the Company acquires a business, it evaluates the financial assets acquired and the liabilities assumed with respect to their proper classification and designation in accordance with the contractual terms, economic circumstances and conditions pertinent to the date of acquisition.

Those reserves and resources acquired that can be measured reliably are recognized separately at their fair value at the time of acquisition. Other possible reserves, resources and rights, whose fair values cannot be measured reliably, are not recognized separately, but are considered as part of goodwill.

If the business combination is achieved in stages, the acquisition date carrying value of the acquirer’s previously held equity interest in the acquire is remeasured to fair value at the acquisition date. Any profit or losses arising from such remeasurement are recognized in the consolidated statements of profit or loss and other comprehensive income.

The Company has up to 12 months to finalize the accounting for a business combination. Where the accounting for a business combination is not complete by the end of the year in which the business combination occurred, the Company reports provisional amounts.

As detailed in Note 30.3.4 and 32, during the year ended December 31, 2020, the Company acquired an additional participation in the Joint Operation Agreement (“JOA”) of the Coirón Amargo Norte Joint Operation, which was accounted for as a business combination.

2.4 Summary of significant accounting policies

2.4.1 Segment reporting

Operating segments are reported in a manner consistent with the internal reporting provided to the Executive Management Committee (the “Committee” that is considerate the “Chief Operating Decision Maker” or “CODM”)

The CODM is the highest decision-making authority, responsible for allocating resources and setting the performance of the entity’s operating segments and has been identified as the body that executes the Company´s strategic decisions.

2.4.2 Property, plant and equipment and intangible assets

Property, plant and equipment

Property, plant and equipment is measured following the cost model where, after initial recognition of the asset, the asset is recognized at cost less depreciation and less any subsequent accumulated impairment losses.

Subsequent costs are included in the asset’s carrying amount or recognized as a separate asset, as appropriate, only when it is probable that future economic benefits associated with the item will flow to the Company and the cost of the item can be measured reliably. All other repairs and maintenance are charged to profit or loss during the reporting period in which they are incurred.

The cost of work in progress whose construction will extend over time includes, if applicable, borrowing costs. Any income obtained from the sale of commercially valuable production during the construction period of the asset is recognized reducing the cost of the work in progress.

Works in progress are valued according to their degree of progress and are recorded at cost, less any loss due to impairment, if applicable.

Profit and losses on disposals are determined by comparing the proceeds with the carrying amount.

VISTA OIL & GAS, S.A.B. DE C.V.

Notes to the consolidated financial statements as of December 31, 2020 and 2019 and for the years ended December 31, 2020 and 2019.

(Amounts expressed in thousands of US Dollars, except otherwise indicated)

2.4.2.1 Depreciation methods and useful lives

The estimated useful lives, residual values and depreciation method are reviewed at the end of each period and any changes in estimate accounted is recognized on a prospective basis. An asset carrying amount is written down immediately to its recoverable amount if the asset´s carrying amount is greater than its estimated recoverable amount.

The Company depreciates drilling costs applicable to productive wells and to developmental dry holes, productive wells, machinery and installations in the oil and gas production areas according to the units of production method, by applying the ratio of oil and gas produced to estimated proved developed oil and gas reserves. The acquisition cost of property with proved reserves, including oil and gas properties, is depreciated by applying the ratio of oil and gas produced to estimated total proved oil and gas reserves. Acquisition costs related to properties with unproved reserves and unconventional resources are valued at cost with recoverability periodically assessed based on geological and engineering estimates of reserves and resources that are expected to be proved over the life of each concession and are not depreciated.

The capitalized costs related to the acquisition of property and the extension of concessions with proved reserves have been depreciated by field on a unit-of-production basis by applying the ratio of produced oil and gas to the estimated proved oil and gas reserves.

Production facilities (including any significant identifiable component) are depreciated under the unit of production method considering proved develop reserves.

The Company´s remaining items of property, plant and equipment (including any significant identifiable component) are depreciated by the straight-line method based on estimated useful lives, as detailed below:

Buildings	50 years
Vehicles	5 years
Machinery and installations	10 years
Computer equipment	3 years
Equipment and furniture	10 years
Land is not depreciated.

2.4.2.2 Assets for oil and gas exploration

The Company uses the successful efforts method of accounting for its oil and gas exploration and production activities (“E&P”).

This method involves the capitalization of: (i) the cost of acquiring properties in oil and gas E&P areas; (ii) the cost of drilling and equipping exploratory wells that result in the discovery of commercially recoverable reserves; (iii) the cost of drilling and equipping development wells, and (iv) the estimated asset retirement obligations.

The exploration and evaluation activity involves the search for hydrocarbon resources, the determination of its technical feasibility and the evaluation of the commercial viability of an identified resource.

According to the successful efforts method of accounting, exploration costs, such as Geological and Geophysical (“G&G”) costs, excluding exploratory well costs and seismic 3D on exploitation concessions, are expensed during the period in which they are incurred.

Once the legal right to explore has been acquired, the costs directly associated with an exploration well are capitalized as intangible exploration and evaluation assets until the well is completed and the results evaluated. These costs include compensation to directly attributable employees, materials and fuel used, drilling costs, as well as payments made to contractors.

Drilling costs of exploratory wells are capitalized until it is determined that proved reserves exist and they justify the commercial development. If reserves are not found, such drilling costs are expensed as an unproductive well. Occasionally, an exploratory well may determine the existence of oil and gas reserves but they cannot be classified as proved when drilling is complete, subject to an additional appraisal activity (for example, the drilling of additional wells) but it is probable that they can be developed commercially. In those cases, such costs continue to be capitalized insofar as the well has allowed determining the existence of sufficient reserves to warrant its completion as a production well and the Company is making sufficient progress in evaluating the economic and operating feasibility of the project.

VISTA OIL & GAS, S.A.B. DE C.V.

Notes to the consolidated financial statements as of December 31, 2020 and 2019 and for the years ended December 31, 2020 and 2019.

(Amounts expressed in thousands of US Dollars, except otherwise indicated)

All these capitalized costs are subject to a technical, commercial and administrative review, as well as a review of impairment indicators at least once a year. When there is sufficient information from management to indicate the existence of impairment, the Company applies an impairment test according to the impairment policies describe in Note 3.2.2.

When proven oil and gas reserves are identified and the management approves the start- up, the corresponding capitalized expense is evaluated first in terms of its impairment and (if required) any loss due to impairment is recognized; then the remaining balance is transferred to oil and gas properties. With the exception of licensing costs, no amortization is charged during the phase of exploration and evaluation.

The initial estimated asset retirement obligations in hydrocarbons areas, discounted at a risk adjusted rate, are capitalized in the cost of the assets and depreciated using the units of production method. Additionally, a liability at the estimated value of the discounted amounts payable is recognized. Changes in the measurement of asset retirement obligations that result from changes in the estimated timing, amount of the outflow of resources required to settle the obligation, or the discount rate, are added to, or deducted from, the cost of the related asset.

For exchanges/swaps or parts of exchange (“swaps”) that involve only exploration and evaluation assets, the carrying value is accounted for at the fair value of the asset given up and no gain or loss is recognized.

2.4.2.3 Rights and Concessions

The rights and concessions are recorded as part of property, plant and equipment and depleted based on production units over the total of the developed and undeveloped proved reserves of the corresponding area. The calculation of the rate of production units for the depreciation / amortization of field development costs takes into account expenditures incurred to date, together with the authorized future development expenditures.

Intangible assets

2.4.2.4 Goodwill

Goodwill is the result of the acquisition of subsidiaries and represents the excess of the acquisition cost over the fair value of the net identifiable assets acquired at the date of acquisition. After initial recognition, goodwill is measured at cost less accumulated impairment losses.

For the purpose of impairment testing, goodwill acquired in a business combination is allocated from the acquisition date to each of the acquirer’s cash-generating units (“CGU”), each unit represents the lowest level within the entity at which the goodwill is monitored for internal management purposes.

When the goodwill is part of CGU and part of the operation within that unit is disposed of, the goodwill associated with the disposed operation is included in the carrying amount of the operation, when the gain or loss is determined.

2.4.3 Leases

The Company has lease contracts for various items of buildings, and plant and machinery, which are recognized under IFRS 16.

The Company recognizes right-of-use assets at the commencement date of the lease (i.e., the date the underlying asset is available for use). Right-of-use assets are measured at cost, less any accumulated depreciation and impairment losses, and adjusted for any remeasurement of lease liabilities. Unless the Company is reasonably certain to obtain ownership of the leased asset at the end of the lease term, the recognized right-of-use assets are depreciated on a straight-line basis over the shorter of its estimated useful life and the lease term. Right-of-use assets are subject to impairment. For more information see note 3.2.2 with respect accounting policies for evaluation the impairment of non-financial assets.

VISTA OIL & GAS, S.A.B. DE C.V.

Notes to the consolidated financial statements as of December 31, 2020 and 2019 and for the years ended December 31, 2020 and 2019.

(Amounts expressed in thousands of US Dollars, except otherwise indicated)

At the commencement date of the lease, the Company recognizes lease liabilities measured at the present value of lease payments to be made over the lease term. The lease payments include fixed payments (including in- substance fixed payments) less any lease incentives receivable, variable lease payments that depend on an index or a rate, and amounts expected to be paid under residual value guarantees. The lease payments also include the exercise price of a purchase option reasonably certain to be exercised by the Company and payments of penalties for terminating a lease, if the lease term reflects the Company exercising the option to terminate. The variable lease payments that do not depend on an index or a rate are recognized as expense in the period on which the event or condition that triggers the payment occurs. In calculating the present value of lease payments, the Company uses the incremental borrowing rate at the lease commencement date if the interest rate implicit in the lease is not readily determinable. After the commencement date, the amount of lease liabilities is increased to reflect the accretion of interest and reduced for the lease payments made. In addition, the carrying amount of lease liabilities are remeasured if there is a modification, a change in the lease term, a change in the in-substance fixed lease payments or a change in the assessment to purchase the underlying asset.

The Company applies the short- term lease recognition exemption to its short- term leases of machinery and equipment (i.e., those leases that have a lease term of 12 months or less from the commencement date and do not contain a purchase option). It also applies the lease of low-value assets recognition exemption to leases of office equipment that are individually considered of low value. Lease payments on short-term leases and leases of low-value assets are recognized as expense on a straight-line basis over the lease term.

The Company determines the lease term as the non -cancellable term of the lease, together with any periods covered by an option to extend the lease if it is reasonably certain to be exercised, or any periods covered by an option to terminate the lease, if it is reasonably certain not to be exercised. The Company applies judgement in evaluating whether it is reasonably certain to exercise the option to renew. That is, it considers all relevant factors that create an economic incentive for it to exercise the renewal. After the commencement date, the Company reassesses the lease term if there is a significant event or change in circumstances that is within its control and affects its ability to exercise (or not to exercise) the option to renew (e.g., a change in business strategy).

2.4.4 Impairment of non-financial assets

Other non-financial assets with definite useful life are tested for impairment whenever events or changes in circumstances indicate that the carrying amount may not be recoverable. An impairment loss is recognized for the amount by which the asset´s carrying amount exceeds its recoverable amount. The recoverable amount is the higher of (i) an asset´s fair value less costs of disposal and; (ii) value in use.

For the purpose of assessing impairment, assets are grouped at the lowest levels for which there are separately identifiable cash flows, which are largely independent of the cash inflows from other assets or groups of assets CGUs. Non-financial assets that have been impaired are reviewed for possible reversal of the impairment at the end of each reporting period.

2.4.5 Foreign currency translation

2.4.5.1 Functional and presentation currency

Functional currency for the Company and each of its current subsidiaries is the currency of the primary economic environment in which each entity operates. Functional and presentation currency of all entities is the US. Determination of functional currency may involve certain judgements to identify the primary economic environment and the Company reconsiders the functional currency of its entities if there is a change in events and conditions, which determined the primary economic environment.

2.4.5.2 Transaction and balances

Transactions in currencies other than the functional currency (“foreign currency”) are recorded at the exchange rate on the date of each transaction. Foreign exchange profit and loss resulting from the settlement of any transaction and from the translation at year-end exchange rates of monetary assets and liabilities denominated in foreign currencies are recognized in the consolidated statements of profit or loss and other comprehensive income, unless they have been capitalized.

Monetary balances in foreign currency are converted at the end of each year at the official exchange rate of each country.

VISTA OIL & GAS, S.A.B. DE C.V.

Notes to the consolidated financial statements as of December 31, 2020 and 2019 and for the years ended December 31, 2020 and 2019.

(Amounts expressed in thousands of US Dollars, except otherwise indicated)

2.4.6 Financial instruments

2.4.6.1 Other financial assets

2.4.6.1.1 Classification

2.4.6.1.1.1 Financial assets at amortized cost

Financial assets are classified and measured at amortized cost only if the following criteria have been met:

(i) the objective of the Company’s business model is to hold the asset to collect the contractual cash flows;

(ii) the contractual terms, on specified dates, have cash flows that are solely payments of principal and interest on the outstanding principal.

2.4.6.1.1.2 Financial assets at fair value

If any of the above-mentioned criteria has not been met, the financial asset is classified and measured at fair value (“FVTPL”). through consolidated statements of profit or loss and other comprehensive income.

All investments in equity instruments are measured at fair value. As of December 31, 2020, and 2019, the Company does not have any equity instrument.

2.4.6.1.2 Recognition and measurement

At initial recognition, the Company measures a financial asset at its fair value plus, in the case of a financial asset not at fair value through profit or loss, transaction costs that are directly attributable to the acquisition of the financial asset.

A profit or loss on a debt investment that is subsequently measured at fair value and is not part of a hedging relationship is recognized in profit or loss and other comprehensive income. A gain or loss on a debt investment that is subsequently measured at amortized cost and is not part of a hedging relationship is recognized in consolidated statements of profit or loss and other comprehensive income when the financial asset is derecognized or impaired and through the amortization process using the effective interest rate method.

The Company reclassifies financial assets if and only if its business model to manage financial assets is changed.

Trade receivables and other receivables are recognized at fair value and, subsequently, measured at amortized cost, using the effective interest method, less allowance for expected credit losses, if applicable.

Likewise, the trade receivables arising from services rendered and/or hydrocarbons delivered, but unbilled at the closing date of each reporting period are recognized at fair value and subsequently measured at amortized cost using the effective interest rate method.

2.4.6.1.3 Impairment of financial assets

The Company recognizes an allowance for Expected Credit Losses (“ECL”) for all debt instruments not held at fair value through profit or loss. ECLs are based on the difference between the contractual cash flows due in accordance with the contract and all the cash flows that the Company expects to receive, discounted at an approximation of the original effective interest rate.

For trade receivables and other receivables, the Company applies a simplified approach in calculating ECL. Therefore, the Company does not track changes in credit risk, but instead recognizes a loss allowance based on ECLs at each reporting date. The Company analyzes each of its clients considering its historical credit loss experience, adjusted for forward-looking factors specific to the debtor and the economic environment.

The Company always measures the loss allowance for trade receivables at an amount equal to ECL. The expected credit losses on trade receivables are estimated on a case by case basis by reference to past default experience of the debtor and an analysis of the debtor’s current financial position, adjusted for factors that are specific to the debtors, general economic conditions of the industry in which the debtors operate and an assessment of both the current as well as the forecast direction of conditions at the reporting date.

VISTA OIL & GAS, S.A.B. DE C.V.

Notes to the consolidated financial statements as of December 31, 2020 and 2019 and for the years ended December 31, 2020 and 2019.

(Amounts expressed in thousands of US Dollars, except otherwise indicated)

The Company considers a financial asset in default when contractual payments are more than 90 days past due or when internal or external information indicates that the Company is unlikely to receive the outstanding contractual amounts. A financial asset is written off when there is no reasonable expectation of recovering the contractual cash flows.

ECLs, when applicable, are provided for credit losses that result from default events that are possible within the next 12-months (a 12-month ECL). For those credit exposures for which there has been a significant increase in credit risk since initial recognition, a loss allowance is required for credit losses expected over the remaining life of the exposure, irrespective of the timing of the default.

2.4.6.1.4 Offsetting of financial instruments

Financial assets and financial liabilities are presented gross in the consolidated statements of financial position unless both of the following criteria are met: (i) the Company currently has a legally enforceable right to set off the recognized amounts; (ii) and the Company intends to either settle on a net basis or realize the asset and settle the liability simultaneously. A right of set off is the Company’s legal right to settle an amount payable to a creditor by applying against it an amount receivable from the same counterparty.

The relevant legal jurisdiction and laws applicable to the relationships between the parties are considered when assessing whether a current legally enforceable right to set off exists.

2.4.6.2 Financial liabilities and equity instruments

2.4.6.2.1 Classification as debt or equity

Debt and equity instruments issued by a Company are classified either as financial liabilities or as equity in accordance with the substance of the contractual and the definitions of a financial liability and an equity instrument.

A contractual agreement to issue a variable number of shares is classified as a financial liability and measured at fair value. The changes in fair value recognized in the consolidated statements of profit or loss and other comprehensive income.

2.4.6.2.2 Equity instruments

An equity instrument is any contract that evidences a residual interest in the assets of an entity, and recognized at the proceeds received, net of direct issue costs.

2.4.6.2.3 Compound instruments

The component parts of compound instruments (negotiable obligations) issued by the Company are classified separately as financial liabilities and equity in accordance with the substance of the contractual arrangements and the definitions of a financial liability and an equity instrument. A conversion option that will be settled by the exchange of a fixed amount of cash or another financial asset for a fixed number of the Company’s own equity instruments is an equity instrument.

The fair value of the liability component, if any, is estimated using the prevailing market interest rate for similar non-convertible instruments. This amount is recorded as a liability on an amortized cost basis using the effective interest method until extinguished upon conversion or at the instrument’s maturity date.

A conversion option classified as equity is determined by deducting the amount of the liability component from the fair value of the compound instrument as a whole. This is recognized and included in equity, net of income tax effects, and is not subsequently re-measured. In addition, the conversion option classified as equity will remain in equity until the conversion option is exercised, in which case, the balance recognized in equity will be transferred to other equity account. Where the conversion option remains unexercised at the maturity date of the negotiable obligations, the balance recognized in equity will be transferred to retained earnings. No profit or loss is recognized in profit or loss upon conversion or expiration of the conversion option.

Transaction costs that relate to the issue of the negotiable obligations are allocated to the liability and equity components in proportion to the allocation of the gross proceeds. Transaction costs relating to the equity component are recognized directly in equity. Transaction costs relating to the liability component are included in the carrying amount of the liability component and are amortized over the lives of the negotiable obligations using the effective interest method.

VISTA OIL & GAS, S.A.B. DE C.V.

Notes to the consolidated financial statements as of December 31, 2020 and 2019 and for the years ended December 31, 2020 and 2019.

(Amounts expressed in thousands of US Dollars, except otherwise indicated)

Reimbursable Series A Shares

After the initial recognition, the funds received from the Serie A shares, net of offer expenses, are measured subsequently at their amortized cost using the effective interest rate method. Profits and losses are recognized in the consolidated statements of profit or loss and other comprehensive income when the liabilities are written off.

The amortized cost is calculated taking into account any discount or premium in the acquisition, as well as the commissions or costs that are an integral part of the effective interest rate method. Amortization based on the effective interest rate method is included within financial results.

2.4.6.2.4 Financial liabilities

All financial liabilities are recognized initially at fair value and are subsequently measured at amortized cost using the effective interest method or at FVTPL. Borrowings are recognized initially at fair value, net of transaction costs incurred.

Financial liabilities that are not (i) contingent consideration of an acquirer in a business combination; (ii) held-for trading; or (iii) designated as at FVTPL, are subsequently measured at amortized cost using the effective interest method.

The effective interest method is a method of calculating the amortized cost of a financial liability and of allocating interest expense over the relevant period. The effective interest rate is the rate that exactly discounts estimated future cash payments (including all fees and points paid or received that form an integral part of the effective interest rate, transaction costs and other premiums or discounts) through the expected life of the financial liability, or (where appropriate) a shorter period, to the amortized cost of a financial liability.

The loans are classified as current and non-current according to the period of cancellation of the obligation according to the contractual agreement. Those whose settlement operates within 12 months after closing are classified as current.

2.4.6.2.5 De-recognition of financial liabilities

The Company derecognizes financial liabilities when their obligations are discharged, cancelled or they expire. The difference between the carrying amount of the financial liability derecognized and the consideration paid, is recognized in profit or loss and other comprehensive income.

When an existing financial liability is replaced with another from the same lender in substantially different terms, or the terms of an existing liability are significantly modified, such exchange or modification is treated as a de-recognition of the original liability and recognition of a new liability. The difference in the respective book values is recognized in profit or loss and other comprehensive income.

2.4.7 Revenue from contracts with customers and other income recognition

2.4.7.1 Revenue from contracts with customers

Revenue from contracts with customers arising from sale of crude oil, natural gas and Liquefied Petroleum Gas (“NGL”) is recognized at a point in time when control of the goods are transferred to the customer generally on delivery of the inventory. Revenue from contract with customers are recognized at an amount that reflects the consideration to which the Company expects to be entitled in exchange for those goods. Trade receivables are generally on terms of 30 days for crude oil revenues and 65 days for natural gas and NGL revenues. The Company has concluded that it is the principal in its revenue arrangements because it typically controls the goods before transferring them to the customer.

The revenues from the production of oil and natural gas from the joint agreements in the Company participate, are recognized when sales to customers are improved and production costs are accrued or deferred for differences between volumes taken and sold to customers and the percentage of contractual participation resulting from joint arrangement.

Based on the revenue analysis carried out by the Company’s management, Note 5.1 has been broken down by (i) type of good and (ii) sales channels. All the revenues of the Company are recognized at a point in time.

VISTA OIL & GAS, S.A.B. DE C.V.

Notes to the consolidated financial statements as of December 31, 2020 and 2019 and for the years ended December 31, 2020 and 2019.

(Amounts expressed in thousands of US Dollars, except otherwise indicated)

2.4.7.2 Contract balances

Contract assets

A contract asset is the right to consideration in exchange for goods or services transferred to the customer. If the Company performs by transferring goods or services to a customer before the customer pays consideration or before payment is due, a contract asset is recognized for the earned consideration that is conditional. As of December 31, 2020, and 2019 the Company does not have any contract assets.

Trade and other receivables

A trade receivable represents the Company’s right to an amount of consideration that is unconditional; i.e., only the passage of time is required before payment of the consideration is due.

Contract liabilities

A contract liability is the obligation to transfer goods or services to a customer for which the Company has received consideration from the customer. If a customer pays consideration before the Company transfers goods or services to the customer, a contract liability is recognized. Contract liabilities are recognized as revenue when the Company performs under the contract. As of December 31, 2020, and 2019, the Company does not have any contract liabilities.

Other income

Other operating income corresponds to sales of services to third parties The Company recognizes revenue from services rendered over time, using an input method to measure progress towards complete satisfaction of the service, because the customer simultaneously receives and consumes the benefits provided by the Company.

2.4.8 Inventories

Inventories are comprised of crude oil stock, raw materials and materials and spare parts, as describe below.

Inventories are stated at the lower of cost or net realizable value. The cost of inventories includes expenditures incurred in the production and other necessary costs to bring them to their existing location and condition. The materials and spare parts cost are determined using the Weighted Average Price Method.

The net realizable value is the estimated selling price in the ordinary course of business less the estimated direct costs to make the sale.

The assessment of the recoverable value of these assets is made at each reporting date, and the resulting loss is recognized in the consolidated statements of profit or loss and other comprehensive income when the inventories are overstated.

The part of materials and parts of important spare parts and the existing permanent maintenance equipment that the Company expects to use for more than a period, as well as those that could only be used in relation to an item of property, plant and equipment are included in the session of “Property, plant and equipment”.

2.4.9 Cash and cash equivalents

For the purpose of presentation in the consolidated statements of cash flows, cash and cash equivalents includes cash on hand, deposits held at call with financial institutions, other short-term, highly liquid investments with original maturities of three months or less that are readily convertible to known amounts of cash and which are subject to an insignificant risk of changes in value.

If any bank overdrafts are shown within borrowings in current liabilities in the consolidated statements of financial position and there are not disclosed under Cash and cash equivalents in the consolidated statements of cash flows since they are not part of the Company’s cash management.

VISTA OIL & GAS, S.A.B. DE C.V.

Notes to the consolidated financial statements as of December 31, 2020 and 2019 and for the years ended December 31, 2020 and 2019.

(Amounts expressed in thousands of US Dollars, except otherwise indicated)

2.4.10 Shareholders´ equity

Equity’s movements have been accounted for in accordance with the decisions of shareholders’ meetings and legal or regulatory standards.

a. Share capital

Share capital represents the share capital issued, composed of the contributions that were committed and or made by the shareholders. It is represented by shares that comprise outstanding shares at nominal value. Common shares are classified as equity.

b. Legal reserve

In accordance with the Mexican Commercial Companies Law, at least 5% of the net profit for the year must be allocated by the Company to increase the legal reserve until it reaches 20% of the share capital. As of December 31, 2020, and 2019, the Company has not created this reserve, because it had no net profit in the mentioned years.

c. Accumulated results

Accumulated results comprise accumulated profits or losses without a specific appropriation. Accumulated results can be distributed by the decision of the Company as dividends, as long as they are not subject to legal restrictions.

These accumulated results comprise prior years’ profit that were not distributed or losses, the amounts transferred from other comprehensive income and prior years’ adjustments.

For the Company, similarly, to the effects of capital reductions, these distributions will be subject to the determination of income taxes according to the applicable income tax rate, except for the re-measured contributed capital stock or if these distributions come from the net fiscal profit account (“CUFIN”).

d. Other comprehensive income

Other comprehensive income includes gains and losses from the actuarial gains and losses for defined benefit plans and the related income tax effect.

e. Dividends distribution

Dividends distribution to Company shareholders is recognized as a liability in the financial statements in the year in which the dividends are approved by the Shareholders’ Meeting. The distribution of dividends is made based on the Company’s stand-alone financial statements.

The Company will not be able to pay dividends until (i) future profits absorb the retained losses and (ii) the restrictions imposed by the credit facility agreement are released, as stated in Note 18.1

2.4.11 Employee benefits

2.4.11.1 Short-term obligations

Liabilities for contributions and salaries that are expected to be settled wholly within 12 months after the end of the period are recognized the amounts expected to be paid when the liabilities are settled and are presented as “Salaries and other social security contributions” in the consolidated statements of financial position.

The costs related to compensated absences, such as vacation, are recognized as they are accrued.

In Mexico, participation of the workers in the Company’s profits (“PTU”) is paid to its qualified employees; which is calculated using the same taxable as for income tax, except for the following:

VISTA OIL & GAS, S.A.B. DE C.V.

Notes to the consolidated financial statements as of December 31, 2020 and 2019 and for the years ended December 31, 2020 and 2019.

(Amounts expressed in thousands of US Dollars, except otherwise indicated)

(i)	Neither the tax losses of previous years nor the participation in benefits paid to employees during the year are deductible.

(ii)	Tax-exempt payments for employees are fully deductible in the calculation of employee benefit sharing.

2.4.11.2 Defined benefit plans

The Company has a defined benefit plan described in Note 23. Defined benefit plans define an amount of pension benefit that an employee will receive on retirement, depending on one or more factors, such as age, years of service and compensation. In accordance with conditions established in each plan, the benefit may consist in a single payment, or in making complementary payments to those made by the pension system.

The cost of defined contribution plans is periodically recognized in accordance with the contributions made by the Company.

Labor costs liabilities are accrued in the periods in which the employees provide the services that trigger the consideration.

The defined benefit liability recognized in the consolidated statements of financial position is the present value of the defined benefit obligation net of the fair value of the plan assets, when applicable. The defined benefit obligation is calculated periodically, at least once a year at the end of each financial year, by independent actuaries using the projected unit credit method. The present value of the defined benefit obligation is determined by discounting the estimated future cash outflows using future actuarial assumptions about demographic and financial variables that affect the determination of the amount of such benefits.

Actuarial profit and losses from experience adjustments and changes in actuarial assumptions are recognized in other comprehensive income (loss) in the period in which they arise, and past service costs are recognized immediately in the consolidated statements of profit or loss and other comprehensive income.

2.4.12 Borrowing costs

General and specific borrowing costs which are directly attributable to the acquisition, construction or production are capitalized during the period of time that is required to complete and prepare the asset for its intended use or sale. They are included as part of the acquisition cost of said assets until such time as they are ready for the expected use or in the conditions necessary for their sale.

Investment income earned on the temporary investment of specific borrowings pending their expenditure on qualifying assets is deducted from the borrowing costs eligible for capitalization. Other borrowing costs are expensed in the period in which they are incurred.

For the years ended on December 31, 2020 and 2019 except for interest on lease liabilities disclosed in Note 15 the Company did not capitalize any borrowing cost as it does not have qualifying assets.

2.4.13 Provisions and contingent liabilities

Provisions are recognized when the Company meet the following conditions: (i) has a present legal or constructive obligation as a result of a past event; (ii) it is probable that an outflow of resources will be required to settle that obligation; and (iii) the amount can be reliably estimated. Provisions are not recognized for future operating losses.

In the case of provisions where the effect of the time value of money is significant, such as those corresponding to the provisions of assets retirement obligation and for environmental remediation, the amounts of the provisions are determined as the present value of the expected of resources to pay the obligation. Provisions are discounted using a pre-tax rate that reflects current market conditions at the date of the statements of financial position and, where appropriate, the specific risks of the liability. When the discount is used, the increase in the provision due to the passage of time is recognized as financial costs.

2.4.13.1 Provision for contingencies

Provisions are measured at the present value of the expenditures expected to be required to settle the present obligation, taking into account the best available information as of the date of the financial statements based on assumptions and methods considered appropriate and taking into account the opinion of each Company’s legal advisors. As additional information becomes available to the Company, estimates are revised and adjusted periodically. The discount rate used to determine the present value reflects current market assessments of the time value of money and the risks specific to the liability.

VISTA OIL & GAS, S.A.B. DE C.V.

Notes to the consolidated financial statements as of December 31, 2020 and 2019 and for the years ended December 31, 2020 and 2019.

(Amounts expressed in thousands of US Dollars, except otherwise indicated)

When the Company expects a part or all the provision to be reimbursed, for example, under an insurance contract, the reimbursement is recognized as a separate asset but only when the reimbursement is virtually certain.

Contingent liabilities are: (i) possible obligations that arise from past events and whose existence will be confirmed only by the occurrence or non- occurrence of uncertain future events not wholly within the control of the entity; or (ii) present obligations that arise from past events, but it is not probable that an outflow of resources will be required to its settlement; or whose amount cannot be measured with sufficient reliability.

The Company discloses in notes to the consolidated financial statements a brief description of the nature of material contingent liabilities (See Note 22.3).

Contingent liabilities, whose possibility of any outflow in settlement is remote, are not disclosed unless they involve guarantees, in which case the nature of the guarantee is disclosed.

When some or all of the economic benefits required to settle a provision are expected to be recovered from a third party, a receivable is recognized as an asset if it is virtually certain that reimbursement will be received, and the amount of the receivable can be measured reliably.

2.4.13.2 Provision for asset retirement obligation

The Company recognizes a provision for asset retirement obligation when there is a current legal or implicit obligation as a result of past events, and it is probable that an outflow of resources will be required to settle the obligation and a reliable estimate of the amount of the obligation can be made.

In general, the obligation arises when the asset is installed, or the land/environment is disturbed in the location of the well.

When the liability is initially recognized, the present value of the estimated costs is capitalized increasing the carrying value of the related assets for the extraction of oil and gas to the extent that they have been incurred due to the development or construction of the well.

Additional provisions that arise due to greater development or construction in the property for oil and gas extraction are recognized as additions or charges to the corresponding assets and when the decommissioning liability is originated.

Changes in estimated times or the cost of asset retirement obligation are treated prospectively by recording an adjustment to the provision and the corresponding asset.

If the change in the estimate results in an increase in the decommissioning liability and, therefore, an addition to the carrying amount of the asset, the Company considers whether or not there is an indication of impairment of the asset in an integral manner and, be so, it undergoes impairment testing. For mature wells, if the estimate of the revised value of assets for oil and gas extraction, net of asset retirement obligation provisions, exceeds the recoverable value, that part of the increase is charged directly to expenses.

Over time, the discounted liability increases with the change in present value, based on the discount rate that reflects the current market assessments and the specific risks of the liability. The unwinding of the discount is recognized in the consolidated statements of profit or loss and other comprehensive income as a financial cost.

The Company recognizes deferred tax assets with respect to the temporary difference between the asset retirement obligation provisions and the corresponding deferred tax liability.

2.4.13.3 Provision for environmental remediation

Provisions for environmental costs are recognized when it is probable that a cleanup will be carried out and the estimated costs can be estimated reliably. Generally, the timing of recognition of these provisions concurs with the commitment of a formal action plan or, if it is before, at the time of the divestment or the closure of the inactive sites.

The amount recognized is the best estimate of the required expense to settle the obligation. If the effect of the value of money over time is material, the recognized value is the present value of the estimated future expense. The effect of such estimate is recognized in the consolidated statements of profit or loss and other comprehensive income.

VISTA OIL & GAS, S.A.B. DE C.V.

Notes to the consolidated financial statements as of December 31, 2020 and 2019 and for the years ended December 31, 2020 and 2019.

(Amounts expressed in thousands of US Dollars, except otherwise indicated)

2.4.14 Income tax and minimum presumed income tax

2.4.14.1 Current and deferred income tax

The tax expenses for the year include current and deferred tax. Tax is recognized in the consolidated statements of profit or loss and other comprehensive income, except to the extent that it relates to items recognized in other comprehensive income or directly in equity.

The current income tax charge is calculated based on the tax laws enacted or substantively enacted at the end of the reporting period. The Company periodically evaluates positions taken in tax returns with respect to situations in which applicable tax regulation is subject to interpretation. It establishes provisions, where appropriate, based on amounts expected to be paid to the tax authorities. Where tax treatments are uncertain, if it is considered probable that a taxation authority will accept the Company’s proposed tax treatment, income taxes are recognized consistent with the Company’s income tax filings. If it is not considered probable, the uncertainty is reflected using either the most likely amount or an expected value, depending on which method better predicts the resolution of the uncertainty.

Deferred income tax is recognized, using the liability method, on temporary differences between the tax bases of assets and liabilities and their carrying amounts in the financial statements. Deferred tax liabilities are generally recognized for all taxable temporary differences, unless they arise from recognition of a goodwill.

Deferred income tax assets are recognized only to the extent that it is probable that future taxable profit will be available and can be used against temporary differences. The carrying amount of deferred tax assets is reviewed at the end of each reporting period and reduced to the extent that it is no longer probable that enough taxable profits will be available to allow all or part of the asset to be recovered.

Such deferred tax assets and liabilities are not recognized if the temporary difference arises from the initial recognition (other than in a business combination) of assets and liabilities in a transaction that affects neither the taxable profit nor the accounting profit.

Deferred income tax is provided on temporary differences from investments in subsidiaries and associates, except for deferred income tax liability where the timing of the reversal of the temporary difference is controlled by the Company and it is probable that the temporary difference will not reverse in the foreseeable future. Deferred tax assets arising from deductible temporary differences associated with such investments and interests are only recognized to the extent that it is probable that there will be sufficient taxable profits against which to utilize the benefits of the temporary differences and they are expected to reverse in the foreseeable future.

Deferred income tax assets and liabilities are offset when there is a legally enforceable right to offset the recognized amounts and when the deferred income tax assets and liabilities relate to income taxes levied by the same taxation authority on either the same taxable entity or different taxable entities where there is an intention to settle the balances on a net basis.

Current and deferred tax assets and liabilities have not been discounted and are stated at their nominal values.

Deferred tax liabilities and assets are measured at the tax rates that are expected to apply in the period in which the liability is settled or the asset realized, based on tax rates (and tax laws) that have been enacted or substantively enacted by the end of the reporting period.

The measurement of deferred tax liabilities and assets reflects the tax consequences that would follow from the manner in which the Company expects, at the end of the reporting period, to recover or settle the carrying amount of its assets and liabilities.

Income tax rates prevailing as of December 31, 2020 and 2019 in Argentina and Mexico are 30% (see Note 33).

2.4.14.2 Minimum presumed income tax

The Company´s subsidiaries in Argentina calculated tax on minimum presumed income tax applying the 1% tax rate to taxable assets estimated at the end of each reporting period until the year ended December 31, 2018.

This tax is complementary to income tax in Argentina. The company and the subsidiaries in Argentina’s tax liability is the higher between the liability of income tax and the liability determined as explained above for this tax.

VISTA OIL & GAS, S.A.B. DE C.V.

Notes to the consolidated financial statements as of December 31, 2020 and 2019 and for the years ended December 31, 2020 and 2019.

(Amounts expressed in thousands of US Dollars, except otherwise indicated)

However, if the minimum presumed income tax exceeds income tax during one fiscal year, such excess may be offset against any income tax excess over the minimum presumed income tax that may be generated in the following ten years.

On July 22, 2016, Law No. 27,260 was published, which eliminates the minimum presumed income tax for the years beginning on January 1, 2019.

The Company has registered an asset for minimum presumed income tax included in trade and other receivables for 1,034. It may be charged against taxable profits generated until December 31, 2028.

2.4.15 Share-based payments

Employees (including senior executives) of the Company may receive remuneration in the form of share-based payments, whereby employees render services as consideration for equity instruments (equity-settled transactions).

Equity-settled transactions

The cost of equity-settled transactions is determined by the fair value at the date when the grant is made using an appropriate valuation model (See Note 34).

That cost is recognized in employee benefits expense, together with a corresponding increase in equity (“Shared-based payments”), over the period in which the service and, where applicable, the performance conditions are fulfilled (the vesting period). The cumulative expense recognized for equity-settled transactions at each reporting date until the vesting date reflects the extent to which the vesting period has expired and the Company’s best estimate of the number of equity instruments that will ultimately vest. The expense or credit in the consolidated statements of profit or loss and other comprehensive income for a period represents the movement in cumulative expense recognized as at the beginning and end of that period.

Service and non-market performance conditions are not taken into account when determining the grant date fair value of awards, but the likelihood of the conditions being met is assessed as part of the Company’s best estimate of the number of equity instruments that will ultimately vest. Market performance conditions are reflected within the grant date fair value. Any other conditions attached to an award, but without an associated service requirement, are considered to be non-vesting conditions. Non-vesting conditions are reflected in the fair value of an award and lead to an immediate expensing of an award unless there are also service and/or performance conditions.

No expense is recognized for awards that do not ultimately vest because non-market performance and/or service conditions have not been met. Where awards include a market or non-vesting condition, the transactions are treated as vested irrespective of whether the market or non-vesting condition is satisfied, provided that all other performance and/or service conditions are satisfied.

When the terms of an equity-settled award are modified, the minimum expense recognized is the grant date fair value of the unmodified award, provided the original vesting terms of the award are met. An additional expense, measured as at the date of modification, is recognized for any modification that increases the total fair value of the share-based payment transaction, or is otherwise beneficial to the employee. When an award is cancelled by the entity or by the counterparty, any remaining element of the fair value of the award is expensed immediately through profit or loss.

The possible dilutive effect of outstanding options is reflected, as applicable; in the computation of diluted earnings per share (further details are given in Note 12).

On March 22, 2018 the Company approved a Long-Term Incentive Plan (“LTIP”) consisting of a plan to provide for the Company and its subsidiaries to attract and retain talented persons as officers, directors, employees and consultants. The LTIP include the following mechanisms for rewarding and retaining key personal (i) Stock Option Plan; (ii) Restricted Stock Units and; (iii) Performance Restricted Stock and therefore accounted under IFRS 2 Shared based payments as detailed above.

a) Stock Option (“SOP”) (equity-settled)

The stock option plan gives the participant the right to buy a quantity of shares over certain period of time. The cost of the equity-settled share purchase plan is measured at grant date, taking into account the terms and conditions on which the share options were granted. The equity-settled compensation cost is recognized in the consolidated statements of profit or loss and other comprehensive income under the caption of share-based payments, over the requisite service period.

VISTA OIL & GAS, S.A.B. DE C.V.

Notes to the consolidated financial statements as of December 31, 2020 and 2019 and for the years ended December 31, 2020 and 2019.

(Amounts expressed in thousands of US Dollars, except otherwise indicated)

b) Restricted Stock (equity-settled)

Certain key employees of the Company receive additional benefits for free or at a minimum value once the conditions are achieved through a share purchase plan denominated in Restricted Stock (“RSs), which has been classified as an equity-settled share-based payment. The cost of the equity-settled share purchase plan is measured at grant date, taking into account the terms and conditions on which the share options were granted. The equity-settled compensation cost is recognized in the consolidated statements of profit or loss and other comprehensive income under the caption of share-based payments over the requisite service period.

c) Performance Restricted Stock (equity settled)

The Company grants Performance Restricted Stock (“PRSs”) to key employees, which entitle them to receive PRSs after having attained certain performance goals over a service period. PRS is classified as an equity- settled share-based payment. The cost of the equity-settled share purchase plan is measured at grant date, taking into account the terms and conditions on which the share options were granted. The equity-settled compensation cost is recognized in the consolidated statements of profit or loss and other comprehensive income under the caption of share-based payments, over the requisite service period. As of December 31, 2020, and 2019 the Company has not granted any PRSs.

2.4.16 Going concern

The COVID-19 outbreak is currently having an indeterminable adverse impact on the world economy. The Group is facing a new oil market scenario with significant reduction in demand and oil prices due to extreme COVID-19 containment measures.

The Group immediately took decisive measures, such as reducing the 2020 work program, by adjustments to capital investment plans, including renegotiation of investment commitments, financing and lease agreements during 2020, and continuous monitoring of operating and administrative costs. Additionally, different effects of the pandemic have been taken into consideration for the purposes of the estimates and judgments used in these financial statements; such as those related to future prices; risk analysis of recoverability of accounts receivable; liquidity risk analysis; among others.

In May 2020 and in the framework of the public emergency and the international crisis derived from COVID -19, the Argentine Executive Branch issued Decree No. 488/2020 establishing a reference price for deliveries of crude oil in the Argentine market equivalent to 45 US/ oilfield barrel (“bbl”). As of December 31, 2020, Decree No. 488/2020 is no longer in force, because “Ice Brent First Line” price exceed 45 US/bbl for 10 consecutive days in August, 2020. (See Note 2.5.1.2).

Likewise, under this current challenging scenario compliance with commitments will continue to be monitored. In the event of any default, creditors may choose to declare indebtedness, together with accrued interest and other charges.

The Board of Directors regularly monitor the Group’s cash position and liquidity risks throughout the year to ensure that it has sufficient funds to meet forecast operational and investment funding requirements. Sensitivities are run to reflect latest expectations of expenditures, oil and gas prices and other factors to enable the Group to manage the risk of any funding short falls and/or potential debt covenant.

Considering macroeconomic environment conditions, where a recovery in international crude oil prices is observed, the performance of the operations and the Group’s cash position, as of December 31, 2020, the Directors have formed a judgement, at the time of approving the financial statements, that there is a reasonable expectation that the Group has adequate resources to meet all its obligations for the foreseeable future. For this reason, the Directors have continued to adopt the going concern basis in preparing the consolidated financial statements.

2.5 Regulatory framework

A- Argentina

2.5.1    General

2.5.1.1 Decree No. 297/2020

Consistent with recommendations that World Health Organization (“WHO”) urged to be taken by all countries affected by the COVID-19 pandemic, the Argentine Executive Branch issued Decree of Necessity and Urgency (“DNU”) No. 297/2020 that established the “social, preventive and obligatory isolation” in order to protect public health. This measure has been extended by successive Decrees, the last of these is the being DNU No. 168/2021. This period may continue to be extended for the time considered necessary for the epidemiological situation.

VISTA OIL & GAS, S.A.B. DE C.V.

Notes to the consolidated financial statements as of December 31, 2020 and 2019 and for the years ended December 31, 2020 and 2019.

(Amounts expressed in thousands of US Dollars, except otherwise indicated)

This Decree establishes as part of the measures to mitigate the spread and transmission of the virus, the immediate suspension of non-essential activities in the public, private and social sectors; and establishes certain exceptions, like minimum guards that ensure the operation and maintenance of oil and gas fields; oil and gas treatment and refining plants; transportation and distribution of electrical energy, liquid fuels, oil and gas; fuel vending stations and generators electric power.

2.5.1.2 Decree No. 488/2020

On May 19, 2020, the Argentine Executive Branch issued Decree No. 488/2020 (the “Decree”), which establishes a reference price for deliveries of crude oil in the Argentine market equivalent to 45 US/ bbl, with effect from May 19 until December 31, 2020 (the “Term of Validity”).

Said Reference Price which was established in the Article 1 of Decree, will be in force as long as “Ice Brent First Line” price does not exceed 45 US/bbl for 10 consecutive days. As of December 31, 2020, Article 1 of Decree No. 488/2020 is no longer in force, because “Ice Brent First Line” price exceeded 45 US/bbl for 10 consecutive days in August 2020.

During the Term of Validity, the Company must: (i) maintain the levels of activity and / or production registered in the previous year; (ii) maintain contracts with regional contractors and suppliers; (iii) maintain the current workforce as of December 31, 2019.

2.5.2. Oil and gas

2.5.2.1 Regulatory framework for hydrocarbon activity in Argentina

In the Argentine Republic, the activity of exploration, exploitation, exploitation transport and commercialization of hydrocarbons is governed by Law No. 17,319, as amended by Law No. 27,007.

The main changes introduced by Law No. 27,007 are detailed below:

(i) It establishes terms for exploration permits and exploitation and transportation concessions, making a distinction between conventional and unconventional, and continental shelf and territorial sea reservoirs.

(ii) The 12% payable as royalties to the grantor by exploitation concessionaires on the proceeds derived from liquid hydrocarbons extracted at wellhead and the production of natural gas will remain effective. In case of extension, additional royalties for up to 3% on the royalties applicable at the time of the first extension, up to a maximum of 18%, will be paid for the following extensions.

(iii) It restricts the National Government and the Provinces from reserving new areas in the future in favor of public or mixed companies or entities, irrespective of their legal form. Thus, contracts entered into by provincial companies for the exploration and development of reserved areas before this amendment are safeguarded.

The Province of Neuquén has its own Hydrocarbons Law No. 2,453. Therefore, the assets that the Company owns in the Province of Neuquén are governed by that Law, while the others, located in the Province of Santa Cruz, Rio Negro and Salta are governed by Law No. 17,319 and its modifications

2.5.2.2 Need and Urgency Decree No. 566/2019

Through DNU No. 566/2019 dated August 15, 2019, and effective as of August 16, 2019 (the “Decree 566/2019”), the government of the Argentine Republic determined that during the period covered from the entry into force of Decree 566/2019 until the ninety (90) calendar days following it (the “Term”):

(i) deliveries of crude oil made in the local market during the Term must be billed and paid at the agreed price between the producing and refining companies as of August 9, 2019, applying a reference exchange rate of Argentine Pesos (“ARS”) 45.19/US and a Brent reference price of 59.00 US/bbl;

VISTA OIL & GAS, S.A.B. DE C.V.

Notes to the consolidated financial statements as of December 31, 2020 and 2019 and for the years ended December 31, 2020 and 2019.

(Amounts expressed in thousands of US Dollars, except otherwise indicated)

(ii) that the maximum price of gasoline and diesel in all its qualities, marketed by refining companies and / or wholesale and / or retail retailers in the country, in all sales channels, during the Term, may not be higher than the current price as of August 9, 2019;

(iii) that during the Term, the refining companies and the wholesale and retail retailers of the country must cover, at the prices established in Decree 566/2019, the total national demand for liquid fuels in the Argentine Republic, in accordance with the volumes that are required from the usual practices of the Argentine market, providing on a regular and continuous basis to each and every one of the areas that make up the territory of the Argentine Republic; and

(iv) the hydrocarbon producing companies of the Argentine Republic, must cover the total demand for crude oil that is required by the Argentine market refining companies, providing on a regular and continuous basis to all refineries located in the territory of the Argentine Republic.

On August 20, 2019, the Company requests in the Federal Administrative courts a precautionary measure to the immediate suspension of Articles 1 and 4 of Decree 566/2019 that imposed maximum prices for the sale of crude oil in the local market and the obligation to supply it, all in order to avoid damages on the operations and financial results of the Company.

On December 3, 2019, the Company withdrew of the precautionary measure and the case was filed on September 15, 2020. As of the date of these consolidated financial statements, the Term of this Decree has ended.

2.5.2.3 Decree No. 601/19

By Decree No. 601/19, dated August 30, 2019, the provisions of Decree 566/2019 were modified, establishing that:

(i) until November 13, 2019 deliveries of crude oil made in the local market need to be invoiced and paid at the agreed price between the producing and refining companies as of August 9, 2019, applying a reference exchange rate of 46.69 ARS/US and a Brent reference price of 59 US/bbl.; and

(ii) the maximum price of gasoline and diesel in all its qualities, marketed by the refining companies and the wholesale and retail retailers, whose final destination is the public supply through fuel pumps may not be higher than the current price as of August 9, 2019.

As of the date of these consolidated financial statements, the Term of this Decree has ended.

2.5.2.4 Resolution 557/2019

Through Resolution 557/2019, of the Secretariat of Energy (“SE”) on September 19, 2019, it was determined that:

(i) during the term of Decree No. 601/2019, the prices of gasoline and diesel in all its qualities, marketed by refining companies and wholesale and retail retailers, whose final destination is the public supply through fuel pumps can increase in up to 4% with respect to the prices in force as of August 9, 2019; and

(ii) during the term of Decree No. 601/2019 deliveries of crude oil made in the local risk market will be invoiced and paid at the agreed price between the producing and refining companies as of August 9, 2019, applying a reference exchange rate of 49.30 ARS/ US, equivalent to 5.58% increase over the current reference value, and a Brent reference price of 59 US/bbl.

As of the date of these consolidated financial statements, the Term of the said Resolution has ended.

2.5.3 Gas Market

During the last few years, the Argentine Government has created different programs seeking to encourage and increase gas injection into the domestic market.

VISTA OIL & GAS, S.A.B. DE C.V.

Notes to the consolidated financial statements as of December 31, 2020 and 2019 and for the years ended December 31, 2020 and 2019.

(Amounts expressed in thousands of US Dollars, except otherwise indicated)

2.5.3.1 Natural Gas Surplus Injection Promotion Program for Companies with Reduced Injection (the “IR Program”)

In November 2013, pursuant to Resolution No. 60/13, the Commission created the IR Program covering companies with no previous production or with a 3.5 MMm3/day production cap, establishing price incentives for production increases and NGL importation penalties in case of breach of the committed volumes. Resolution No. 60/13 (as amended by the Secretariat of Energy Resolution N° 22/14 and N° 139/14), established a price ranging from 4 US/ Millions of British Thermal Unit (“MMBTU”) to 7.5 US/MMBTU, based on the highest production curve attained. The IR Program had a validity date until December 2017.

On July 1, 2019, through Resolution No. 358/19, the Secretariat of Energy notified the Company of the cancellation of the IR Program receivable, which according to said Resolution would be cancelled with bonds issued by the National State (“Gas Natural Program Bonds”) denominated in US, to be paid within a maximum term of thirty (30) installments.

During the year ended December 31, 2019, the Company has received 20,663 in Gas Natural Program Bonds, of which8,266 and 8,257 have been amortized during the years ended December 31, 2020 and 2019, respectively. As of December 31, 2020, and 2019, the accounts receivable registered by the Company related to the program amounts to 4,012 and 11,397 of present value (4,140 and 12,406 of nominal value). See Note 17.

2.5.3.2 Promotion Plan for the Production of Argentine Natural Gas – Supply and Demand Framework 2020-2024 (“Gas Plan IV”)

On November 13, 2020 through of Decree No. 892/2020, the Argentine Executive Branch approved the Gas Plan IV, declaring the promotion of natural gas production a priority and national public interest.

Through Resolution No. 317/2020 of the SE, it invited natural gas producing companies to a National Public tender for the award of a total base natural gas volume of 70 MMm3/day each year; and an additional volume for each of the winter periods.

On December 15, 2020, through Resolution No. 391/2020, the SE awarded the volumes and prices; which means the subsequent conclusion of contracts with Compañía Administradora del Mercado Mayorista Eléctrico S.A. and other distribution licensees or sub-distributors, for the supply of natural gas for electric power generation and for residential consumption, respectively.

The Company, through its subsidiary in Argentina, was awarded with a base volume of 0.86 MMm3/day, at an annual average price of 3.29 US/MMBTU for a period of four years, starting on January 1, 2021.

2.5.4 Oil Market

2.5.4.1 Oil Plus Program (“Petróleo Plus”)

The Company participated in the Oil Plus Program, which provided for certain incentives to production companies. On July 13, 2015, the Decree No. 1,330/15 abrogated this program created by Decree No. 2,014/2008, which rewarded oil production companies that have increased production and reserves and provided that incentives pending liquidation would be settled through the issuance of Government bonds. On November 30, 2016, Decree No. 1,204/16 was published in the Official Gazette, expanding the issuance of Government bonds for the same purpose.

On September 15, 2015, the Company received the amount of 2,020 with BONAD 2018 bonds with a face value of one US each and the amount of 8,081 with BONAR 2024 bonds with a nominal value of one US each, based on Decree No.1,330/15 mentioned above.

2.5.5 Royalties and other canons

For the years ended December 31, 2020 and 2019 royalties are applied to total production of conventional and unconventional concessions, and are calculated by applying 12% to production, after discounting certain expenses in order to bring the value of cubic meters of crude oil, natural gas and liquefied gas at a price from wellhead. Royalties are recorded at the statements of profit or loss and other comprehensive income within cost of sales.

As part of the extension agreement of the concession mentioned in Note 30.3, an extraordinary canon on production of 3% is included for conventional areas of Entre Lomas Bajada del Palo, Jaguel de los Machos, 25 de Mayo-Medanito S.E. and 6.5% for Agua Amarga.

VISTA OIL & GAS, S.A.B. DE C.V.

Notes to the consolidated financial statements as of December 31, 2020 and 2019 and for the years ended December 31, 2020 and 2019.

(Amounts expressed in thousands of US Dollars, except otherwise indicated)

B-    Mexico

2.5.6. General

Consistent with recommendations that the WHO urged to be taken by all countries affected by the COVID-19 pandemic, the Mexican government, by means of Decrees dated March 30, 2020, declared the epidemic of the disease generated by the COVID-19 virus a “sanitary emergency for reasons of force majeure”.

On March 31, 2020 the Mexican Federal Ministry of Health issued a decree that establishes as part of the measures to mitigate the spread and transmission of the virus, the immediate suspension of non-essential activities in the public, private and social sectors from March 30 to April 30, 2020. This Decree, among other things, provides a list of essential activities that can continue functioning, including gas and oil activities, because they are considered as fundamental sector of the economy and an indispensable service. It also considers the distribution and sale of energy as an essential activity.

This measure has been extended, and this period may continue to be extended for the time considered necessary for the epidemiological situation, determined by competent health authorities of the Federal Government and Mexico City.

2.5.7 Exploration and production activities

In 2013, Mexico introduced certain amendments to the Mexican Constitution, which led to the opening of oil, natural gas, and power sectors to private investment.

As part of energy reform, Petróleos Mexicanos (“PEMEX”) was transformed from a decentralized public entity into a productive state-owned company. In August 2014, the Mexican Congress passed secondary laws to implement the reforms. The reforms allow the Mexican government to grant contracts to private-sector entities in the upstream sector through public tenders. These amendments also allow private-sector entities to obtain permits for the processing, refining, marketing, transportation, storage, import and export of hydrocarbons, including processing, compression, liquefaction, regasification, transportation, distribution, marketing and retail of natural gas, transportation, storage, distribution, marketing and retail of oil products, including NGL, and transportation (through pipelines) and related storage of petrochemicals, including ethane.

Legislation enacted in 2014 includes the Mexican Hydrocarbons Law (“Ley de Hidrocarburos”), which preserves the concept of state ownership over hydrocarbons while located in the subsoil but allows private companies to take ownership over hydrocarbons once they are extracted. The Mexican Hydrocarbons Law allows private-sector entities holding a permit granted by the Mexican Energy Regulatory Commission (“CRE”) to store, transport, distribute, commercialize and carry out direct sales of hydrocarbons, as well as to own and operate pipelines and liquefaction, regasification, compression stations or terminals, and related equipment in accordance with technical and other regulations. In addition, private-sector entities may import or export hydrocarbons subject to a permit from the Mexican Ministry of Energy (“SENER”).

Permits granted prior to the enactment of the Mexican Hydrocarbons Law, including their general terms and conditions, will remain in force during their original term, and rights held by permit-holders will not be affected by new laws and regulations. However, new permits, such as marketing permits granted by the CRE and import and export permits granted by the SENER are required.

2.5.8 Authorized Governmental Agency

The SENER is responsible for developing the country’s upstream policy, including the determination of which areas will be made available through public tenders. They decide the bidding schedule and contract models that are to apply. Additionally, they approve all non- fiscal terms of the contract. The Ministry of Finance (“Secretaria de Hacienda y Crédito Público” or “SHCP”) approves all fiscal terms that apply to the contracts. SHCP also participates in the audits.

The National Hydrocarbons Commission (“CNH”) conducts the bidding rounds that award contracts to oil companies and consortiums of companies. They interface with PEMEX and private companies and manage all E&P contracts. Contracts for transportation, storage, distribution, compression, liquefaction, decompression, regasification, marketing, and sale of crude oil, oil products, and natural gas are granted by the CRE.

VISTA OIL & GAS, S.A.B. DE C.V.

Notes to the consolidated financial statements as of December 31, 2020 and 2019 and for the years ended December 31, 2020 and 2019.

(Amounts expressed in thousands of US Dollars, except otherwise indicated)

2.5.9 Market Regulations

During 2017, in accordance with the 2017 Federal Revenue Law (“Ley de Ingresos de la Federación para el Ejercicio Fiscal de 2017”), the Mexican Government gradually removed price controls on gasoline and diesel as part of the liberalization of fuel prices in Mexico. To the date of issuance of these financial statements, sales prices of gasoline and diesel have been fully liberalized and are determined by the market.

2.5.10 Federal Environmental Law

The Mexican Federal Environmental Liability Law (“Ley Federal de Responsabilidad Ambiental”) enacted on July 7, 2013 regulates environmental liability arising from damages to the environment including remediation and compensation. This liability regime is independent from administrative, civil or criminal liability regimes.

2.5.11 Royalties and other canons

The consideration that must be paid to the Mexico will consist of:

a) Contractual fee for the exploratory phase

It applies to those areas that do not have a development plan approved by the CNH and will be calculated monthly applying the installment established for each square kilometer that includes the contractual area.

b) Royalties

Royalties are applied to total production of the concessions and are calculated applying the contractual percentage to sale price. Contractual percentage can change between 40% and 45%, which will be adjusted in accordance with the provisions of the contract. There is also a variable royalty, which will be applied for each type of hydrocarbon by applying the rate corresponding to sale price. Royalties are shown in the statements of profit or loss and other comprehensive income consolidated within cost of sales.

Note 3. Significant accounting judgements estimates and assumptions

The preparation of the consolidated financial statements requires the Company’s management to make future estimates and assessments, to apply critical judgment and to establish assumptions affecting the application of accounting policies and the amounts of disclosed assets and liabilities, income and expenses.

The estimates and accounting judgments used in the preparation of these consolidated financial statements are evaluated on a continuous basis and are based on past experiences and other reasonable factors under the existing circumstances. Actual future results might differ from the estimates and evaluations made at the date of preparation of these consolidated financial statements.

3.1 Critical judgements in applying accounting policies

The following are the critical judgements, apart from those involving estimations (see Note 3.2), that the management has made in the process of applying the Company’s accounting policies and that have the most significant effect on the amounts recognized in the consolidated financial statements.

3.1.1 Contingencies

The Company is subject to various claims, lawsuits and other legal proceedings that arise during the ordinary course of its business. The Company’s liabilities with respect to such claims, lawsuits and other legal proceedings cannot be estimated with certainty. Periodically, the Company reviews the status of each contingency and assesses potential financial liability, applying the criteria indicated in Note 22.3, for which management elaborates the estimates mainly with the assistance of legal advisors, based on information available at the consolidated financial statements date, and taking into account the litigation and resolution/settlement strategies.

Contingencies include outstanding lawsuits or claims for possible damages to third parties in the ordinary course of the Company’s business, as well as third party claims arising from disputes concerning the interpretation of legislation.

VISTA OIL & GAS, S.A.B. DE C.V.

Notes to the consolidated financial statements as of December 31, 2020 and 2019 and for the years ended December 31, 2020 and 2019.

(Amounts expressed in thousands of US Dollars, except otherwise indicated)

The Company evaluates whether there would be additional expenses directly associated to the ultimate resolution of each contingency, which will be included in the provision if they may be reasonably estimated.

3.1.2 Environmental remediation

The costs incurred to limit, neutralize or prevent environmental pollution are only capitalized if at least one of the following conditions is met: (i) such costs relate to improvements in safety; (ii) the risk of environmental pollution is prevented or limited; or (iii) the costs are incurred to prepare the assets for sale and the book value (which considers those costs) of such assets does not exceed their respective recoverable value.

Liabilities related to future remediation costs are recorded when, based on environmental assessments, such liabilities are probable to materialize, and costs can be reasonably estimated. The actual recognition and amount of these provisions are generally based on the Company’s commitment to an action plan, such as an approved remediation plan or the sale or disposal of an asset. The provision is recognized on the basis that a future remediation commitment will be required.

The Company measures liabilities based on its best estimation of present value of future costs, using currently available technology and applying current environmental laws and regulations as well as the Company’s own internal environmental policies.

3.1.3 Business Combinations

The acquisition method involves measurement at fair value of the identifiable assets acquired and the liabilities assumed in the business combination at acquisition date.

For the purpose to determine fair value of identifiable assets, the Company uses the valuation approach considered most representative for each asset. These include the (i) income approach, through indirect cash flows (net present value of expected future cash flows) or through the multi- period excess earnings method, (ii) cost approach (replacement value of the good adjusted for loss due to physical deterioration, functional and economic obsolescence) and (iii) market approach through comparable transactions method.

Likewise, in order to determine fair value of liabilities assumed, the Company’s considers the probability of cash outflows that will be required for each contingency and elaborates estimates with assistance of legal advisors, based on the information available and taking into account the strategy of litigation and resolution / liquidation.

Management´s critical judgment is required in selecting the approach to be used and estimating future cash flows. Actual cash flows and values may differ significantly from the expected future cash flows and related values obtained through the mentioned valuation techniques.

3.1.4 Joint arrangements

Judgement is required to determine when the Company has joint control over an arrangement, that requires an assessment of relevant activities and when the decisions in relation to those activities require unanimous consent. The Company has determined that relevant activities for its joint arrangements are those relating to the operating and capital decisions of the arrangement, including approval of annual capital and operating expenditure work programmed and budget for the joint arrangement, and approval of chosen service providers for any major capital expenditure as required by the joint operating agreements applicable to the entity’s joint arrangements. Considerations made in determining joint control are similar to those necessary to determine control over subsidiaries, as set out in Note 2.3.1.

Judgement is also required to classify a joint arrangement. Classifying the arrangement requires the Company to assess their rights and obligations arising from the arrangement. Specifically, the Company considers:

•	The structure of the joint arrangement – whether it is structured through a separate vehicle.

•

When the arrangement is structured through a separate vehicle, the Company also considers rights and obligations arising from: (i) The legal form of the separate vehicle; (ii) The terms of the contractual arrangement; (iii) Other facts and circumstances considered on a case-by-case basis.

This assessment often requires significant judgement. A different conclusion about both joint control and whether the arrangement is a joint operation or a joint venture, may materially affect the accounting, as set out in Note 2.3.3.

VISTA OIL & GAS, S.A.B. DE C.V.

Notes to the consolidated financial statements as of December 31, 2020 and 2019 and for the years ended December 31, 2020 and 2019.

(Amounts expressed in thousands of US Dollars, except otherwise indicated)

3.1.5 Functional currency

Functional currency for the parent entity and each of its subsidiaries is the currency of the primary economic environment in which the entity operates. Functional currency of each entity in the Company is the US. Determination of functional currency may involve certain judgements to identify the primary economic environment. The Company reconsiders functional currency of its entities if there is a change in events and conditions, which determined the primary economic environment.

3.2 Key sources of estimation uncertainty

Estimates, which have a significant risk of producing adjustments on the Company´s amounts of assets and liabilities during the following year, are detailed below:

3.2.1 Impairment of goodwill

Goodwill is reviewed for impairment annually or more frequently, if events or changes in circumstances indicate the recoverable amount of the CGUs to which the goodwill relates should be assessed. In assessing whether goodwill has been impaired, the carrying amount of the CGUs to which goodwill has been allocated is compared with its recoverable amount. Where the recoverable amount of the CGUs is less than the carrying amount (including goodwill), an impairment is recognized.

The Company carries a goodwill of 28,484 on its consolidated statements of financial position as of December 31, 2020 and 2019 (See Note 14), principally relating to the Initial Business Combination. The goodwill has been allocated 22,942 to the CGU unconventional oil and gas operating and 5,542 to the CGU conventional oil and gas operating both in Argentina.

Determination as to whether a CGU or group of CGUs containing goodwill is impaired involves management estimates on highly uncertain matters including determining the appropriate grouping of CGUs for goodwill impairment testing purposes. The Company monitors goodwill for internal management purposes based on its single business segment.

In testing goodwill for impairment, the Company uses the approach described Note 3.2.2.

For the year ended December 31, 2020 and 2019, no impairment losses were recognized related with a goodwill.

3.2.2 Impairment of non-financial assets other than goodwill

Non-financial assets, including identifiable intangible assets, are reviewed for impairment at the lowest level at which there are separately identifiable cash flows that are largely independent of the cash flows of other groups of assets or CGU. The Company has determined the following four (4) CGUs in Argentina: (i) conventional oil and gas operating concessions; (ii) unconventional oil and gas operating concessions; (iii) conventional oil and gas non-operating concessions: (iv) unconventional oil and gas non-operating concessions. Likewise, the Company has identified the following two (2) CGUs in Mexico: (i) conventional non-operating oil and gas concessions; (ii) conventional operating oil and gas concessions.

In order to evaluate if there is evidence that a CGU could be impaired, both external and internal sources of information are analyzed, whenever events or changes in circumstances indicate that the carrying amount of an asset or CGU may not be recoverable. Examples of these events are: changes in the Group’s business plans, changes in the Group’s assumptions about commodity prices and discount rates, evidence of physical damage or, for oil and gas assets, significant downward revisions of estimated reserves or increases in estimated future development expenditure or decommissioning costs, the behavior of international oil prices, behavior of demand, cost of raw materials, regulatory framework, projected capital investments and the evolution of demand. If any such indication of impairment exists, the Company makes an estimate of the asset’s or CGU’s recoverable amount.

The recoverable amount of a CGU is the greater between: (i) its fair value less costs of disposal or disposal by other means and (ii) its value in use. When the carrying amount of a CGU exceeds its recoverable amount, the CGU is considered impaired and is reduced to its recoverable amount. Given the nature of the Company’s activities, information on fair value less costs of disposing of an asset or CGU is often difficult to obtain unless negotiations are being conducted with potential buyers or similar operations. Consequently, unless otherwise indicated, the recoverable amount used in the impairment assessment is the value in use.

VISTA OIL & GAS, S.A.B. DE C.V.

Notes to the consolidated financial statements as of December 31, 2020 and 2019 and for the years ended December 31, 2020 and 2019.

(Amounts expressed in thousands of US Dollars, except otherwise indicated)

The recoverable amount of each CGU is estimated through the present value of future net cash flows. Business plans for each CGU, which are approved by the Company on an annual are the primary source of information for the determination of value in use.

As an initial step in the preparation of these plans, the Company sets various assumptions regarding market conditions, such as oil prices, natural gas prices, foreign currency exchange and inflation rates. These assumptions take into account existing prices, global supply-demand equilibrium for oil and natural gas, other macroeconomic factors, the effects of the COVID-19 pandemic and historical trends and variability. In assessing value in use, the estimated future cash flows are adjusted for risks specific to the assets group and are discounted to their present value using a post-tax discount rate that reflects current market assessments of the time value of money.

At each reporting date, an evaluation is made as to whether there is any indication that previously recognized impairment losses may no longer exist or may have decreased. If such an indication exists, the recoverable amount is estimated. A previously recognized impairment loss is reversed only if there has been a change in the estimates used to determine the asset’s recoverable amount since the last impairment loss was recognized. After a reversal, the depreciation charge is adjusted in future periods to allocate the asset’s revised carrying amount, less any residual value, on a systematic basis over its remaining useful life.

Determination as to whether, and by how much, an asset or CGU is impaired involves management estimates on highly uncertain matters such as the effects of inflation and deflation on operating expenses, discount rates, production profiles, reserves and resources, and future commodity prices, including the outlook for global or regional market supply-and-demand conditions for crude oil and natural gas. Judgement is required when determining the appropriate grouping of assets into a CGU. The actual cash flows and the values may differ significantly from the expected future cash flows and the related values obtained through discount techniques and could result in a material change to the carrying values of the Group’s assets.

As a result of the analysis, the Company registered for the year ended December 31, 2020, an impairment of 14,044 related to the CGU for conventional oil and gas operating concessions in Mexico and 394 related to the CGU for non-operating conventional oil concessions and gas in Argentina. During the year ended December 31, 2019 there was no impairment.

Key assumptions used

The calculation of value in use made by the Company for the abovementioned CGU is more sensitive to the following assumptions:

	As of December 31, 2020		As of December 31, 2019
	Argentina	Mexico	Argentina
Discount rates (post-tax)	12.5%	6.3%	12.6%
Discount rates (pre-tax)	15.8%	8.4%	18.6%
Crude Oil, NGL and natural gas prices
Crude oil - Brent (US/bbl.) 2020	—	—	60.0
2021	48.0	48.0	60.4
2022	53.5	53.5	60.0
2023	52.0	52.0	63.0
2024	52.9	52.9	63.0
2025 – Onwards	51.9	51.9	63.0
Natural gas - Local prices (US/MMBTU) 2020	—	—	3.5
2021	2.3	2.3	3.5
2022- Onwards	3.5	2.0	3.5
NGL – Local prices (US/Tn.)
Onwards	350	—	300

VISTA OIL & GAS, S.A.B. DE C.V.

Notes to the consolidated financial statements as of December 31, 2020 and 2019 and for the years ended December 31, 2020 and 2019.

(Amounts expressed in thousands of US Dollars, except otherwise indicated)

•

Discount rates: Discount rates represent current market assessment of risks specific to the Company, taking into consideration the time value of money and individual risks of the underlying assets that have not been incorporated in the cash flow estimates. Discount rate calculation is based on specific circumstances of the Company and is derived from its weighted average cost of capital (“WACC”), with appropriate adjustments made to reflect risks and to determine post-tax rate. Income tax rate used is the current statutory tax rate in Argentina of 25% for 2021 onwards (See Note 33). WACC takes into account both cost of debt and cost of equity. For the calculation of WACC, public market data of certain companies that are considered similar to the Company, according to the industry, region and specialty, were used (“Comparable”).

•	Crude oil, natural gas and NGL prices: Forecast commodity prices are based on management’s estimates and available market data.

For crude oil prices, the Company considered discounts or premium depending on the quality of the crude oil or natural gas produced in each of the CGUs. The evolution of Brent prices was estimated with the median projections of analysts from different banks on the Brent Price.

In order to forecast the local price of natural gas at 9.300 kcal/m3 (“Gas Price”), given that it is decoupled from the international price of gas and is influenced by Argentina´s level of supply and demand balances, management used an average of the price received for the sales of gas in each of the CGUs. The Gas Price is adjusted linearly by the calorific value of gas produced from each of the CGUs.

The Company’s long-term assumption for oil prices is similar to the recent market prices reflecting judgement that recent prices are consistent with the market being able to produce sufficient oil to meet global demand sustainably in the longer term.

•

Production and reserves volumes: in conventional CGUs, the estimated future level of production in all impairment tests is based on proven and probable reserves, and contingent resources were also added in unconventional CGUs. Production projections and reserve assumptions were based on reserve reports audited by external consultants, and on reports prepared internally by the Company, and different success factors were additionally applied to determine the expected value of each type of reserve and / or contingent resource.

Sensitivity to changes in assumptions

With regard to the assessment of value in use as of December 31, 2020 and 2019, the Company believes that there are no reasonably possible changes in any of the above key assumptions that would cause the carrying value of the any CGU to materially exceed its recoverable amount, except for these carrying amounts:

	As of December 31, 2020		As of December 31, 2019
	Argentina	México	Argentina
Discount rate	+/-100 basis points		+/-100 basis points
Carrying amount (1)	- /-	(1,146) / -	- / -
Expected crude oil, natural gas and NGL prices	+/- 10%		+/- 10%
Carrying amount (1)	/ (20,889)	- /(3,063)	- / -

(1)	Related to the conventional oil and gas operating and non- operating concessions CGU in Argentina and conventional oil and gas operating concessions CGU in Mexico, respectively.

The sensitivity analysis presented above may not be representative of the actual change in the carrying amount as it is unlikely that the change in assumptions would occur in isolation of one another, as some of the assumptions may be correlated.

As of December 31, 2020, and 2019, the net book value of property, plant and equipment and intangible assets are shown in Note 13, 14 and 15, respectively.

The triggers for the impairment tests of the CGUs were primarily the effect of variability of prices, the macroeconomic situation of Argentina during those periods and variability of the discount rate. The recoverable amount was based on the Company´s estimate of the value in use as of December 31, 2020.

VISTA OIL & GAS, S.A.B. DE C.V.

Notes to the consolidated financial statements as of December 31, 2020 and 2019 and for the years ended December 31, 2020 and 2019.

(Amounts expressed in thousands of US Dollars, except otherwise indicated)

3.2.3 Current and deferred Income tax / Minimum presumed income tax

The Company´s management has to assess regularly the positions stated in the tax returns as regards those situations where the applicable tax regulations and, if necessary, establish provisions according to the estimated amount that the Company will have to pay to the tax authorities. When the final tax result of these items differs from the amounts initially recognized, those differences will have an effect on the income tax and on the deferred tax provisions in the fiscal year when such determination is made.

There are many transactions and calculations for which the ultimate tax determination is uncertain. The Company recognizes liabilities for eventual tax claims based on estimates of whether additional taxes will be due in the future.

Deferred tax assets are reviewed at each reporting date and reduced in accordance with the probability that the sufficient taxable base will be available to allow for the total or partial recovery of these assets.

Deferred tax assets and liabilities are not discounted. In assessing the realization of deferred tax assets, management considers that it is likely that a portion or all deferred tax assets will not be realized. The ultimate realization of deferred tax assets depends on the generation of future taxable income in the periods in which these temporary differences become deductible. To make this assessment, management takes into consideration the scheduled reversal of deferred tax liabilities, the projections of future taxable profits and tax planning strategies.

Assumptions about the generation of future taxable profits depend on management’s estimates of future cash flows. These estimates of future taxable profits are based on forecast cash flows from operations (which are impacted by production and sales volumes, oil and gas prices, reserves, operating costs, decommissioning costs, capital expenditure, dividends and other capital management transactions) and judgement about the application of existing tax laws in each jurisdiction. To the extent that future cash flows and taxable income differ significantly from estimates, the ability of the Group to realize the net deferred tax assets recorded at the reporting date could be impacted. In addition, future changes in tax laws in the jurisdictions in which the Group operates could limit the ability of the Company to obtain tax deductions in future periods.

3.2.4 Asset retirement obligations

Asset retirement obligations after completion of operations require the Company’s management to estimate the number of wells, long-term well abandonment costs and the time remaining until abandonment. Technology, costs, political, environmental and safety considerations constantly change and may result in differences between actual future costs and estimates.

Asset retirement obligations estimates are adjusted by the Company when it is justified by changes in the evaluation criteria or at least once a year.

The carrying amount as of December 31, 2020 and 2019 of the asset retirement obligation is 23,933 and 21,748, respectively.

(See Note 22.1).

3.2.5 Oil and gas reserves

Oil and gas properties are depreciated using the units of production (“UOP”) method over total proved developed hydrocarbon reserves. Reserves mean oil and gas volumes that are economically producible, in the areas where the Company operates or has a (direct or indirect) interest and over which the Company has exploitation rights, including oil and gas volumes related to those service agreements under which the Company has no ownership rights on the reserves, or the hydrocarbons obtained and those estimated to be produced for the contracting company under service contracts.

The life of each item of property, plant and equipment, which is assessed at least annually, has regard to both its physical life limitations and present assessments of economically recoverable reserves of the field at which the asset is located.

There are numerous uncertainties in estimating proved reserves and future production profiles, development costs and prices, including several factors beyond the producer’s control. Reserve engineering is a subjective process of estimating underground accumulations involving a certain degree of uncertainty. Reserves estimates depend on the quality of the available engineering and geological data as of the estimation date and on the interpretation and judgment thereof.

Reserve estimates are adjusted when justified by changes in the evaluation criteria or at least once a year. These reserve estimates are based on the reports of oil and gas consulting professionals.

VISTA OIL & GAS, S.A.B. DE C.V.

Notes to the consolidated financial statements as of December 31, 2020 and 2019 and for the years ended December 31, 2020 and 2019.

(Amounts expressed in thousands of US Dollars, except otherwise indicated)

The Company uses the information obtained from the calculation of reserves in the determination of depreciation of assets used in the areas of oil and gas, as well as assessing the recoverability of these assets (Note 3.2.1, 3.2.2, 13 and Note 35).

3.2.6 Share-based payments

Estimating fair value for share- based payment transactions requires determination of the most appropriate valuation model, which depends on the terms and conditions of the grant. This estimate also requires determination of the most appropriate inputs to the valuation model including expected life of the share option, volatility and dividend yield and making assumptions about them.

For measurement of the fair value of SOP with employees at the grant date, the Company uses a Black & Sholes model. The carrying amount, assumptions and models used for estimating fair value for share-based payment transactions are disclosed in Note 34.

Note 4. Segment information

The CODM is responsible for the allocation of resources and evaluating the performance of the operating segment. The Committee monitors operating results and performance indicators of its oil and gas properties on an aggregated basis, with the purpose of making decisions about allocation of resources, global negotiation with suppliers and the way agreements are managed with customers.

The Committee considers the exploration and production of natural gas, NGL and crude oil as one single segment (includes all upstream business), through its own activities, subsidiaries and shareholdings in joint operations, and based on the business nature, customer portfolio and risks involved. The Company did not aggregate any segment, as it has only one.

For the years ended December 31, 2020 and 2019 the Company generated 99% and 1% of its revenues related to assets located in Argentina and Mexico, respectively.

The subsidiaries’ accounting policies to measure results, assets and liabilities of the segment are consistent with that used in these consolidated financial statements.

The following table summarizes non-current assets by geographic area:

	As of December 31, 2020	As of December 31, 2019
Argentina	1,086,308	982,397
Mexico	18,468	30,165

Total non-current assets	1,104,776	1,012,562

Note 5. Revenue from contracts with customers

	For the year ended December 31, 2020	For the year ended December 31, 2019
Sales of goods	273,938	415,976

Total revenue from contracts with customers	273,938	415,976

Recognized at a point in time	273,938	415,976

The Company’s transactions and the main revenues steams are described in Note 2.4.7. The Company’s revenues are derived from contracts with customers.

5.1 Disaggregated revenue information

Types of goods	For the year ended December 31, 2020	For the year ended December 31, 2019
Revenue from crude oil	236,596	338,272
Revenue from natural gas	33,575	71,524
Revenue from NGL	3,767	6,180

Revenue from contracts with customers	273,938	415,976

VISTA OIL & GAS, S.A.B. DE C.V.

Notes to the consolidated financial statements as of December 31, 2020 and 2019 and for the years ended December 31, 2020 and 2019.

(Amounts expressed in thousands of US Dollars, except otherwise indicated)

Sales Channel	For the year ended December 31, 2020	For the year ended December 31, 2019
Refineries	141,672	338,272
Export sales	94,924	—
Industries	17,491	39,279
Retail distributors of natural gas	13,809	26,452
Commercialization of NGL	3,767	6,180
Natural gas for electricity generation	2,275	5,793

Revenue from contracts with customers	273,938	415,976

5.2 Performance obligations

The Company’s performance obligations relate to transfer goods to their customers. The Company’s upstream business carries out all activities relating to the exploration, development and production of oil and natural gas. Revenue from customers is generated mainly from the sale of produced oil, natural gas and NGL to third parties at a point in time.

Note 6. Cost of sales

Note 6.1 Operating expenses

	For the year ended December 31, 2020	For the year ended December 31, 2019
Fees and compensation for services	44,912	67,209
Salaries and social security	12,593	10,943
Consumption of materials and repairs	11,181	17,062
Easements and tariffs	8,222	9,632
Employee benefits	3,867	2,836
Transportation	2,351	2,914
Others	4,892	3,835

Total operating expenses	88,018	114,431

Note 6.2 Crude oil stock fluctuation

	For the year ended December 31, 2020	For the year ended December 31, 2019
Inventories of crude oil at the beginning of the year (Note 19)	3,032	2,722
Less: Inventories of crude oil at the end of the year (Note 19)	(6,127)	(3,032)

Total Crude oil stock fluctuation	(3,095)	(310)

Note 7. Selling expenses

	For the year ended December 31, 2020	For the year ended December 31, 2019
Transportation	10,395	9,596
Taxes, rates and contributions	6,014	13,115
Fees and compensation for services (1)	4,603	50
Tax on bank transactions	3,033	4,495
(Reversal) in expected credit losses (Note 17)	(22)	(118)

Total selling expenses	24,023	27,138

(1)	For the year ended December 31, 2020, includes 4,367 of crude storage services.

Note 8. General and administrative expenses

	For the year ended December 31, 2020	For the year ended December 31, 2019
Share-based payments expense	10,494	10,655
Salaries and social security	8,882	10,958
Fees and compensation for services	6,466	9,603
Employee benefits	4,984	6,055
Institutional advertising and promotion	1,215	1,179

VISTA OIL & GAS, S.A.B. DE C.V.

Notes to the consolidated financial statements as of December 31, 2020 and 2019 and for the years ended December 31, 2020 and 2019.

(Amounts expressed in thousands of US Dollars, except otherwise indicated)

	For the year ended December 31, 2020	For the year ended December 31, 2019
Taxes, rates and contributions	740	1,718
Others	1,137	2,232

Total general and administrative expenses	33,918	42,400

Note 9. Exploration expenses

	For the year ended December 31, 2020	For the year ended December 31, 2019
Geological and geophysical expenses	646	676

Total exploration expenses	646	676

Note 10. Other operating income and expenses

Note 10.1 Other operating income

	For the year ended December 31, 2020	For the year ended December 31, 2019
Other income for services (1)	3,924	3,165
Bargain purchase on business combination (Note 32)	1,383	—
Others	266	—

Total other operating income	5,573	3,165

(1)	Corresponds to services which are not directly connected with the main activity of the Company.

10.2 Other operating expenses

	For the year ended December 31, 2020	For the year ended December 31, 2019
Restructuring expenses (1)	(3,469)	(3,244)
Reorganization expenses	(1,417)	—
Provision for environmental remediation (Note 22)	(463)	(816)
Provision for contingencies (Note 22)	(267)	(422)
Reversal / (Allowance) Provision for materials and spare parts	627	(972)
Others	—	(726)

Total other operating expenses	(4,989)	(6,180)

(1)	The Company recorded restructuring charges that includes payments, fees and other transaction costs; connected with modifications in the structure of the Group.

Note 11. Financial results

11.1 Interest income

	For the year ended December 31, 2020	For the year ended December 31, 2019
Financial interests	822	1,328
Interests on government notes at amortized costs	—	2,442

Total interest income	822	3,770

11.2 Interest expense

	For the year ended December 31, 2020	For the year ended December 31, 2019
Borrowings interest (Note 18.2)	(47,923)	(34,159)
Other interest	—	(4)
Total interest expense	(47,923)	(34,163)

VISTA OIL & GAS, S.A.B. DE C.V.

Notes to the consolidated financial statements as of December 31, 2020 and 2019 and for the years ended December 31, 2020 and 2019.

(Amounts expressed in thousands of US Dollars, except otherwise indicated)

11.3 Other financial results

	For the year ended December 31, 2020	For the year ended December 31, 2019
Amortized cost (Note 18.2)	(2,811)	(2,076)
Changes in the fair value of Warrants (Note 18.5.1)	16,498	6,840
Foreign currency exchange difference, net	3,068	(2,991)
Effect of discount of assets and liabilities at present value	(3,432)	(10)
Impairment of financial assets	(4,839)	—
Changes in the fair value of the financial assets	(645)	873
Interest expense leases (Note 15)	(1,641)	(1,561)
Unwinding of discount on asset retirement obligation (Note 22.1)	(2,584)	(1,723)
Others	633	(67)

Total other financial results	4,247	(715)

Note 12. (Loss) / Profit per share

a)	Basic

Basic profit (loss) per share are calculated by dividing the results by the weighted average of outstanding common shares during the year of the Company.

b)	Diluted

Diluted profit (loss) per share are calculated by dividing the results by the weighted average number of common shares outstanding during the period/year, plus the weighted average number of common shares with dilution potential.

Potential common shares will be deemed dilutive only when their conversion into common shares may reduce the profit per share or increase losses per share of the continuing business. Potential common shares will be deemed anti-dilutive when their conversion into common shares may result in an increase in the profit per share or a decrease in the losses per share of the continuing operations.

The calculation of diluted profit (loss) per share does not entail a conversion, the exercise or another issuance of shares which may have an anti-dilutive effect on the losses per share, or where the option exercise price is higher than the average price of common shares during the period, no dilutive effect is recorded, being the diluted profit (loss) per share equal to the basic.

	For the year ended December 31, 2020	For the year ended December 31, 2019

Net (loss) for the year	(102,749)	(32,723)
Weighted average number of outstanding common shares	87,473,056	80,068,287

Basic and Diluted (loss) per share (US per share)	(1.175)	(0.409)

As of December 31, 2020, the Company has the following potential common shares that are anti-dilutive and are therefore excluded from the weighted average number of common shares for the purpose of diluted (loss) / profit per share:

(i)	21,666,667 Series A shares related to the 65,000,000 to the Series A warrants (See Note 18.3);

(ii)	9,893,333 Serie A shares related to the 29,680,000 related to the sponsor warrants (See Note 18.3);

(iii)	1,666,667 Serie A shares related to the 5,000,000 Forward Purchase Agreement (“FPA”) (See Note 18.3);

(iv)	7,714,286 Series A shares to be used pursuant to the LTIP.

There have been no other transactions involving common shares or potential common shares between the reporting date and the date of authorization of these consolidated financial statements.

VISTA OIL & GAS, S.A.B. DE C.V.

Notes to the consolidated financial statements as of December 31, 2020 and 2019 and for the years ended December 31, 2020 and 2019.

(Amounts expressed in thousands of US Dollars, except otherwise indicated)

Note 13. Property, plant and equipment

Changes in property, plant and equipment for the year ended December 31, 2019 are as follows:

Cost	Land and buildings	Vehicles, machinery, installations, computer equipment and furniture	Oil and gas properties	Wells and production facilities	Work in progress	Materials and spares parts	Total
As of December 31, 2018	2,221	15,665	351,306	424,962	90,693	9,491	894,338
Additions (1)	224	83	261	4,596	142,791	96,624	244,579
Transfers	—	4,697	1,509	229,244	(157,959)	(77,491)	—
Disposals	—	(34)	—	(112)	—	(1,170)	(1,316)

As of December 31, 2019	2,445	20,411	353,076	658,690	75,525	27,454	1,137,601

Accumulated depreciation
As of December 31, 2018	(14)	(1,354)	(1,426)	(70,822)	—	—	(73,616)
Depreciation	(75)	(2,518)	(18,063)	(126,323)	—	—	(146,979)
Eliminated of disposals	—	34	—	26	—	—	60

As of December 31, 2019	(89)	(3,838)	(19,489)	(197,119)	—		(220,535)

Net book value

As of December 31, 2019	2,356	16,573	333,587	461,571	75,525	27,454	917,066

(1)	Additions of wells and production facilities includes 4,141 related to the reestimation of assets retirement obligation.

VISTA OIL & GAS, S.A.B. DE C.V.

Notes to the consolidated financial statements as of December 31, 2020 and 2019 and for the years ended December 31, 2020 and 2019.

(Amounts expressed in thousands of US Dollars, except otherwise indicated)

Changes in property, plant and equipment for the year ended December 31, 2020 are as follows:

Cost	Land and buildings	Vehicles, machinery, installations, computer equipment and furniture	Oil and gas properties	Wells and production facilities	Work in progress (2)	Materials and spares parts	Total
As of December 31, 2019	2,445	20,411	353,076	658,690	75,525	27,454	1,137,601
Additions (1)	11	133	—	2,197	186,230	37,317	225,888
Transfers	—	1,410	—	216,536	(182,199)	(35,747)	—
Disposals (2)	—	(123)	—	(366)	—	(173)	(662)
Impairment of long -lived assets (3)	—	—	—	(394)	—	—	(394)

As of December 31, 2020	2,456	21,831	353,076	876,663	79,556	28,851	1,362,433

Accumulated depreciation
As of December 31, 2019	(89)	(3,838)	(19,489)	(197,119)	—	—	(220,535)
Depreciation	(187)	(3,731)	(13,884)	(121,941)	—	—	(139,743)
Eliminated of disposals	—	103	—	—	—	—	103

As of December 31, 2020	(276)	(7,466)	(33,373)	(319,060)	—	—	(360,175)

Net book value

As of December 31, 2020	2,180	14,365	319,703	557,603	79,556	28,851	1,002,258

(1)	Additions includes 2,018 related to Business Combination mentioned in Note 30.
(2)	Disposals of wells and production facilities related to the reestimation of assets retirement obligation.
(3)	See Note 3.2.2 for the details on impairment testing of oil and gas properties.

VISTA OIL & GAS, S.A.B. DE C.V.

Notes to the consolidated financial statements as of December 31, 2020 and 2019 and for the years ended December 31, 2020 and 2019.

(Amounts expressed in thousands of US Dollars, except otherwise indicated)

Note 14. Goodwill and other intangible assets

Changes in goodwill and other intangible assets for the year ended December 31, 2019 are as follows:

		Other intangible assets
	Goodwill	Software licenses	Exploration rights	Total
Cost
As of December 31, 2018	28,484	2,716	29,681	32,397
Additions	—	4,225	—	4,225
Disposals	—	—	(278)	(278)

As of December 31, 2019	28,484	6,941	29,403	36,344

Accumulated amortization
As of December 31, 2018	—	(797)	—	(797)
Amortization	—	(1,518)	—	(1,518)

As of December 31, 2019	—	(2,315)	—	(2,315)

Net book value

As of December 31, 2019	28,484	4,626	29,403	34,029

Changes in goodwill and other intangible assets for the year ended December 31, 2020 are as follows:

		Other intangible assets
	Goodwill	Software licenses	Exploration rights	Total
Cost
As of December 31, 2019	28,484	6,941	29,403	36,344
Additions	—	3,664	—	3,664
Impairment of long -live assets (1)	—	—	(14,044)	(14,044)

As of December 31, 2020	28,484	10,605	15,359	25,964

Accumulated amortization
As of December 31, 2019	—	(2,315)	—	(2,315)
Amortization	—	(2,568)	—	(2,568)

As of December 31, 2020	—	(4,883)	—	(4,883)

Net book value

As of December 31, 2020	28,484	5,722	15,359	21,081

(1)	See Note 3.2.2.

Goodwill arises from the initial business combinations principally because the Company’s ability to capture unique synergies that can be realized from managing a portfolio of the acquired oil and gas fields.

For impairment testing purposes, the goodwill acquired through business combinations has been allocated 22,942 to the unconventional oil and gas operating concessions CGU and 5,542 to unconventional oil and gas non-operating concessions CGU both in Argentina.

Software licenses are being amortized over the useful economic life of three years.

VISTA OIL & GAS, S.A.B. DE C.V.

Notes to the consolidated financial statements as of December 31, 2020 and 2019 and for the years ended December 31, 2020 and 2019.

(Amounts expressed in thousands of US Dollars, except otherwise indicated)

Exploration rights relates to the acquisition of 50% working interest in three oil and gas properties in which Jaguar Exploration y Producción de Hidrocarburos 2.3, S.A.P.I. de C.V. (“Jaguar”) and Pantera Exploración y Producción 2.2., S.A.P.I. de C.V. (“Pantera”) were licensees (Note 30.3.10). During the year ended December 31, 2020, an impairment charge was recognized in the exploration and evaluation assets located in Mexico for 14,044 related to the conventional oil and gas concessions operating CGU.

Note 15. Right of use assets and lease liabilities

The carrying amounts of the Company´s right of use assets and lease and the movements during the years ended December 2020 and 2019 are detailed below:

	Right –of –use assets			Lease liabilities
	Buildings	Plant and machinery	Total
As of December 31, 2018	1,843	10,260	12,103	(12,103)
Additions	873	9,478	10,351	(10,351)
Depreciation (1)	(656)	(5,174)	(5,830)	—
Payments	—	—	—	7,619
Interest expense (2)	—	—	—	(1,932)

As of December 31, 2019	2,060	14,564	16,624	(16,767)

(1)	Includes depreciation associated to leases from drilling services incurred is capitalized as work in progress by 1,326
(2)	Includes drilling services capitalized as work in progress by 371.

	Right –of –use assets			Lease liabilities
	Buildings	Plant and machinery	Total
As of December 31, 2019	2,060	14,564	16,624	(16,767)
Additions	114	17,273	17,387	(17,470)
Modifications	(257)	(3,671)	(3,928)	3,901
Depreciation (1)	(598)	(6,907)	(7,505)	—
Payments	—	—	—	9,067
Interest expense (2)	—	—	—	(2,412)

As of December 31, 2020	1,319	21,259	22,578	(23,681)

(1)	Includes depreciation associated to leases from drilling services incurred is capitalized as work in progress by 2,142.
(2)	Includes drilling services capitalized as work in progress by 771.

The Company applies the short-term lease recognition exemption to its short-term leases of machinery and equipment (i.e., those leases that have a lease term of 12 months or less from the commencement date and do not contain a purchase option). It also applies the lease of low-value assets recognition exemption to leases of office equipment that are individually considered of low value. Lease payments on short-term leases and leases of low-value assets are recognized as expense on a straight-line basis over the lease term.

For the years ended December 31, 2020 and 2019, short-term and low-value leases and overhead spending were recognized in the statements of profit or loss and other comprehensive income in the general and administrative expenses for 131 and 201, respectively.

VISTA OIL & GAS, S.A.B. DE C.V.

Notes to the consolidated financial statements as of December 31, 2020 and 2019 and for the years ended December 31, 2020 and 2019.

(Amounts expressed in thousands of US Dollars, except otherwise indicated)

Note 16. Deferred income tax assets and liabilities and income tax expense

The composition of the deferred tax assets and liabilities is as follows:

	As of January 1, 2019	Profit (loss)	Other equity movements	Other comprehensive income (loss)	As of December 31, 2019
Short-term investments	—	523	—	—	523
Trade and other receivables	1,776	(619)	—	—	1,157
Employee defined benefit plans	598	635	—	394	1,627
Share-based payment reserve	—	—	1,166	—	1,166
Unused tax loss and other taxes (1)	—	7,345	—	—	7,345
Provisions	5,610	1,250	—	—	6,860
Right-of-use assets, net	—	65	—	—	65

Assets for deferred income tax	7,984	9,199	1,166	394	18,743

Property, plant and equipment	(140,236)	2,168	—	—	(138,068)
Borrowings’ transaction costs	(1,351)	(249)	—	—	(1,600)
Intangible assets	(55)	(716)	—	—	(771)
Inventory	(40)	(1,311)	—	—	(1,351)
Other	(59)	56	—	—	(3)
Inflationary adjustment	—	(23,493)	—	—	(23,493)

Liabilities for deferred income tax	(141,741)	(23,545)	—	—	(165,286)

Deferred income tax, net	(133,757)	(14,346)	1,166	394	(146,543)

	As of January 1, 2020	Profit (loss)	Other equity movements	Other comprehensive income (loss)	As of December 31, 2020
Short-term investments	523	(658)	—	—	(135)
Trade and other receivables	—	—	—	—	—
Employee defined benefit plans	1,627	(876)	—	114	865
Share-based payment reserve	1,166	(1,166)	—	—	—
Unused tax loss and other taxes (1)	7,345	29,004	—	—	37,479
Provisions	6,860	(4,387)	—	—	2,473
Right-of-use assets, net	65	199	—	—	264

Assets for deferred income tax	17,586	22,116	—	114	40,946

Property, plant and equipment	(138,068)	4,157	—	—	(133,911)
Trade and other receivables	(443)	(118)	—	—	(561)
Intangible assets	(771)	771	—	—	—
Inventory	(1,351)	529	—	—	(822)
Payment of borrowing´s cost	—	(1,212)	—	—	(1,212)
Other	(3)	—	—	—	(3)
Inflationary adjustment	(23,493)	(15,946)	—	—	(39,439)

Liabilities for deferred income tax	(164,129)	(11,819)	—	—	(175,948)

Deferred income tax, net	(146,543)	10,297	—	114	(135.002)

(1)	The Company has recognized Net Operating Loss (“NOL”) generated in Argentina based on a recoverability analysis of expected future taxable income in the following years.

Deferred tax assets and liabilities are offset in the following cases: (i) when there is a legally enforceable right to offset tax assets and liabilities; and (ii) when deferred income tax charges are associated with the same fiscal authority. The following amounts are disclosed in the consolidated statements of financial position:

	As of December 31, 2020	As of December 31, 2019
Deferred income tax asset, net	565	476

Deferred income tax assets, net	565	476

VISTA OIL & GAS, S.A.B. DE C.V.

Notes to the consolidated financial statements as of December 31, 2020 and 2019 and for the years ended December 31, 2020 and 2019.

(Amounts expressed in thousands of US Dollars, except otherwise indicated)

	As of December 31, 2020	As of December 31, 2019
Deferred income tax liabilities, net	135,567	147,019
Deferred income tax liabilities, net	135,567	147,019

The breakdown of income tax charge is as follows:

	For the year ended December 31, 2020	For the year ended December 31, 2019
Current income tax
Current income tax (expense)	(184)	(1,886)
Deferred income tax
Relating to origination and reversal of temporary differences	10,297	(14,346)

Income tax benefit / (expense) reported in the consolidated statements of profit or loss	10,113	(16,232)

Deferred tax charged to OCI	(114)	394

Total income tax benefit / (expense)	9,999	(15,838)

Below is a reconciliation between income tax (expense) and the amount resulting from application of the tax rate on the loss before income taxes:

	For the year ended December 31, 2020	For the year ended December 31, 2019
(Loss) before income tax	(112,862)	(16,491)
Current statutory income tax rate	30%	30%

Income tax at the statutory income tax rate	33,859	4,947

Items that adjust the income tax (expense) / benefit:
Non-deductible expenses	(2,449)	(1,782)
Inflation adjustment (Note 33.1)	(32,086)	(31,796)
Effect of the measurement of monetary and non-monetary in their functional currency	24,628	15,395
Unrecognized tax losses and other assets	(7,039)	(7,285)
Inflation updates unrecognized tax losses	(179)	1,675
Effect related to statutory income tax rate change	(6,384)	2,721
Other	(234)	(107)

Total income tax benefit / (expense)	10,113	(16,232)

Some subsidiaries in Mexico have tax loss carryforwards. Unused tax loss carryforwards, for which a deferred income tax asset has not been recognized, and that may be recovered provided certain requirements are fulfilled. The tax losses carryforwards for which deferred tax asset has been recorded and their corresponding years of expiration are as follows:

	As of December 31, 2020	As of December 31, 2019
2027	4,223	4,333
2028	53,360	54,760
2029	31,820	32,655
2030 Onward	17,214	—

Total tax loss	106,617	91,748

Additionally, as of December 31, 2020, the Company have other income tax credits in Mexico, for an amount 1,124 which could be use until 2025.

VISTA OIL & GAS, S.A.B. DE C.V.

Notes to the consolidated financial statements as of December 31, 2020 and 2019 and for the years ended December 31, 2020 and 2019.

(Amounts expressed in thousands of US Dollars, except otherwise indicated)

Breakdown of the income tax liability:

	As of December 31, 2020	As of December 31, 2019
Current
Income tax, net of withholdings and advances	—	3,039

Total current	—	3,039

Note 17. Trade and other receivables

	As of December 31, 2020	As of December 31, 2019
Non-current
Other receivables:
Prepayments, tax receivables and others:
Income tax	11,995	—
Prepaid expenses and other receivables	9,884	9,594
Value Added Tax (“VAT”)	5,562	—
Minimum presumed income tax	1,034	1,462
Turnover tax	789	455

	29,264	11,511

Financial assets:
Advances and loans to employees	546	772
IR Program	—	3,600

	546	4,372

Total non-current trade and other receivables	29,810	15,883

	As of December 31, 2020	As of December 31, 2019
Current
Trade:
Receivables from oil and gas sales (net of allowance)	23,260	52,676
Checks to be deposited	—	3

	23,260	52,679

Other receivables:
Prepayments, tax receivables and others:
VAT	17,022	3,953
Prepaid expenses and other receivables	3,228	1,861
Turnover tax	406	1,158
Income tax	254	16,274

	20,910	23,246
Financial assets:
IR Program (Note 2.5.3.1)	4,012	7,797
Receivables from third parties	1,974	3,797
Director´s advances and loans to employees	499	284
Price stability program of NGL	322	480
Balance with joint operations	24	14
Related parties (Note 27)	—	3,169
Loans to third parties	—	1,241
Others	18	730

	6,849	17,512

Other receivables	27,759	40,758

Total current trade and other receivables	51,019	93,437

Due to the short-term nature of the current trade and other receivables, their carrying amount is considered to be similar to its fair value. For the non-current trade and other receivables, the fair values are also not significantly different to their carrying amounts.

Trade receivables are generally on terms of 30 days for crude oil revenues and 65 days for natural gas and NGL revenues.

VISTA OIL & GAS, S.A.B. DE C.V.

Notes to the consolidated financial statements as of December 31, 2020 and 2019 and for the years ended December 31, 2020 and 2019.

(Amounts expressed in thousands of US Dollars, except otherwise indicated)

The Company writes off a trade receivable when there is information indicating that the debtor is in severe financial difficulty and there is no realistic prospect of recovery, e.g., when the debtor has been placed under liquidation or has entered into bankruptcy proceedings. None of the trade receivables that have been written off is subject to enforcement activities. The Company has recognized an allowance for expected credit losses of 100% against all receivables over 90 days past due because historical experience has indicated that these receivables are generally not recoverable. Likewise, due to the nature of the business, the Company has not identified significant changes on trade and other receivables during the COVID-19 pandemic period.

As of December 31, 2020, and 2019, trade and other receivables under 90 days past due amounted to 5,024 and 6,189, respectively, and no allowance for expected credit losses of trade receivables was recorded. As of December 31, 2020, and 2019 the Company recognized a provision for expected credit losses in trade and other receivables of 3 and 100, respectively.

The movements in the allowance for the expected credit losses of trade and other receivables are as follows:

	As of December 31, 2020	As of December 31, 2019
At the beginning of the year	(100)	(257)
Disposal (1)	89	118
Exchange difference	8	39

At the end of the year	(3)	(100)

(1)	As of December 31, 2020, and 2019 include 22 and 118 related to reversal in expected credit losses, respectively (Note 7).

As of the date of these consolidated financial statements, the maximum exposure to credit risk corresponds to the carrying amount of each class of receivables.

Note 18. Financial assets and financial liabilities

18.1 Borrowings:

	As of December 31, 2020	As of December 31, 2019
Non-current
Borrowings	349,559	389,096

Total non-current	349,559	389,096

Current
Borrowings	190,227	62,317

Total current	190,227	62,317

Total Borrowings	539,786	451,413

The maturities of the Company’s borrowings (excluding lease liabilities) and its exposure to interest rates are as follow:

	As of December 31, 2020	As of December 31, 2019
Fixed rate
Less than one year	113,174	43,370
One to two years	105,652	200,172
Three to five years	134,623	44,932

Total	353,449	288,474
Floating rates
Less than one year	77,053	18,947
One to two years	64,352	99,060
Three to five years	44,932	44,932

Total	186,337	162,939

Total Borrowings	539,786	451,413

See Note 18.5.2 for information regarding the fair value of the borrowings.

VISTA OIL & GAS, S.A.B. DE C.V.

Notes to the consolidated financial statements as of December 31, 2020 and 2019 and for the years ended December 31, 2020 and 2019.

(Amounts expressed in thousands of US Dollars, except otherwise indicated)

The following table details the carrying amounts of borrowings as of December 31, 2020:

Subsidiary	Bank	Subscription date	Currency	Amount of principal	Interest	Rate Annual	Expiration	Carrying amount
Vista Argentina		July, 2018	US	150,000	Floating	LIBOR + 4.5%	July, 2023	277,353
	Banco Galicia,			150,000	Fixed	8%
	Banco Itaú Unibanco,
	Banco Santander Rio
Vista Argentina	y Citibank NA (1)	July, 2020	ARS	806,738	Floating	Badcor + 8.5%	January, 2022	10,977
				161,348	Fixed	43%
Vista Argentina	Banco BBVA	July, 2019	US	15,000	Fixed	9.4%	July, 2022	11,853
Vista Argentina	Banco BBVA	April, 2020	ARS	725,000	Floating	TM20 + 6%	April, 2021	4,676
Vista Argentina	Banco Macro	July, 2020	ARS	1,800,000	Floating	Badlar + 9%	July, 2021	23,217
Vista Argentina	Banco BBVA	July, 2020	ARS	120,424	Floating	Badlar + 8%	January, 2022	1,509
Vista Argentina	Banco BBVA	October, 2020	ARS	130,482	Floating	Badlar + 8%	April, 2022	1,659
Vista Argentina	Bolsas y Mercados Argentinos S.A.	December, 2020	ARS	1,965,000	Fixed	31%	January, 2021	9,061 (2)

(1)	As of December 31, 2020, the Company must comply with the following restrictions, according to the parameters defined in the loan contract:

(i)	The ratio of consolidated net debt to EBITDA (“Earnings Before Interest, Tax, Depreciation and Amortization”) consolidated.
(ii)

The Consolidated Interest Coverage Index as of the last day of each fiscal quarter. “Consolidated Interest Coverage Ratio” shall mean, the ratio of (a) Consolidated EBITDA to (b) Consolidated Interest Expense for such period.

This credit facility includes covenants restricting, but not prohibiting, among other things, Vista Argentina, Vista Holding I and Vista Holding II and the Company’s ability to: (i) incur or guarantee additional debt; (ii) create liens on its assets to secure debt; (iii) dispose of assets (iv) merge or consolidate with another person or sell or otherwise dispose of all or substantially all of its assets; (v) change their existing line of business (vi) declare or pay any dividends or return any capital; (vii) make investments; (viii) enter into transactions with affiliates; and (ix) change their existing accounting practices.

As of December 31, 2020, and 2019, there was no non-compliance of said affirmative, negative and financial covenants.

During July 2020, the Company and its subsidiaries Vista Argentina, Vista Holding I and Vista Holding II, entered into different agreements to refinance 45,000 of the Syndicated Loan, by entering into a new syndicated loan agreement (“ARS Syndicated Loan”) for an amount in Argentine pesos equivalent to 40,500 payable in two tranches: the first of 13,500 in July 2020 and the second of 27,000 in January 2021 (See Note 36) and in turn the deferral of the payment of a tranche of 4,500 with original maturity in 2020 to a new maturity term in 2022. Finally, as part of the third amendment to the ARS Syndicated Loan contract, modifications were incorporated to certain definitions and financial commitments. There were no additional financial charges recognized in the results of the year, connected with modifications mentioned bellow.

(2)	Amount net of 17,023 of short-term investments in guarantees.

VISTA OIL & GAS, S.A.B. DE C.V.

Notes to the consolidated financial statements as of December 31, 2020 and 2019 and for the years ended December 31, 2020 and 2019.

(Amounts expressed in thousands of US Dollars, except otherwise indicated)

Additionally, during the years ended December 31, 2020 and 2019, Vista Argentina has issued a simple non-convertible debt security, under the Notes Program that was approved by the National Securities Commission in Argentina (“CNV”). The following table details the carrying amounts of negotiable obligations (“ON”):

Subsidiary	Instruments	Subscription date	Currency	Amount of principal	Interest	Rate Annual	Expiration	Carrying amount
Vista	ON I	July, 2019	US	50,000	Fixed	7.88%	July,2021	50,485
Argentina
Vista	ON II	August, 2019	US	50,000	Fixed	8.5%	August, 2022	50,267
Argentina
Vista Argentina	ON III	February, 2020	US	50,000	Fixed	3.5%	February, 2024	50,168
Vista Argentina	ON IV	August, 2020	ARS	725,650	Floating	Badlar + 1.37%	February, 2022	8,930
Vista	ON V	August, 2020	US	20,000	Fixed	0%	August, 2023	19,787
Argentina		December, 2020	US	10,000	Fixed	0%	August, 2023	9,910
Vista Argentina	ON VI	December, 2020	US	10,000	Fixed	3.24%	December, 2024	9,934

Under the aforementioned Notes Program, the Company may publicly offer and issue debt securities in Argentina for a total capital amount of up to 800,000 or its equivalent in other currencies at any time.

18.1.1 Loan Agreement with OPIC

On September 11, 2019, the Board of Directors of the Overseas Private Investment Corporation (“OPIC”) has approved a credit line up to 300,000 in financing to Vista Argentina and 150,000 to Aleph, with a term of up to ten years, which are subject to the conclusion of the final documents. As of the date of these consolidated financial statements no funds related to this loan were received.

18.2 Changes in liabilities arising from financing activities

The movements in the Borrowings are as follows:

	As of December 31, 2020	As of December 31, 2019
Balance at the beginning of the year	451,413	304,767
Proceeds from borrowing (1)	198,618	234,728
Interest expense (Note 11.2) (2)	47,923	34,159
Payment of borrowing´s costs	(2,259)	(1,274)
Payment of borrowing’s interests	(43,756)	(32,438)
Payment of borrowing’s principal	(98,761)	(90,233)
Amortized cost (Note 11.3) (2)	2,811	2,076
Foreign currency exchange difference (2)	(16,203)	(372)

Balance at the end of the year	539,786	451,413

(1)	Includes 201,728 net of 3,110 of government bonds in guarantees (non-cash).
(2)	Non-cash movement.

VISTA OIL & GAS, S.A.B. DE C.V.

Notes to the consolidated financial statements as of December 31, 2020 and 2019 and for the years ended December 31, 2020 and 2019.

(Amounts expressed in thousands of US Dollars, except otherwise indicated)

18.3 Warrants

Along with the issuance of the Series A common shares at the IPO, the Company placed 65,000,000 warrants to purchase one-third of a Series A common shares at a strike price of 11.50 US per share (the “Series A Warrants”). These Series A Warrants expire on April 4, 2023 or earlier if, after exercisability, the closing price for a class A common share for any 20 trading days within an applicable 30-trading day period shall equal or exceed the peso equivalent of 18.00 US and the Company decides to early terminate the exercise period of the warrants. In the event the Company declares an early termination, will have the right to declare that the exercise of the Series A Warrants to be made on a “cashless basis”. If the Company elects the cashless exercise, holders of Series A Warrants electing to exercise such warrants shall do so by surrendering warrants and receiving a variable number of Series A shares resulting from the formula set forth in the Warrant indenture, which captures the average of the US equivalent of the closing price of the class A shares during a 10-day period.

Substantially at the same time, the Company’s sponsors purchased a total of 29,680,000 warrants to purchase one-third of a Series A common share at a strike price of 11.50 US per share (the “Warrants”) for 14,840 in a private placement that was made simultaneously with the closing of the IPO in Mexico. The Warrants are identical to and fungible with the Series A Warrants; however, the Warrants may be exercised for cash or on a cashless basis for a variable number of Series A shares at the discretion of the Company’s sponsors or their permitted transferees. If the Warrants are held by other persons, then they will be exercisable by on the same basis as the other warrants.

On August 15, 2018, the exercise period of the Warrants commenced.

On February 13, 2019, the Company completed sale of 5,000,000 of warrants to purchase one-third of a Series A common shares pursuant to a “Forward Purchase Agreement” and certain subscription commitment, at a price of 11.50 US/per share.

As of December 31, 2020, and 2019 warrant´s holders have not exercised their right.

The liability associated with the warrant will eventually be converted to the Company’s equity (Series A common shares) when the warrants are exercised or will be extinguished upon the expiry of the outstanding warrants and will not result in the payment of any cash by the Company.

	As of December 31, 2020	As of December 31, 2019
Non-current
Warrants	362	16,860

Total non-current	362	16,860

18.4 Financial instruments by category

The following chart presents financial instruments by category:

As of December 31, 2020	Financial assets/liabilities at amortized cost	Financial assets/liabilities FVTPL	Total financial assets/liabilities
Assets
American governments bonds (Note 23)	8,004	—	8,004
Trade and other receivables (Note 17)	546	—	546

Total non-current financial assets	8,550	—	8,550

Cash, banks and short-term investments (Note 20)	170,851	32,096	202,947
Trade and other receivables (Note 17)	30,109	—	30,109

Total current financial assets	200,960	32,096	233,056

Liabilities
Borrowings (Note 18.1)	349,559	—	349,559
Warrants (Note 18.3)	—	362	362
Leases liabilities (Note 15)	17,498	—	17,498

Total non-current financial liabilities	367,057	362	367,419

VISTA OIL & GAS, S.A.B. DE C.V.

Notes to the consolidated financial statements as of December 31, 2020 and 2019 and for the years ended December 31, 2020 and 2019.

(Amounts expressed in thousands of US Dollars, except otherwise indicated)

As of December 31, 2020	Financial assets/liabilities at amortized cost	Financial assets/liabilities FVTPL	Total financial assets/liabilities
Borrowings (Note 18.1)	190,227	—	190,227
Accounts payable and accrued liabilities (Note 26)	118,619	—	118,619
Leases liabilities (Note 15)	6,183	—	6,183

Total current financial liabilities	315,029	—	315,029

As of December 31, 2019	Financial assets/liabilities at amortized cost	Financial assets/liabilities FVTPL	Total financial assets/liabilities
Assets
American governments bonds (Note 23)	7,882	—	7,882
Trade and other receivables (Note 17)	4,372	—	4,372

Total non-current financial assets	12,254	—	12,254

Cash, banks and short-term investments (Note 20)	251,245	8,783	260,028
Trade and other receivables (Note 17)	70,191	—	70,191

Total current financial assets	321,436	8,783	330,219

Liabilities
Borrowings (Note 18.1)	389,096	—	389,096
Warrants (Note 18.3)	—	16,860	16,860
Leases liabilities (Note 15)	9,372	—	9,372
Accounts payable and accrued liabilities (Note 26)	419	—	419

Total non-current financial liabilities	398,887	16,860	415,747

Accounts payable and accrued liabilities (Note 26)	98,269	—	98,269
Borrowings (Note 18.1)	62,317	—	62,317
Leases liabilities (Note 15)	7,395	—	7,395

Total current financial liabilities	167,981	—	167,981

The income, expenses, gains and losses derived from each of the financial instrument categories are indicated below:

For the year ended December 31, 2020:

	Financial assets/liabilities at amortized cost	Financial assets/liabilities at FVTPL	Total
Interest income (Note 11.1)	822	—	822
Interest expense (Note 11.2)	(47,923)	—	(47,923)
Amortized cost (Note 11.3)	(2,811)	—	(2,811)
Changes in the fair value of Warrants (Note 11.3)	—	16,498	16,498
Foreign currency exchange difference, net (Note 11.3)	3,068	—	3,068
Effect of discount of assets and liabilities at present value
(Note 11.3)	(3,432)	—	(3,432)
Impairment of financial assets (Note 11.3)	(4,839)	—	(4,839)
Changes in the fair value of the financial assets (Note 11.3)	—	(645)	(645)
Interest expense leases (Note 11.3)	(1,641)	—	(1,641)
Unwinding of discount on asset retirement obligation
(Note 11.3)	(2,584)	—	(2,584)
Others (Note 11.3)	633	—	633

Total	(58,707)	15,853	(42,854)

VISTA OIL & GAS, S.A.B. DE C.V.

Notes to the consolidated financial statements as of December 31, 2020 and 2019 and for the years ended December 31, 2020 and 2019.

(Amounts expressed in thousands of US Dollars, except otherwise indicated)

For the year ended December 31, 2019:

	Financial assets/liabilities at amortized cost	Financial assets/liabilities at FVTPL	Total
Interest income (Note 11.1)	3,770	—	3,770
Interest expense (Note 11.2)	(34,163)	—	(34,163)
Amortized cost (Note 11.3)	(2,076)	—	(2,076)
Changes in the fair value of Warrants (Note 11.3)	—	6,840	6,840
Foreign currency exchange difference, net (Note 11.3)	(2,991)	—	(2,991)
Effect of discount of assets and liabilities at present value
(Note 11.3)	(10)	—	(10)
Changes in the fair value of the financial assets (Note 11.3)	—	873	873
Interest expense leases (Note 11.3)	(1,561)	—	(1,561)
Unwinding of discount on asset retirement obligation	(1,723)	—	(1,723)
(Note 11.3)
Others (Note 11.3)	(67)	—	(67)

Total	(38,821)	7,713	(31,108)

18.5 Fair values

This note provides information about how the Company determines fair values of various financial assets and financial liabilities.

18.5.1 Fair value of the Company’s financial assets and financial liabilities that are measured at fair value on a recurring basis

The Company classifies the fair value measurements of financial instruments using a fair value hierarchy, which reflects the relevance of the variables used to perform those measurements. The fair value hierarchy has the following levels:

•	Level 1: quoted prices (not adjusted) for identical assets or liabilities in active markets.

•	Level 2: data different from the quoted prices included in Level 1 observable for the asset or liability, either directly (i.e., prices) or indirectly (i.e., derived from prices).

•	Level 3: Asset or liability data based on information that cannot be observed in the market (i.e., unobservable data).

The following table shows the Company’s financial assets and liabilities measured at fair value as of December 31, 2020, and

2019:

As of December 31, 2020	Level 1	Level 2	Level 3	Total
Assets
Financial assets at FVTPL Short term investments	32,096	—	—	32,096

Total assets	32,096	—	—	32,096

As of December 31, 2020	Level 1	Level 2	Level 3	Total
Liabilities
Financial liabilities at FVTPL Warrants	—	—	362	362

Total liabilities	—	—	362	362

As of December 31, 2019	Level 1	Level 2	Level 3	Total
Assets
Financial assets at FVTPL Short term investments	8,783	—	—	8,783

Total assets	8,783	—	—	8,783

VISTA OIL & GAS, S.A.B. DE C.V.

Notes to the consolidated financial statements as of December 31, 2020 and 2019 and for the years ended December 31, 2020 and 2019.

(Amounts expressed in thousands of US Dollars, except otherwise indicated)

As of December 31, 2019	Level 1	Level 2	Level 3	Total
Liabilities
Financial liabilities at FVTPL Warrants	—	—	16,860	16,860

Total liabilities	—	—	16,860	16,860

The value of the financial instruments negotiated in active markets is based on the market quoted prices as of the date of these consolidated financial statements. A market is considered active when the quoted prices are regularly available through a stock exchange, broker, sector-specific institution or regulatory body, and those prices reflect regular and current market transactions between parties that act in conditions of mutual independence. The market quotation price used for the financial assets held by the Company is the current offer price. These instruments are included in Level 1.

The fair value of financial instruments that are not negotiated in active markets is determined using valuation techniques. These valuation techniques maximize the use of market observable information, when available, and rely as little as possible on specific estimates of the Company. If all significant variables to establish the fair value of a financial instrument can be observed, the instrument is included in Level 2.

If one or more variables used to determine the fair value could not be observed in the market, the financial instrument is included in Level 3.

There were no transfers between Level 1 and Level 2 during the period and year ended December 31, 2019 through December 31, 2020 or from December 31, 2018 through December 31, 2019.

The fair value of Sponsor Warrants is determined using the Black & Scholes warrant pricing model by taking into consideration the expected volatility of the Company’s common shares in estimating the Company’s future stock price volatility. The risk-free interest rate for the expected life of the Sponsor Warrants is based on the yield available on government benchmark bonds with an approximate equivalent remaining term at the time of the grant. The expected life is based upon the contractual term.

The following weighted average assumptions were used to estimate the fair value of the warrant liability as of December 31, 2020 and 2019:

	As of December 31, 2020	As of December 31, 2019
Annualized volatility	40.212%	22.941%
Domestic risk-free interest rate	4.344%	6.562%
Foreign risk-free interest rate	0.129%	1.697%
Expected life of warrants in years	2.29 years	3.31 years

This is a Level 3 recurring fair value measurement. The key Level 3 inputs used by management to determine the fair value are the market price and the expected volatility. As of December 31, 2020: (i) if the market price were to increase by US 0.10 this would increase the obligation by approximately 76; (ii) if the market price were to decrease US 0.10 this would decrease the obligation by approximately 66; (iii) if the volatility were to increase by 50 basis points this would increase the obligation by approximately 32; and (iv) if the volatility were to decrease by 50 basis point, this would decrease the obligation by approximately 31.

As of December 31, 2019: (i) if the market price were to increase by US 0.10 this would increase the obligation by approximately 901: (ii) If the market price were to decrease US 0.10 this would decrease the obligation by approximately 878; (iii) if the volatility were to increase by 50 basis points this would increase the obligation by approximately 506; and (iv) if the volatility were to decrease by 50 basis point, this would decrease the obligation by approximately 519.

Reconciliation of Level 3 fair value measurements	As of December 31, 2020	As of December 31, 2019
Balance of warrant liability as of the beginning of the year	16,860	23,700
(Profit) in fair value of warrants (Note 11.3)	(16,498)	(6,840)

Balance at year end (Note 18.3)	362	16,860

VISTA OIL & GAS, S.A.B. DE C.V.

Notes to the consolidated financial statements as of December 31, 2020 and 2019 and for the years ended December 31, 2020 and 2019.

(Amounts expressed in thousands of US Dollars, except otherwise indicated)

18.5.2 Fair value of financial assets and financial liabilities that are not measured at fair value (but fair value disclosures are required)

Except as detailed in the following table, the Company considers that the carrying amounts of financial assets and financial liabilities recognized in the consolidated financial statements are similar to their fair values as explained in the correspondent notes.

As of December 31, 2020	Carrying amount	Fair Value	Level
Liabilities
Borrowings	539,786	567,381	2

Total liabilities	539,786	567,381

As of December 31, 2019	Carrying amount	Fair Value	Level
Liabilities
Borrowings	451,413	416,845	2

Total liabilities	451,413	416,845

18.6 Financial instruments risk management objectives and policies

18.6.1 Financial Risk Factors

The Company’s activities are subject to several financial risks: market risk (including the exchange rate risk, the interest rate risk and the price risk), credit risk and liquidity risk.

Financial risk management is encompassed within the Company’s global policies, there is an integrated risk management methodology focused on monitoring risks affecting the whole Company. This strategy seeks to achieve a balance between profitability targets and risk exposure levels. Financial risks are those derived from financial instruments the Company is exposed to during or at the closing of each year.

Financial risk management is controlled by the Company’s Financial Department, which identifies, evaluates and covers financial risks. Risk management systems and policies are reviewed on a regular basis to reflect changes in market conditions and the Company’s activities. This section includes a description of the main risks and uncertainties, which may adversely affect the Company’s strategy, performance, operational results and financial position.

18.6.1.1 Market risks

Foreign exchange risk

The Company’s financial situation and the results of its operations are sensitive to variations in the exchange rate between the US and ARS and other currencies. As of December 31, 2020, and 2019, the Company celebrated some derivative financial instruments and the impact in the results of the year is recognized in “Other financial results”.

The majority of the Company´s sales are directly denominated in US or the evolution of its price follows the evolution of the quotation of this currency.

For the years ended December 31, 2020 and 2019 the ARS depreciated by approximately 41% and 59%, respectively.

The following tables demonstrate the sensitivity to a reasonably possible change in ARS exchange rate against US, with all other variables held constant. The impact on the Company’s profit before tax is due to changes in the fair value of monetary assets and monetary liabilities denominated in currencies other that the US, the functional currency of the Company. The Company’s exposure to foreign currency changes for all other currencies is not material.

VISTA OIL & GAS, S.A.B. DE C.V.

Notes to the consolidated financial statements as of December 31, 2020 and 2019 and for the years ended December 31, 2020 and 2019.

(Amounts expressed in thousands of US Dollars, except otherwise indicated)

	As of December 31, 2020	As of December 31, 2019
Change in Argentine peso rate	+/-50%	+/-33%
Effect in profit or loss	(22,170) / 22,170	(20,350) / 20,350
Effect in equity	(22,170) / 22,170	(20,350) / 20,350

Argentine inflationary environment

Inflation in Argentina has been high for several years, but consumer price inflation (“IPC”) was not reported consistently. Given the differences in geographical coverage, weights, sampling, and methodology of various inflation series, the average IPC inflation for 2014, 2015 and 2016, and end-of-period inflation for 2015 and 2016 were not reported in the International Monetary Fund’s April 2018 World Economic Outlook. The 3-year cumulative inflation using different combinations of retail price has been in excess of 100% since late 2017. However, the wholesale price index, which has been available consistently for the prior three years, was about 75% cumulative basis in December 2017.

During the years ended December 31, 2020 and 2019 the ARS devalued approximately 41% and 59%, respectively. The annual interest rates decreased approximately 26 points with respect to an average interest rate of 65% during 2019. As of December 31, 2020, and 2019, the 3-year cumulative rate of inflation reached a level of around 200% and 180%, respectively.

Price risk

The Company’s financial instruments are not significantly exposed to hydrocarbon international price risks because of the current regulatory, economic, governmental and other policies in force, gas domestic prices are not directly affected in the short-term to variations in the international market.

Additionally, the Company’s investments in financial assets classified as “at fair value through profit or loss” are sensitive to the risk of changes in the market prices resulting from uncertainties as to the future value of such financial assets.

The Company estimates that provided all other variables remain constant, a revaluation/(devaluation) of each market price detailed below would generate the following increase/(decrease) in the fiscal year’s income/(loss) in relation to financial assets at fair value through profit or loss detailed in Note 18.5 to these consolidated financial statements:

	As of December 31, 2020	As of December 31, 2019
Change in government bonds	+/- 10%	+/- 10%
Effect in profit before tax	163 / (163)	530/ (530)
Change in mutual funds	+/- 10%	+/- 10%
Effect in profit before tax	3,046 / (3,046)	366/ (366)

Cash flow and fair value interest rate risk

Management of interest rate risk seeks to minimize financial costs and limit the Company’s exposure to interest rate increases.

Indebtedness at variable rates exposes the Company to the interest rate risk on its cash flows due to the possible volatility they may experience. Indebtedness at fixed rates exposes the Company to the interest rate risk on the fair value of its liabilities since they may be considerably higher than variable rates. As of December 31, 2020, and 2019, approximately 35% and 36% of the indebtedness was subject to variable interest rates. For the year ended December 31, 2020 and 2019, the variable interest rate was 5.69% and 6.67%, for borrowings denominated in US and 38.81% and 51.90% for borrowings denominated in ARS, respectively.

The Company seeks to mitigate its interest-rate risk exposure through the analysis and evaluation of (i) different liquidity sources available in the financial and capital market, both domestic (if available) and international; (ii) interest rate alternatives (fixed or variable), currencies and terms available for companies in a similar sector, industry and risk than the Company; (iii) the availability, access and cost of interest-rate hedge agreements. On doing this, the Company evaluates the impact on profit or loss resulting from each strategy over the obligations representing the main interest-bearing positions.

VISTA OIL & GAS, S.A.B. DE C.V.

Notes to the consolidated financial statements as of December 31, 2020 and 2019 and for the years ended December 31, 2020 and 2019.

(Amounts expressed in thousands of US Dollars, except otherwise indicated)

In the case of fixed rates and in view of the market’s current conditions, the Company considers that the risk of a significant decrease in interest rates is low and, therefore, does not foresee a substantial risk in its indebtedness at fixed rates.

For the year ended December 31, 2020 and 2019 the Company did not use derivative financial instruments to mitigate risks associated with fluctuations in interest rates.

18.6.1.2 Credit risk

The Company establishes individual credit limits according to the limits defined by the management based on internal or external ratings. The Company makes constant credit assessments on its customers’ financial capacity, which minimizes the potential risk for credit losses. Customer credit risk is managed centrally subject to the Company’s established policy, procedures and controls relating to customer credit risk management. Outstanding customer receivables are regularly monitored.

The credit risk represents the exposure to possible losses resulting from the breach by commercial or financial counterparties of their obligations taken on with the Company. This risk stems mainly from economic and financial factors.

The Company has established an allowance for expected credit losses that represents the best estimate by the Company of possible losses associated with trade and other receivables.

The Company has the following credit risk concentration regarding its participation on all trade receivables as of December 31, 2020 and 2019 and the income for each year:

	As of December 31, 2020	As of December 31, 2019
Percentages on total trade receivables:
Customers
Raizen Argentina S.A.	25%	34%
Trafigura Argentina S.A.	25%	31%
Camuzzi Gas Pampeana, S.A.	13%	16%

	For the year ended December 31, 2020	For the period ended December 31, 2019
Percentages on revenues from contracts with customers by product:
Oil Market
Trafigura Argentina S.A.	46%	45%
Trafigura Pte LTD	17%	—
Raizen Argentina S.A.	17%	53%
ENAP Refinerias S.A.	12%	—
Natural Gas
Camuzzi Gas Pampeana S.A.	29%	22%
Rafael G. Albanesi S.A.	22%	22%
Metroenergía S.A.	13%	14%
San Atanasio Energía S.A.	4%	2%
Cía. Inversora de Energía S.A.	3%	7%

No other single client has a significant participation on the total amount of these receivables or revenues exceeding 10% in any of the years presented.

An impairment analysis is performed at each reporting date on a case-by-case basis to measure expected credit losses. Calculation reflects the probability-weighted outcome, time value of money and reasonable and supportable information that is available at the reporting date about past events, current conditions and forecasts of future economic conditions.

The Company does not hold collateral as security. The Company evaluates the concentration of risk with respect to trade receivables as high, as its customers are concentrated as detailed above.

VISTA OIL & GAS, S.A.B. DE C.V.

Notes to the consolidated financial statements as of December 31, 2020 and 2019 and for the years ended December 31, 2020 and 2019.

(Amounts expressed in thousands of US Dollars, except otherwise indicated)

Set out below is the information about the credit risk exposure on the Company’s trade receivables:

As of December 31, 2020	Current	<90 days	90–365 days	>365 days	Total
Days past due
Estimated total gross carrying amount at default	18,236	5,024	3	—	23,263
Expected credit loss	—	—	(3)	—	(3)

					23,260

As of December 31, 2019	Current	<90 days	90–365 days	>365 days	Total
Days past due
Estimated total gross carrying amount at default	46,490	6,189	100	—	52,779
Expected credit loss	—	—	(100)	—	(100)

					52,679

The credit risk of liquid funds and other financial investments is limited since the counterparties are high credit quality banking institutions. If there are no independent risk ratings, the risk control area evaluates the customer’s creditworthiness, based on past experiences and other factors.

18.6.1.3 Liquidity risk

The liquidity risk is associated with the Company’s capacity to finance its commitments and conduct its business plans with stable financial sources, as well as with the indebtedness level and the financial debt maturities profile. The cash flow projection is made by the financial department.

The Company´s management supervises updated projections on liquidity requirements to guarantee the sufficiency of cash and liquid financial instruments to meet operating needs. In this way, the aim is that the Company does not breach indebtedness levels or the covenants, if applicable, of any credit facility. Those projections take into consideration the Company’s debt financing plans, the compliance of the covenants and, if applicable, the external regulatory or legal requirements such as, for example, restrictions on the use of foreign currency.

As mentioned in Note 18.1, and in response of the Company to the effects of the COVID-19 and falling crude oil prices, during July 2020, the Company and its subsidiaries Vista Argentina, Vista Holding I and Vista Holding II, entered into different agreements to refinance 45,000 of the Syndicated Loan, by entering into a new ARS Syndicated Loan for an amount in Argentine pesos equivalent to 40,500 payable in two tranches: the first of 13,500 in July 2020 and the second of 27,000 in January 2021 (See Note 36) and in turn the deferral of the payment of a tranche of 4,500 with original maturity in 2020 to a new maturity term in 2022. Finally, as part of the third amendment to the ARS Syndicated Loan contract, modifications were incorporated to certain definitions and financial commitments, in order to strengthen the group’s liquidity during this period of high global uncertainty.

Excess cash and balances above working capital management requirements are managed by the Company’s financial department, which invests them in term deposits, money market funds and mutual funds, selecting instruments having proper currencies and maturities, and an adequate credit quality and liquidity to provide a sufficient margin as determined in the previously mentioned projections.

The Company keeps its sources of financing diversified between banks and the capital market, and it is exposed to the refinancing risk at maturity.

The determination of the Company’s liquidity index as of December 31, 2020 and 2019:

	As of December 31, 2020	As of December 31, 2019
Current assets	267,836	372,571
Current liabilities	333,738	193,036

Liquidity Index	0.803	1.930

The following table includes an analysis of the Company financial liabilities, grouped according to their maturity dates and considering the period remaining until their contractual maturity date from the date of the financial statements.

VISTA OIL & GAS, S.A.B. DE C.V.

Notes to the consolidated financial statements as of December 31, 2020 and 2019 and for the years ended December 31, 2020 and 2019.

(Amounts expressed in thousands of US Dollars, except otherwise indicated)

The amounts shown in the table are the contractual undiscounted cash flows.

As of December 31, 2020	Financial liabilities excluding borrowings	Borrowings	Total
Not yet due:
Less than one year	124,802	190,227	315,029
One to two years	5,733	170,004	175,737
Two to five years	12,127	179,555	191,682

Total	142,662	539,786	682,448

As of December 31, 2019	Financial liabilities excluding borrowings	Borrowings	Total
Not yet due:
Less than one year	105,664	62,317	167,981
One to two years	5,334	299,232	304,566
Two to five years	21,317	89,864	111,181

Total	132,315	451,413	583,728

18.6.1.4 Others risk

Access to the exchange market in Argentina

The regulatory framework established by the Central Bank of the Argentine Republic (“BCRA”) during the year ended December

31, 2020 is detailed below. It set up certain limits and adjustments to accumulation and consumption in currencies different from ARS; and to the acquisition of currencies that the Company can access:

(i)	Communication “A” 7030 and complementary

On May 28, 2020, through Communication “A” 7030, as amended, the BCRA established that a Company could access the Free and Single Foreign Exchange Market (“Mercado Unico Libre de Cambio” or MULC”) for payments of imports of goods or services, payments of principal and interest on financial indebtedness abroad, and payment of profits and dividends, among other concepts, with previous agreement of the BCRA. So financial entities must verify that the information provided by the Companies is compatible with existing data in the online system established by the BCRA. Regarding compliance with the following requirements:

a.	All of its holdings of currency different from ARS in the country are deposited in a local bank account, and it does not have available liquid external assets; and

b.

The commitment to settle through the official market, those funds that are received from abroad, within 5 laboral days. Funds include those originated in the collection of loans granted to third parties, collection of time deposits, and collection of sales of any other asset, provided that the asset had been acquired, the deposit constituted, or the loan granted after May 8, 2020.

Additionally, it is established that the BCRA must give approval for access to the MULC for the purpose of making advance payments for goods imports; the cancellation of debts originated in imports of goods; and the cancellation of debt from capital services abroad when the creditor is a party related to the debtor. Originally, this requirement expired on June 30, 2020, but it was repeatedly deferred and Communication “A” 7193 extended it until March 31, 2021.

(ii)	Communication “A” 7106

On September 15, 2020, through this communication, the BCRA established that companies could access the MULC if they have debts with foreign creditors (who are not related parties) and whose principal maturities operate between October 15, 2020 and March 31, 2021. Those companies must present a refinancing plan based on the following criteria: (i) the net amount should not exceed 40% of the principal amount to be paid; (ii) the rest of the principal must be refinanced with a new external debt, with an average maturity of at least 2 years.

VISTA OIL & GAS, S.A.B. DE C.V.

Notes to the consolidated financial statements as of December 31, 2020 and 2019 and for the years ended December 31, 2020 and 2019.

(Amounts expressed in thousands of US Dollars, except otherwise indicated)

The aforementioned will not be applicable in the case of indebtedness with international organizations or their associated agencies or guaranteed by them, or of indebtedness granted to the debtor by official credit agencies or guaranteed by them, or the amount for which the exchange market would be accessed for the cancellation of the principal of these types of indebtedness does not exceed the equivalent of one million US per calendar month.

On February 25, 2021, through Communication “A” 7230, the BCRA extended the aforementioned terms for those who register scheduled principal maturities between April 1 and December 31, 2021.

(iii)	Communication “A” 7133

On October 9, 2020, through this communication, the BCRA established that a debtor may access the MULC to cancel principal above the 40% limit referred to in Communication “A” 7106, as long as it registers settlements in the MULC as of October 9,

2020 for an amount equal to or greater than the excess over 40% in concept of (i) indebtedness abroad, (ii) issuance of publicly registered debt securities abroad or (iii) issuance of debt securities with public registration in the country denominated in a currency other than ARS, which comply with the conditions set forth in the exchange regulations for these issues.

In the case of debt securities with public registration in the country or abroad issued as of October 9, 2020, with an average life of no less than 2 years and whose delivery to creditors has made it possible to comply with the parameters set forth in the refinancing plan required by the standard; the requirement of settlement of a currency different from ARS to access to the exchange market for the cancellation of its principal and interest services will be considered fulfilled.

As of December 31, 2020, the Company has taken all the necessary actions to be in compliance with the provisions of the aforementioned communications and continues monitoring new changes to the regulatory framework and their impacts in the cancellation of debts in currencies different from ARS.

Note 19. Inventories

	As of December 31, 2020	As of December 31, 2019
Materials and spare parts	7,743	16,074
Crude oil stock (Note 6.2)	6,127	3,032

Total	13,870	19,106

Note 20. Cash, bank and other short-term investments

	As of December 31, 2020	As of December 31, 2019
Money market funds	167,553	107,041
Mutual funds	30,886	7,756
Banks	2,875	139,931
Government bonds	1,633	5,300

Total	202,947	260,028

For the purposes of the consolidated statements of cash flows, cash and cash equivalents include resources available in cash in the bank and investments with a maturity less than three months. The following chart shows a reconciliation of the movements between cash, banks and short-term investments and cash and cash equivalents:

	As of December 31, 2020	As of December 31, 2019
Cash, banks and short-term investments	202,947	260,028
Less
Government bonds	(1,633)	(5,300)
Restricted cash and cash equivalents (1)	—	(20,498)

Cash and cash equivalents	201,314	234,230

(1)	As of December 31, 2019, corresponded to cash and cash equivalents from Aleph that could be only used for the purpose explained in Note 28.

VISTA OIL & GAS, S.A.B. DE C.V.

Notes to the consolidated financial statements as of December 31, 2020 and 2019 and for the years ended December 31, 2020 and 2019.

(Amounts expressed in thousands of US Dollars, except otherwise indicated)

Note 21. Share Capital and Capital Risk Management

21.1 Share capital

The following chart shows a reconciliation of the movements in equity of the Company for the years ended December 31, 2020 and 2019:

	Series A Publicly traded shares	Series A Private Offering	Series B	Series C	Total
Balances as of December 31, 2018	423,017	90,238	—	—	513,255
Number of shares	60,909,315	9,500,000	—	2	70,409,317

Net value of Series A shares on February 13, 2019	55,000	—		—	55,000
Number of shares	5,500,000	—		—	5,500,000
Net value of Series A shares on July 25, 2019	91,143	—	—	—	91,143
Number of shares	10,906,257	—	—	—	10,906,257
Shares Series A shares granted for the LTIP	—	1	—	—	1
Number of shares	—	317,932	—	—	317,932

Balances as of December 31, 2019	569,160	90,239	—	—	659,399
Number of shares	77,315,572	9,817,932	—	2	87,133,506

Shares Series A shares granted for the LTIP	—	1	—	—	1
Number of shares	—	717,782	—	—	717,782

Balances as of December 31, 2020	569,160	90,240	—	—	659,400
Number of shares	77,315,572	10,535.714	—	2	87,851,288

1) Series A Publicy Traded Shares

On August 15, 2017, the Company concluded its IPO in the BMV, and as a result of this IPO, the Company issued on that date 65,000,000 Series A common shares for an amount of 650,017 minus the offering fees of 9,988. This Series A common shares were redeemable during the first 24 months of the IPO or at the shareholders election once the Initial Business Combination were approved.

On April 4, 2018, the Company consummated its Initial Business Combination for an amount of 653,781 minus the offering fees of 26,199, the funds accumulated in the Escrow Account.

About 31.29% of the holders of the Series A redeemable common shares exercised their redemption rights aforementioned; as a result, 20,340,685 shares were redeemed for an amount of 204,590. The resources came from the cash held in the Escrow Account. The holders of remaining Series A redeemable common shares decided not to exercise their redemption right (Note 34) and, as a result, an amount of 442,491 net of offering expenses paid for an amount of 6,700, was capitalized on that date. In addition. On the same date, the Company paid deferred offering expenses at IPO for 19,500. The capitalization of 442,491 did not generate cash flow, while the payment of offering expenses was made using the proceeds held in the Escrow Account.

On February 13, 2019 the Company completed the sale of 5,500,000 of series A shares and 5,000,000 of warrants to purchase series A shares for an aggregate amount of 55,000 to Kensington Investments B.V., pursuant to a Forward Purchase Agreement and certain subscription commitment.

VISTA OIL & GAS, S.A.B. DE C.V.

Notes to the consolidated financial statements as of December 31, 2020 and 2019 and for the years ended December 31, 2020 and 2019.

(Amounts expressed in thousands of US Dollars, except otherwise indicated)

On July 25, 2019, the Company made a global offering in Mexico and United States, as a result of both transactions the Company issued a total of 10,906,257 new Serie A shares. The global offering consisted of:

(i) an international offering in the United States and other countries outside of Mexico of 10,091,257 American Depositary Shares “ADS”, each one representing one Series A share, at a price of 9.25 US/ADS. The ADS are listed on the NYSE under the ticker “VIST”; and

(ii) a concurrent public offering in Mexico of 815,000 Series A shares at a price equivalent to US 9.25 in Mexican pesos per Series A share.

For the global offering, the Company obtained net resources of offering expenses for 91,143.

2) Series A Private Offering

On December 18, 2017, the shareholders’ meeting approved an increase in the variable capital stock for an amount of 1,000 through the subscription of 100,000,000 Series A common shares as a result of a potential Initial Business Combination. On April 4, 2018 an amount of 9,500,000 Series A common shares were fully paid and subscribed for an amount of 95,000 through a shares’ subscription process approved by the shareholders. In addition, 500,000 Series A common shares amounting for 5,000 were also committed as part of the same subscription process. Aggregate costs associated with the shares’ subscription process amount for 4,073.

As disclosed in Note 34, on March 22, 2018, the Company’s shareholders approved 8,750,000 common shares to be held in treasury to be used to implement the LTIP, at the discretion of the Administrator of the Plan, based on the opinion of independent experts.

The remaining Series A common shares issued on December 18, 2017 not used for purposes of completing the shares’ subscription process described above or for the LTIP, were cancelled on April 4, 2018 pursuant to the terms approved by the shareholders on December 18, 2017. As part of the LTIP, the Company will enter into a trust agreement (the “Administrative Trust”) to deposit the Series A shares to be used thereunder.

For the year ended December 31,2020 and 2019, the Company granted 717,782 and 317,932 Serie A shares that were in treasury to be used to implement the LTIP.

As of December 31, 2020, and 2019, the Company’s variable share capital consisted of 87,851,286 and 87,133,504 Series A common shares, respectively with no face value each and each granting the right to one vote, issued and fully paid. As of December 31, 2020, and 2019, the authorized common capital of the Company includes 40,940,953 and 41,658,735 Series A common shares in its treasury; which can be used in connection with the Warrants, the Forward Purchase Agreements and LTIP.

3) Series B

Prior to the initial global offering of the Company, through unanimous resolutions of the shareholders on May 30,2017, it was resolved, among other matters, to increase the variable part of the Company’s capital stock by an amount of 25,000 to through the issuance of ordinary, nominative shares, without expression of their nominal value.

On April 4, 2018, these shares were converted to Series A shares.

4) Series C

The variable portion of the capital stock is of unlimited amount pursuant to the bylaws and the applicable laws, whereas the fixed portion of the Company’s capital stock is divided into 2 class C shares.

21.2 Capital risk management

On managing capital, the Company aims to safeguard its capacity to continue operating as an on-going business with the purpose of generating return for its shareholders and benefits to other stakeholders and keeping an optimal capital structure.

VISTA OIL & GAS, S.A.B. DE C.V.

Notes to the consolidated financial statements as of December 31, 2020 and 2019 and for the years ended December 31, 2020 and 2019.

(Amounts expressed in thousands of US Dollars, except otherwise indicated)

The Company to maintain or adjust the capital structure, may adjust the dividend payment to shareholders, return capital to shareholders or issue new shares, conduct stock purchase programs or sell assets to reduce its debt. The Company monitors its capital based on the leverage ratio. This ratio is calculated by dividing: (i) the net debt (the borrowings and leases liabilities minus cash, bank balances and short-term investments) by, (ii) the total capital (the shareholders’ equity as shown in the consolidated statements of financial position including all reserve).

Financial leverage ratios as of December 31, 2020 and 2019, has as follows:

	As of December 31, 2020	As of December 31, 2019
Total borrowings and leases liabilities	563,467	468,180
Less: cash, bank balances and short-term investments	(202,947)	(260,028)

Net debt	360,520	208,152
Total shareholders’ equity	508,518	603,716

Leverage ratio	71.00%	34.00%

No changes were made in the objectives, policies or processes for managing capital during the years ended December 31, 2020 and 2019.

Note 22. Provisions

	As of December 31, 2020	As of December 31, 2019
Non-current
Asset retirement obligation	23,349	20,987
Environmental remediation	560	159

Total non-current	23,909	21,146

	As of December 31, 2020	As of December 31, 2019
Current
Asset retirement obligation	584	761
Environmental remediation	1,141	2,340
Contingencies	359	322

Total current	2,084	3,423

22.1 Provision for asset retirement obligation

In accordance with the regulations applicable in the countries where the Company (directly or indirectly through subsidiaries) performs oil and gas E&P activities, the Company must incur costs associated with asset retirement obligation. The Company has not pledged any assets for settling such obligations.

The asset retirement obligation provision represents the present value of decommissioning costs relating to oil and gas properties, which are expected to be incurred up to the end of each concession, when the producing oil and gas wells are expected to cease operations. These provisions have been created based on the Company’s internal estimates or Operator’s estimates, as applicable.

Assumptions based on the current economic environment have been made, which management believes form a reasonable basis upon which to estimate the future liability. These estimates are reviewed regularly to take into account any material changes to the assumptions. However, actual asset retirement obligation costs will ultimately depend upon future market prices for the necessary asset retirement obligation works required that will reflect market conditions at the relevant time. Furthermore, the timing of asset retirement obligation is likely to depend on when the fields cease to produce at economically viable rates. This, in turn, will depend upon future oil and gas prices, which are inherently uncertain.

The discount rate used in the calculation of the provision as of December 31, 2020 ranges between 9.32% and 12.42%, and for December 31, 2019 it is 10.59%.

The Company has performed a sensitivity analysis relating to the discount rate. The 1% increase or decrease in the discount rate would not have a significant impact on the Company’s assets retirement obligation provision.

VISTA OIL & GAS, S.A.B. DE C.V.

Notes to the consolidated financial statements as of December 31, 2020 and 2019 and for the years ended December 31, 2020 and 2019.

(Amounts expressed in thousands of US Dollars, except otherwise indicated)

Movements of the year on the provision for asset retirement obligation:

	As of December 31, 2020	As of December 31, 2019
At the beginning of the year	21,748	16,253
Unwinding of discount on asset retirement obligation (Note 11.3)	2,584	1,723
(Decrease) / Increase from change in estimates capitalized	(366)	4,141
Amounts incurred due to utilization	—	(236)
Exchange differences	(33)	(133)

At the end of the year	23,933	21,748

22.2 Provision for environmental remediation

The Company undertakes environmental impact studies for new projects and investments and, to date, environmental requirements and restrictions imposed on these new projects have not had any material adverse impact on the Company´s business.

The Company has performed a sensitivity analysis relating to the discount rate. The 1% increase or decrease in the discount rate would not have a significant impact on the Company’s results of operations.

Movements of the year on the provision for environmental remediation:

	As of December 31, 2020	As of December 31, 2019
At the beginning of the year	2,499	3,724
Increases (Note 10.2)	463	816
Exchange differences	(1,261)	(2,041)

At the end of the year	1,701	2,499

22.3 Provision for contingencies

The Company (directly or indirectly through subsidiaries) is a party to several civil, commercial, tax and labor proceedings and claims that arise in the ordinary course of its business. In determining a proper level of provision to estimate the amounts and probability of occurrence, the Company has considered its best estimate with the assistance of legal and tax advisors.

The determination of estimates may change in the future due to new developments or unknown facts at the time of evaluation of the provision. Consequently, the adverse resolution of the evaluated proceedings and claims could exceed the established provision.

As of December 31, 2020, and 2019, total claims and legal actions amount to 428 and 469, and as of such dates, management has estimated a probable loss of 359 and 322, respectively.

In addition, certain proceedings are considered to be contingent liabilities related to labor, civil, commercial and other actions which, as of December 31, 2020 and 2019 amount to a total of 69 and 147, and which the Company has not recognized them as it is not probable that an outflow of resources embodying economic benefits will be required to settle the obligation. See Note 29 for additional details on the main contingent assets as of December 31, 2020 and 2019.

The Company, bearing in mind the opinion of the Company’s legal counsel, considers that the amount of the provision is sufficient to afford contingencies that may occur. There are no individual claims or other matters, that individually or in the aggregate, have not been provisioned or disclosed by the Company, which amounts are material to the financial statements.

Movements of the year on the provision for contingencies:

	As of December	As of December
	31, 2020	31, 2019
At the beginning of the year	322	349
Increases (Note 10.2)	267	422
Exchange differences	(230)	(386)
Amounts incurred due to payments/utilization	—	(63)

At the end of the year	359	322

VISTA OIL & GAS, S.A.B. DE C.V.

Notes to the consolidated financial statements as of December 31, 2020 and 2019 and for the years ended December 31, 2020 and 2019.

(Amounts expressed in thousands of US Dollars, except otherwise indicated)

Note 23. Employee defined benefits plans obligation

The main characteristics of benefit plans granted only to certain employees from the Entre Lomas joint operation are detailed below:

Benefit plan whereby Company employees meeting certain conditions, who have participated in the defined benefit plan in an uninterrupted manner and who, having joined the Company before May 31, 1995, have the required number of years of service, are eligible to receive upon retirement a certain amount according to the provisions of the plan.

The benefit is based on the last computable salary and the number of years working for the Company after deducting the benefits from the Argentine pension system managed by Administración Nacional de Seguridad Social (“ANSES”).

At the time of retirement, employees are entitled to receive a monthly payment at constant value, which is updated at the end of each year by the Consumer Price Index (“IPC”) published by the Institute of National Statistics and Census (Instituto Nacional de Estadísticas y Censos or “INDEC”) of Argentina. If during a certain year, the variation of exceeds 10%, the payment is adjusted provisionally once this percentage has been exceeded.

This plan requires the Company to contribute to a trust fund. The plan calls for a contribution to a fund exclusively funded by the Company and without any contribution by the employees. The assets of the fund are contributed to a trust fund and invested in US denominated money market instruments or fixed term deposits in order to preserve the accumulated capital and obtain a return in line with a moderate risk profile. The funds are mainly invested in U.S. government bonds; U.S. treasury notes and quality commercial papers.

The Bank of New York Mellon is the trustee and Willis Towers Watson is the managing agent. In case there is an excess (duly certified by an independent actuary) of the funds to be used to settle the benefits granted by the plan, the Company may have the option to use such excess, in which case it may have to notify the trustee thereof. As of December 31, 2020, the funds of the plan were invested in U.S. government bonds and the Company cannot dispose of such funds.

The following tables summarizes the components of net expense and long-term employee benefits liability in the consolidated statements:

	As of December	As of December
	31, 2020	31, 2019
Cost of the current services	(60)	(68)
Cost of interest	(190)	(152)

Total	(250)	(220)

	As of December 31, 2019
	Present value of the obligation	Fair value of plan assets	Net liability at the end of the year
Balances at the beginning of the year	(11,014)	7,712	(3,302)
Items classified in profit or loss
Current services cost	(68)	—	(68)
Cost for interest	(541)	389	(152)
Items classified in other comprehensive income
Actuarial loss	(1,358)	(219)	(1,577)
Benefit payments	630	(630)	—
Contributions paid	—	630	630

Balances at the end of the year	(12,351)	7,882	(4,469)

VISTA OIL & GAS, S.A.B. DE C.V.

Notes to the consolidated financial statements as of December 31, 2020 and 2019 and for the years ended December 31, 2020 and 2019.

(Amounts expressed in thousands of US Dollars, except otherwise indicated)

	As of December 31, 2020
	Present value of the obligation	Fair value of plan assets	Net liability at the end of the year
Balances at the beginning of the year	(12,351)	7,882	(4,469)
Items classified in profit or loss
Current services cost	(60)	—	(60)
Cost for interest	(587)	397	(190)
Items classified in other comprehensive income
Actuarial profit / (loss)	735	(275)	460
Benefit payments	798	(798)	—
Contributions paid	—	798	798

Balances at the end of the year	(11,465)	8,004	(3,461)

The fair value of the plan assets at the end of each year by category, is as follow:

	As of December	As of December
	31, 2020	31, 2019
American government bonds	8,004	7,882

Total	8,004	7,882

Estimated expected benefits payments for the next ten (10) years are shown below. The amounts in the table represent the undiscounted cash flows and therefore do not reconcile to the obligations recorded at the end of the year.

	As of December	As of December
	31, 2020	31, 2019
Less than one year	901	871
One to two years	889	851
Two to three years	899	836
Three to four years	884	856
Four to five years	885	839
Six to ten years	4,239	4,554

Significant actuarial assumptions used were as follows:

	As of December	As of December
	31, 2020	31, 2019
Discount rate	5%	5%
Assets return rate	5%	5%
Salaries increase	1%	1%

The following sensitivity analysis shows the effect of a variation in the discount rate and salaries increase on the obligation amount.

If the discount rate would be 100 basis points higher (lower), the defined benefit obligation would decrease by 943 (increase by 1,199) as of December 31, 2020.

If the expected salary growth increases (decreases) by 1%, the defined benefit obligation would increase by 70 (decrease by 62) as of December 31, 2020.

The sensitivity analysis above has been determined based on reasonably possible changes of the respective assumptions occurring at the end of each reporting year, based on a change in an assumption while holding all other assumptions constant. In practice, this is unlikely to occur, and changes in some of the assumptions may be correlated. Therefore, the presented analysis may not be representative of the actual change in the defined benefit obligation. The methods and types of assumptions used in preparing the sensitivity analysis did not change compared to the prior year.

VISTA OIL & GAS, S.A.B. DE C.V.

Notes to the consolidated financial statements as of December 31, 2020 and 2019 and for the years ended December 31, 2020 and 2019.

(Amounts expressed in thousands of US Dollars, except otherwise indicated)

Furthermore, in presenting the above-mentioned sensitivity analysis, the present value of the defined benefit obligation has been calculated using the projected unit credit method at the end of each year, which is the same applied in calculating the defined benefit obligation liability recognized in the consolidated statements of financial position.

There was no change in the methods and assumptions used in preparing the sensitivity analysis from prior years.

Note 24. Salaries and social security payable

	As of December 31, 2020	As of December 31, 2019
Current
Gratifications and bonus	7,029	9,086
Salaries and social security contributions	4,479	3,467

Total current	11,508	12,553

Note 25. Other taxes and royalties payable

	As of December 31, 2020	As of December 31, 2019
Current
Royalties	4,152	4,539
Tax withholdings payable	843	866
VAT	46	597
Others	76	38

Total current	5,117	6,040

Note 26. Accounts payable and accrued liabilities

	As of December 31, 2020	As of December 31, 2019
Non-current
Accrued liabilities:
Extraordinary canon on Surplus Gas Injection Compensation	—	419

Total non-current	—	419

	As of December 31, 2020	As of December 31, 2019
Current
Accounts payable:
Suppliers	117,409	59,264
Total current accounts payable	117,409	59,264
Accrued liabilities:
Balances with joint operations	664	69
Extraordinary canon on Surplus Gas Injection Compensation	546	1,436
Related parties (Notes 27 and 28)	—	24,839
Other liabilities (Note 28)	—	12,661

Total current accrued liabilities	1,210	39,005

Total current	118,619	98,269

Due to the short-term nature of the current accounts payables and accrued liabilities, their carrying amount is considered to be the same as their fair value. The carrying amount of the non-current accrued liabilities does not differ significantly from its fair value.

Note 27. Related parties transactions and balances

Note 2.3 provides information about the Company’s structure.

The following table provides the total amount of balances that have been entered into with related parties for the year:

VISTA OIL & GAS, S.A.B. DE C.V.

Notes to the consolidated financial statements as of December 31, 2020 and 2019 and for the years ended December 31, 2020 and 2019.

(Amounts expressed in thousands of US Dollars, except otherwise indicated)

	As of December 31, 2020	As of December 31, 2019
Other receivables
Current
REL Amsterdam (1)	—	2,355
Aleph Midstream Holding L.P. (1)	—	814

Total current	—	3,169

(1)	Corresponds to loans granted to Aleph investors, which during the year ended December 31, 2020 were written off as part of the transaction detailed in Note 28.

	As of December 31, 2020	As of December 31, 2019
Accrued liabilities
Current:
REL Amsterdam (1)	—	24,032
Aleph Midstream Holding L.P. (1)	—	807

Total current	—	24,839

(1)	Includes other accrued liabilities related to the investment agreement with Aleph, connected with the Put-Option. See Note 28.

Outstanding balances at year end are unsecured and settlement occurs in cash. There have been no guarantees provided or received for any related party receivables or payables for the years ended on December 31, 2020 and 2019.

Key management personnel remuneration

The amounts recognized in the consolidated statements of profit or loss and other comprehensive income, related to the company’s key personnel are detailed below:

	As of December 31, 2020	As of December 31, 2019
Share-based payments	8,699	9,175
Short-term employee benefits	7,273	9,080

Total key management personnel remuneration	15,972	18,255

Note 28. Aleph Midstream

As of December 31, 2018, Aleph was a subsidiary 100% controlled by VISTA. On June 27, 2019, Vista signed an investment agreement with an affiliate of Riverstone (a related party), an affiliate of Southern Cross Group (“the partners”) to invest in Aleph, a midstream company in Argentina.

As part of the investment agreement the Company agreed to spin-off a group of assets that would be transferred to Aleph in exchange of equity through a split-merger agreement, defined below:

On July 17 and 18, 2019, the Boards of Directors of Vista Argentina and Aleph, respectively, resolved to initiate the procedures leading to the execution of a split-merger in accordance with the following guidelines: (i) the spin-off of a portion of some assets currently (“Split Assets”) owned by Vista Argentina to Aleph for the development of an infrastructure project for the processing and transportation of hydrocarbons, including crude oil and gas, in the Neuquén Basin in the Argentine Republic that includes, (1) the oil treatment plant located in the “Entre Lomas” area, the gas treatment plant located in the “Entre Lomas” area, the oil treatment plant located in the “25 de Mayo-Medanito SE” area, the facilities for the treatment of the production water associated with the crude treatment plants in the “Entre Lomas” and “25 de Mayo-Medanito SE” areas; (2) the pipelines that connect the aforementioned plants with the trunk transportation system for crude oil operated by Oldelval S.A. and for gas operated by Transportadora del Gas del Sur S.A.; and certain liabilities associated to social liabilities; (ii) Aleph’s absorption of the Split Assets in exchange for equity; and (iii) the assumption and continuation by Aleph of Company’s activities and obligations in relation to the Split Assets.

From the date of the spin-off Aleph will be in a position to assume the exploitation of the Assets spined-off by Vista Argentina.

VISTA OIL & GAS, S.A.B. DE C.V.

Notes to the consolidated financial statements as of December 31, 2020 and 2019 and for the years ended December 31, 2020 and 2019.

(Amounts expressed in thousands of US Dollars, except otherwise indicated)

On February 26, 2020, the Company’s Board of Directors approved certain changes in the Company’s participation in Aleph’s capital structure. The Company enters into an agreement with the Partners to reacquire the participation in the subscribed and outstanding capital of said Partners in Aleph, at a total purchase price of 37,500 (equivalent to the entire equity effectively contributed to Aleph by the Partners). The Company made the payment on March 31, 2020, and as of such date, Aleph became a 100% subsidiary of the Company.

Note 29. Commitments and contingencies

For a description of the Company’s investment commitments regarding its oil and gas properties. (See Note 30.3).

29.1 Asociación de Superficiarios de la Patagonía (“ASSUPA”)

On July 1, 2004, Vista Argentina (previously “Petrolera entre Lomas S.A.” or “PELSA”) was notified about a complaint filed against it. In August 2003, ASSUPA sued 18 companies operating exploitation concessions and exploration permits in the Neuquén Basin, PELSA being one of them.

ASSUPA claimings the remediation of the general environmental damage purportedly caused in the execution of such activities, in addition to the establishment of an environmental restoration fund, and the implementation of measures to prevent environmental damages in the future. The plaintiff requested that the Argentine Government, the Federal Environmental Council (“Consejo Federal de Medio Ambiente”), the Provinces of Buenos Aires, La Pampa, Neuquén, Río Negro and Mendoza and the Ombudsman of the Nation be summoned. It requested, as a preliminary injunction, that the defendants refrain from carrying out activities affecting the environment. Both the Ombudsman’s summon as well as the requested preliminary injunction were rejected by the Supreme Court of Justice of Argentina (“CSJN”). PELSA has answered the demand requesting its rejection, opposing failure of the plaintiff.

On December 30, 2014, the CSJN issued two interlocutory judgments. The Company´s related supported the claim of the Provinces of Neuquén and La Pampa and declared that all environmental damages related to local and provincial situations were outside the scope of its original jurisdiction, and that only “inter-jurisdictional situations” (such as the Colorado River basin) would fall under its jurisdiction. The CSJN also rejected precautionary measures and other proceedings related to such request. Vista Argentina, considering the opinion of the legal counsel, concluded that it is not probable that an outflow of resources embodying economic benefits will be required to settle this obligation.

As of the date of issuance of these financial statements, the file has not yet been opened for testing, as the parties are in the process of digitizing the answers to the claim and accompanied documentary.

Note 30. Operations in hydrocarbon consortiums

30.1 General considerations

The hydrocarbon areas are operated by granting exploration permits or exploitation concessions by the national or provincial government on the basis of free availability of hydrocarbons that are produced.

30.2 Oil and gas properties and participation in joint operations

As of December 31, 2020, the Company through its subsidiaries is the owner and is part of the joint operations and consortia for the E&P of oil and gas as indicated below:

				Duration
Name	Location	Participation	Operator	Up To
Argentina
25 de Mayo - Medanito S.E.	Río Negro	100%	Vista Argentina	2026
Jagüel de los Machos	Río Negro	100%	Vista Argentina	2025
Bajada del Palo Este	Neuquén	100%	Vista Argentina	2053
Bajada del Palo Oeste	Neuquén	100%	Vista Argentina	2053
Entre Lomas	Río Negro	100%	Vista Argentina	2026
Entre Lomas	Neuquén	100%	Vista Argentina	2026
Agua Amarga - “Charco del Palenque”	Río Negro	100%	Vista Argentina	2034

VISTA OIL & GAS, S.A.B. DE C.V.

Notes to the consolidated financial statements as of December 31, 2020 and 2019 and for the years ended December 31, 2020 and 2019.

(Amounts expressed in thousands of US Dollars, except otherwise indicated)

Name	Location	Participation	Operator	Duration Up To
Agua Amarga - “Jarilla Quemada”	Río Negro	100%	Vista Argentina	2040
Coirón Amargo Sur Oeste	Neuquén	10%	Shell Argentina S.A.	2053
Coirón Amargo Norte	Neuquén	84.62%	Vista Argentina	2036
Acambuco - “San Pedrito”	Salta	1.5%	Pan American Energy	2036
Acambuco - “Macueca”	Salta	1.5%	Pan American Energy	2040
Sur Río Deseado Este	Santa Cruz	16.9%	Alianza Petrolera Argentina S.A.	2021
Águila Mora	Neuquén	90%	Vista Argentina	2054

México
Block CS-01	Tabasco	50%	Vista Holding II.	2047
BlockA-10	Tabasco	50%	Jaguar	2047
Block TM-01	Veracruz	50%	Jaguar	2047

Summarized financial information in respect of the Company’s material joint operations which assets, liabilities, revenues and expenses are not accounted for at 100% in the Company´s consolidated financial statements are set out below. The summarized financial information below represents amounts prepared in accordance with IFRSs at their respective working interests, adjusted by the Company for accounting purposes.

	As of December 31, 2020	As of December 31, 2019
Assets
Non-current assets	11,465	8,221
Current assets	3,967	3,026
Liabilities
Non-current liabilities	1,353	918
Current liabilities	3,509	3,374

	For the year ended December 31, 2020	For the year ended December 31, 2019
Cost of sales	(4,914)	(9,103)
Selling expenses	(4)	(106)
General and administrative expenses	(1,760)	(1,488)
Exploration expenses	(646)	(667)
Other operating income and expenses	(1,385)	(74)
Financial results, net	56	(961)

Total costs and expenses for the year	(8,653)	(12,399)

30.3 Concessions and changes in participation in oil and gas properties

30.3.1 Entre Lomas area

Vista Argentina (previously “PELSA”) is the 100% operator and holder in the concession for the exploitation of hydrocarbons in Entre Lomas area (“ELo”), located in the provinces of Río Negro and Neuquén. The concession contract, renegotiated in 1991 and 1994, respectively granted the availability of crude oil and natural gas produced, and determined term of the concession until January 21, 2016.

On December 9, 2014, Vista Argentina reached a renegotiation agreement with the Province of Río Negro of the concession in Elo area, approved by Provincial Decree No. 1,706/2014, through this agreement it was allowing to extend ten (10) year the ELo area until January 2026, committing, among other conditions, the payment of a fixed bond and a contribution to social development and institutional strengthening, a complementary contribution equivalent to 3% of oil and gas production and an important plan for the development and exploration of reserves and resources, and environmental remediation.

VISTA OIL & GAS, S.A.B. DE C.V.

Notes to the consolidated financial statements as of December 31, 2020 and 2019 and for the years ended December 31, 2020 and 2019.

(Amounts expressed in thousands of US Dollars, except otherwise indicated)

Likewise, the provincial government of Neuquén agreed to extend the concession contract of ELo corresponding to the Province of Neuquén for a term of ten (10) years until January 2026. In accordance with the extension agreement, Vista Argentina agreed to invest the totality of ARS 237 million in future exploitation and exploration activities to be carried out in the exploitation concession. Royalties increased from the previous rate of 12% to 15% and could increase to a maximum of 18%, depending on future increases in sales prices of the hydrocarbons produced.

30.3.2 Bajada del Palo Oeste and Bajada del Palo Este area

On December 21, 2018, the Province of Neuquén approved Decree No. 2,357/18 about the transformation of the exploitation concession in the Bajada del Palo area, operated by Vista Argentina, into two Production Concession for Unconventional Hidrocarburns (“CENCH”), Bajada del Palo Oeste and Bajada del Palo Este. The two concessions are for a term of 35 years, include the payment of fixed royalties of 12% for new production from the shale (shale rock) formations. This permission replaces the concession of conventional exploitation of this area.

The Company paid the Province of Neuquén the following concepts in the unconventional exploitation concessions for both areas: (i) exploitation bonus for a total of approximately 1,168, (ii) Infrastructure bond for a total of approximately 2,796; (iii) Corporate Social Responsibility for an amount of approximately 3,935; (iv) an important plan for the development and exploration of reserves. Likewise, Vista paid the amount of approximately 1,102 as stamp tax at the closing of the transaction. See Note 30.4 for more information about investment agreement.

30.3.3 Agua Amarga area

Vista Argentina is the owner and operator of the operating lots called Charco del Palenque and Jarilla Quemada in the Agua Amarga area, located in the Province of Rio Negro.

In 2007, Vista Argentina obtained the exploration permit on the Agua Amarga Area located in the Province of Río Negro. Provincial Decree No. 557/07 and the signing of the respective contract on May 17 of the same year formalized the agreement. Based on the results of the exploration carried out in the Agua Amarga Area, the Province of Río Negro granted the Concession of Exploitation of the Charco del Palenque field, on October 28, 2009, by means of the Provincial Decree No. 874 and its rectification No. 922, dated November 13, 2009, for exploitation for a term of twenty-five (25) years.

The enforcement authority of the Province of Río Negro accepted the inclusion of Meseta Filosa sector to the concession previously granted by Charco del Palenque, through Provincial Decree No. 1,665 dated November 8, 2011, published in the Official Gazette No. 4,991 of December 1, 2011.

Subsequently, the enforcement authority of the Province of Río Negro approved the inclusion of Charco del Palenque Sur sector to the previously granted concession of Charco del Palenque, by means of Provincial Decree No. 1,199 dated August 6, 2015. In addition, in the same date the Provincial Decree No. 1,207 gave Vista Argentina the exploitation concession for Jarilla Quemada field.

The exploitation concession Charco del Palenque is effective until 2034 and the exploitation concession Jarilla Quemada is effective until 2040.

30.3.4 Coirón Amargo Norte y Coirón Amargo Sur Oeste

Originally, the JOA Coirón Amargo had an exploitation concession in the North Area (“Coirón Amargo Norte”) and an evaluation field in the South Area (“Coirón Amargo Sur”), effective until the year 2036 and 2017, respectively.

On July 11, 2016, the joint operators entered into an agreement for assignment of participating interest, through which the area was divided into three oil and gas properties: Coirón Amargo Norte (“CAN”), CASO and Coirón Amargo Sur Este (“CASE”).

Coirón Amargo Norte

CAN join operators are APCO Oil & Gas S.A.U. (“APCO SAU” currently Vista Argentina) with a 55% working interest, Madalena Energy Argentina S.R.L. (“Madalena”) with 35% working interest and Gas y Petróleo de Neuquén S.A. (“G&P”) with the remaining 10%. Vista Argentina is the operator since that date. The expiration date of the exploitation concession remains in 2036.

VISTA OIL & GAS, S.A.B. DE C.V.

Notes to the consolidated financial statements as of December 31, 2020 and 2019 and for the years ended December 31, 2020 and 2019.

(Amounts expressed in thousands of US Dollars, except otherwise indicated)

On December 28, 2017, the partners in the joint CAN agreement signed an Operational Committee Act approving the implementation of the “Carry Petrolero”, as a result of the foregoing, the partners agreed that contributions made and to be made in the future will be recognized as greater assets and / or expenses, as appropriate, in terms of the amounts actually disbursed by them, regardless of the percentages of contractual participation.

Since that date until June 30, 2020 Vista Argentina recognized participation in this joint operation of 61.11%, which is comprised of its contractual share of 55% plus the incremental participation acquired from G&P of 6.11%.

On July 7, 2020, due to default of payment in joint venture partner, Madalena, and in accordance with the provisions of Coirón Amargo Norte JOA, Vista Argentina jointly with its partner GyP, proceeded to exclude Madalena from the JOA because of such breach, through the subscription of Addendum VIII to the JOA that aims to exploration and exploitation of CAN.

As per the JOA provisions Vista has the right to claim all payments made on Madalena’s behalf.

Through Resolution No. 71/20 of the Ministry of Energy and Natural Resources, Addendum VIII to the JOA Contract was approved and as of November 6, 2021 by Decree No. 1,292/2020 said approval was ratified with retroactive effects. As consequence, the Company through its subsidiary Vista Argentina, increased its participating interest in the JOA from 55% to 84.62% without economic compensation.

As of said date, and maintaining the aforementioned “Carry Petrolero”, the Company recognizes in the consolidated financial statements its 100% participation in this joint operation.

Coirón Amargo Sur Oeste

The joint operators were APCO SAU (currently Vista Argentina) with a 45% participation in the joint operation; O&G Development Ltd S.A. (“O&G”, actually Shell Argentina S.A. or “Shell”) with a 45% and G&P with the rest of 10%.

On August 22, 2018, Vista Argentina assignment to O&G a subsidiary of Royal Dutch Shell plc. (“Shell”) 35% non-operated working interest in the CASO oil and gas property. See Note 30.3.5.

Currently the joint operators of CASO are Vista Argentina, Shell and G&P with working interests of 10%, 80% y 10% respectively, being Shell the designated operator. On September 25, 2018 though Decree No. 1,578/18, the evaluation lot of CASO became in an CENCH for a term of 35 years, expiring accordingly in the year 2053.

As in the CAN area, the CASO joint operators maintain a “Carry Petrolero” agreement for the participation of G&P, accounting Vista Argentina its participation in this joint operation for 11.11%.

See Note 30.4 for more details on investment agreement.

30.3.5 Águila Mora

On August 22, 2018, APCO SAU (currently Vista Argentina) entered into a cross assignment of rights agreement (“the Aguila Mora Swap Agreement”), whereby:

(i) Vista Argentina assigned to O&G a 35% non-operated working interest in the CASO oil and gas property;

(ii) O&G assigned to Vista Argentina a 90% operated working interest in the Águila Mora oil and gas property, plus a 10,000 contribution for the upgrade of an existing water infrastructure for the benefit of the operations of Shell and Vista Argentina.

The Aguila Mora Swap Agreement was approved by the province of Neuquén on November 22, 2018. Therefore, as of such date, Vista retained a 10% working interest in the CASO oil and gas property and held a 90% working interest in the Águila Mora oil and gas property, becoming the operator of the latter. This transaction was measured at the fair value of participant interest assigned to O&G and no gain or loss was recorded as a result of the transaction.

VISTA OIL & GAS, S.A.B. DE C.V.

Notes to the consolidated financial statements as of December 31, 2020 and 2019 and for the years ended December 31, 2020 and 2019.

(Amounts expressed in thousands of US Dollars, except otherwise indicated)

Vista Argentina was notified of Decree No. 2,597 granted by the Governor of the Province of Neuquén by which the concession of unconventional exploitation over the “Águila Mora” area is granted in favor of the G&P company for a period of 35 years from the November 29, 2019 (renewable, when due and subject to certain conditions, for successive periods of 10 years), replacing the previously unconventional exploration permit granted.

Vista Argentina maintains a “Carry Petrolero” for the participation of G&P, accounting its participation in this joint operation for 100%. See Note 30.4 for more details on investment agreement.

30.3.6. Jagüel de los Machos

Jagüel de los Machos is an exploitation concession located in the province of Rio Negro.

Decree No. 1,769/90 granted an exploitation concession for 25 years over the Jagüel de los Machos area to Naviera Perez Companc S.A.C.F.I.M.F.A (currently, Pampa Energía S.A.). Subsequently, by means of Decree No. 1,708/08 of the Province of Rio Negro, the exploitation concession was extended for ten (10) years, expiring accordingly on September 6, 2025.

On April 4, 2018, Pampa Energía S.A. assigned to Vista Argentina 100% of its participation in the Jagüel de los Machos operating concession and on July 11, 2019 the Province of Rio Negro issued Decree No. 806/19 approving this assignment.

30.3.7. 25 de Mayo – Medanito S.E.

25 de Mayo – Medanito S.E. is an exploitation concession located in the province of Rio Negro.

Decree No. 2,164/91 reconverted the existing contract to that date on the area 25 de Mayo-Medanito S.E. in exploitation concession for 25 years. Subsequently, by means of Decree No. 1,708/08 of the Province of Rio Negro, the exploitation concession was extended for ten (10) years, expiring accordingly on October 28, 2026.

On April 4, 2018, Pampa Energía S.A. assigned Vista Argentina ceded 100% of its participation in the 25 de Mayo-Medanito S.E. operating concession. On July 11, 2019, the Province of Rio Negro issued the Decree No. 806/19 approving this assignment.

30.3.8. Acambuco

The Company holds a 1.5% participation for the exploitation concession of Acambuco, in the Northwest basin, located in the Province of Salta. The operator of this assessment oil and gas property is Pan American Energy LLC (Argentina Branch) which holds a 52% participation. The remaining interests are held by three other partners, YPF, Shell Argentina S.A. and Northwest Argentina Corporation which hold 22.5%, 22.5% and 1.5% interest, respectively.

The Acambuco exploitation concession includes two exploitation lots:

(i) San Pedrito whose commercial status was declared on February 14, 2001, and expires in 2036.

(ii) Macueta whose commercial status was declared on February 16, 2005, and expires in 2040.

30.3.9. Sur Rio Deseado Este

The Company holds a 16.95% participation interest in the exploitation concession of Sur Río Deseado Este in the Golfo San Jorge basin located in the Province of Santa Cruz. The operator of this assessment oil and gas property is Alianza Petrolera Argentina S.A. which holds a 54.14% participation. The remaining concessionaires are: Petrolera El Trébol S.A. and SECRA S.A., which has a 24.91% and 4% of participation, respectively. The concession expires on April 27, 2021, the Company has decided not to extend the term of the concession, and there are no outstanding capital commitments. Additionally, the Company has a 44% interest in an exploration agreement in a portion of the Sur Rio Deseado concession, being the operator of this agreement is Quintana E&P Argentina S.R.L.

VISTA OIL & GAS, S.A.B. DE C.V.

Notes to the consolidated financial statements as of December 31, 2020 and 2019 and for the years ended December 31, 2020 and 2019.

(Amounts expressed in thousands of US Dollars, except otherwise indicated)

30.3.10 Mexico oil and gas properties

On October 29, 2018, the Company through its Mexican subsidiary Vista Holding II completed the acquisition, of 50% working interest in the following oil and gas properties, which expire in 2047:

(i) Block CS-01

(ii) Block A-10

(iii) Block TM -10

On August 3, 2020 the CNH approved transfer of the operation control in the block CS-01, and the Company through its Mexican subsidiary Vista Holding II was designated as operator.

Additionally, on December 1, 2020, Vista Holding II, reached an agreement with Jaguar Exploración y Producción 2.3., S.A.P.I. de C.V. (“Jaguar”) and Pantera Exploración y Producción 2.2., S.A.P.I. de C.V. (“Pantera”), all of them companies incorporated in accordance with the laws of the United Mexican States, with respect to the assignment of the Company´s working interest in the hydrocarbon exploration and extraction license contracts in blocks A-10 and TM-01 in favor of Pantera and Jaguar, respectively; and the transfer of total working interest that Jaguar has in block CS-01 in favor of Vista Holding II.

Consequently, on December 17, 2020, in accordance with applicable legislation, the corresponding notice was submitted to CNH, and once the respective regulatory procedure is exhausted, if applicable, CNH may grant the Resolution that gives rise to the formalization of the transfer of working interests. Subject to the approval, and as a consequence, Vista Holding II will assume 100% of working interests of block CS-01, and will transfer, in its entirety, its participation in blocks A-10 and TM-01, in favor of Pantera and Jaguar, respectively.

30.4 Investment Commitment

As of December 31, 2020, the Company in Argentina has the following committed pending execution:

(i) in 25 de Mayo – Medanito S.E and Jagüel de los Machos oil and gas properties (Province of Río Negro), two (2) development wells, one (1) step-out wells and one (1) exploration wells for an estimated cost to fulfil this commitment of 5,620

(ii) in Entre Lomas concession (Province of Río Negro), eight (8) development wells, one (1) step-out wells, for an estimated cost of 19,800.

(iii) Fifteen (15) well workovers and abandon twenty-one (21) wells, in 25 de Mayo – Medanito S.E and Jagüel de los Machos oil and gas properties for an estimated cost of 9,413; and

(iv) Fifteen (15) well workovers and abandon three (3) wells, in Entre Lomas oil and gas property, for an estimated cost of 7,573.

Additionally, related to the granting of the CENCH, the Company was committed in the province of Neuquén:

(i) in Bajada del Palo Este to drill five (5) horizontal wells with its associated facilities for an estimated cost of 51,800 between 2019 and 2021, activity that is pending execution at the date of these financial statements; and

(ii) in Águila Mora concession, the Company was committed to put into production three (3) existing wells, to drill two (2) new horizontal wells with its associated facilities, for an estimated cost of 32,000, between 2020 and 2021. The commitment was partially executed, since during the first quarter of 2020 the reopening and putting into production of two (2) existing wells were completed.

The commitment acquired in Bajada del Palo Oeste area, was fully completed, for the year ended December 31, 2020, the Company drilled twenty-four (24) horizontal wells and completed twenty (20) of said wells. Likewise, its invested in associated facilities between 2018 and 2020 a total amount that exceed the 105,600 committed.

VISTA OIL & GAS, S.A.B. DE C.V.

Notes to the consolidated financial statements as of December 31, 2020 and 2019 and for the years ended December 31, 2020 and 2019.

(Amounts expressed in thousands of US Dollars, except otherwise indicated)

As of December 31, 2020, the Company in Mexico has the following commitments, pending execution:

(i) a total of 78,183 work units, which is equivalent to drill, complete and acquire data from five (5) wells in block CS-01, three (3) wells in block A-10 and two (2) wells in the block TM-01; for a total of 41,134 (20,567 to the percentage of participation of the Company).

30.5 Exploratory well costs

There are no balances nor activity for exploratory well costs for years ended December 31, 2020 and 2019.

Note 31. Transport Concession

31.1 General considerations

The article 28 of the Argentine Federal Hydrocarbons Law (“LFH”) provides that every holder of an exploitation concession has the right to obtain a concession for the transportation of their hydrocarbons. In accordance with the provisions of Article 6 of Decree No. 115/19, transport concessions that are granted after the issuance of this Decree will have complete independence and autonomy with respect to the exploitation concession that gives rise to it, so that the exploitation concession does not affect in any way the validity of the transport concession. The holder of a transport concession will be entitled to freely conclude the capacity reserve contracts in the terms provided in the Decree. These contracts may be freely negotiated as to their method of allocation, prices and volumes between the holder of a transport concession and the respective shippers.

31.2 Federal Transportation Concession

On November 22, 2019, the Secretariat of Energy issued Resolution No. 753/19 through which it granted Vista Argentina a concession to transport crude oil through the pipeline that will be extended from Borde Montuoso (in Bajada de Palo Oeste area – Province of Neuquén) to La Escondida pumping station (corresponding to Allen - Puerto Rosales pipeline – Province of Río Negro), operated by Oleoductos del Valle Sociedad Anónima. In the same date Vista Argentina assigned the concession mentioned to Aleph, as part of the agreement mentioned in Note 28.

The Concession of Federal Transportation was granted until December 19, 2053.

This federal transportation concession will transport production coming not only from Bajada de Palo Oeste Area, but also from Bajada del Palo Este; Coirón Amargo Norte; Charco del Palenque; and Entre Lomas, located in Province of Neuquén and Río Negro.

31.3 Transport Concession Entre Lomas Crude Oil

On December 6, 2019, the Province of Río Negro issued Decree No. 1,821/19 that granted Vista Argentina a hydrocarbon transport concession associated with Entre Lomas area, on the oil pipeline that connects the crude treatment plant located in Charco Bayo in Entre Lomas area (the “PTC Elo”) until its interconnection with the trunk crude transport system in La Escondida operated by Oleoductos del Valle S.A. in the Province of Río Negro, including within the transport concession to the PTC ELo.

The Concession of Transportation was granted until January 21, 2026; the remaining term of validity of the concession of exploitation of the Entre Lomas Area.

This concession will transport production not only from the Entre Lomas area, but also from Bajada del Palo Oeste; Bajada del Palo Este; Coirón Amargo Norte, Entre Lomas located in Neuquén Province and Charco del Palenque.

31.4 Transport Concession 25 de Mayo - Medanito SE

On December 6, 2019, the Province of Río Negro issued Decree No. 1,822/19 that granted Vista Argentina a hydrocarbon transport concession associated with 25 de Mayo - Medanito SE area, located in the Province of Río Negro on the pipeline that connects the Crude Treatment Plant located in Area 25 de Mayo-Medanito SE (Rio Negro) (“PTC MED”), until its interconnection with the trunk system of transport of crude in Medanito operated by Oleoductos del Valle S.A. in the province of Río Negro including within the transport concession PTC MED.

VISTA OIL & GAS, S.A.B. DE C.V.

Notes to the consolidated financial statements as of December 31, 2020 and 2019 and for the years ended December 31, 2020 and 2019.

(Amounts expressed in thousands of US Dollars, except otherwise indicated)

The concession was granted until October 26, 2026; the remaining term of validity of the exploitation concession of 25 de Mayo

- Medanito area.

This concession will transport production coming not only from Area 25 de Mayo – Medanito SE, but also from the Jagüel de los Machos area.

31.5 Transport Concession Entre Lomas Gas

On December 6, 2019, the Province of Rio Negro issued Decree No. 1,823/19 that granted Vista Argentina a hydrocarbon transport concession associated with Entre Lomas area, on the gas pipeline that connects the gas treatment plant located in Charco Bayo deposit in Entre Lomas area (“PTG ELo”) to the point that it interconnects with the trunk gas transport system operated by

Transportadora del Gas S.A. (“TGS”) in the province of Río Negro including within said transport concession PTG ELo.

The Concession of Transportation was granted until January 21, 2026; the remaining term of validity of the concession of exploitation of Entre Lomas area.

This concession will transport production not only from Entre Lomas area, but also from Bajada del Palo Oeste; Bajada del Palo Este; Coirón Amargo Norte and Charco del Palenque.

Note 32. Business Combinations

As a result of the exclusion of partner Madalena Energy Argentina SRL, as mentioned in Note 30.3.4, Vista Argentina, acquired an additional 29.62% to the 55% it owned, until obtaining 84.62% of CAN’s exploitation concessions , without economic compensation, which originated the receipt of net assets for a value of 1,383 and consequently a result for the same amount, which was recorded within Other operating income (See Note 10.1).

In accordance with IFRS, this operation has been accounted as a business combination using the acquisition accounting method. The operation has been included in the consolidated financial statements since the date on which the Company obtained control of the additional participating interest.

Note 33. Tax reform

A- Argentina

On December 23, 2019, “Public Emergency Law on Social Solidarity and Production Reactivation” No. 27,541 and Presidential

Decree No. 58/2019 were published in the Official Gazette and become in force in such date. The reforms introduced are aimed at reactivating the economic, financial, tax, administrative, social security, rate, energy, health and social sectors and empowering the Executive Branch to carry out necessary proceedings and actions to recover and ensure Argentina’s public debt sustainability.

The main measures included in the law and its administrative order are as follows:

33.1 Income tax

Law No. 27,430 had established: (i) corporate income tax rate would be reduced from 35% to 30% for fiscal years beginning as of January 1, 2018 through December 31, 2019 and to 25% for fiscal years beginning as of January 1, 2020; and (ii) tax on dividends or profit distributed by, among others, Argentine companies or permanent establishments to individuals, undivided properties or beneficiaries residing abroad are distributed based on the following considerations: (a) dividends resulting from profit accrued during fiscal years beginning January 1, 2018 through December 31, 2019, will be subject to a 7% withholding tax; and (b) dividends resulting from profit accrued during fiscal years beginning on January 1, 2020 will be subject to a withholding tax of 13%.

The reform introduced by the Law No. 27,541, suspended these tax reductions and maintains the original 30% for income tax and 7% for tax on dividends until fiscal years beginning as from January 1, 2021, inclusively.

VISTA OIL & GAS, S.A.B. DE C.V.

Notes to the consolidated financial statements as of December 31, 2020 and 2019 and for the years ended December 31, 2020 and 2019.

(Amounts expressed in thousands of US Dollars, except otherwise indicated)

Additionally, Law No. 27,468 had established that for the first three fiscal years beginning as from January 1, 2019, the positive or negative effect of the inflation adjustment provided by the Income Tax Law should be distributed in one third of the tax return of the fiscal year in which the adjustment was assessed, and the remaining two thirds, in equal parts, in the two immediately subsequent fiscal years. The abovementioned reform amended such distribution and established that one sixth of the positive or negative adjustment for the first and second fiscal years beginning as from January 1, 2019, should be allocated to the tax return of the year in which the adjustments are assessed, and the remaining balance, to the immediately following five fiscal years; however, for fiscal years beginning as from January 1, 2021, 100% of the adjustment may be deducted/taxed in the fiscal year in which the effect is determined.

33.2 Employer contributions

(i) The progressive reduction in employer contributions is eliminated, and as from December 2019, rates are 20.40% for private sector employers in the Services or Commerce sectors and the remaining private sector employers are subject to a 18% rate.

(ii) The regulation establishes fixed amounts which may be deducted from the calculation base, but it does not include a future adjustment provision.

(iii) From the contributions effectively paid, amount resulting from applying the percentage points established for each particular jurisdiction to the tax bases may be computed as VAT credit.

33.3 Statistical rate

An increase from 2.5% to 3% in the statistical rate is established; it is applicable to definitive imports for consumption as from January 1, 2020 through December 31, 2020.

In the case of capital goods imports to be used in investments aimed at producing oil and gas arising from unconventional fields, the application of the 0% rate is extended until December 31, 2020.

33.4 Tax for an inclusive and solidary Argentina (“PAIS”)

A 30% tax is established for a five tax-year term on transactions related to the acquisition of foreign currency.

The tax amount may not be computed as payment on account of any taxes and reaches the following operations: (i) purchases of foreign currency bills for hoarding; (ii) foreign currency exchange transactions to be used for payments related to acquisitions of goods services made abroad, whichever the payment method used to settle them; (iii) acquisition of services abroad through Argentine travel and tourism agencies; (iv) acquisition of international passenger transportation services.

33.5 Export duties

The Executive branch is empowered to increase export duties: (i) 15% in the case of goods exports not subject to export duties or which were subject to a 0% rate as of September 2, 2018.

Before approving Law No. 27,541, the federal government published Presidential Decree No. 37/2019 (Official Gazette dated December 14, 2019), in which the 4 ARS/US cap established by the previous administration in 2018, was suppressed.

Additionally, with Decree No. 488/2020 (mentioned in Note 2.5.1.2), it establishes export duties will be: (i) 0% if “Ice Brent First Line” is US 45 or less; or (ii) 8% if “Ice Brent first Line” price is US 60 or higher. In the event that the international price exceeds US 45 and is less than US 60, a formula contained in the decree will be applied.

33.6 Energy system

The law empowers the Executive Branch to:

(i) Maintain electric power and natural gas rates under federal jurisdiction and initiate a comprehensive review of current rates, or to initiate an extraordinary review as from the effective date of this law and for a 180-day maximum term, in an aim to reduce the actual rate burden borne by households, stores and industries in 2020. Moreover, provinces are also invited to adhere to these policies to maintain the rate charts and to renegotiate or perform an extraordinary review of provincial rates.

VISTA OIL & GAS, S.A.B. DE C.V.

Notes to the consolidated financial statements as of December 31, 2020 and 2019 and for the years ended December 31, 2020 and 2019.

(Amounts expressed in thousands of US Dollars, except otherwise indicated)

(ii) Carry out a state-mandated audit at the ENRE (Argentine energy regulatory agency) and the ENARGAS (Argentine gas regulatory agency) for a term of one (1) year.

In exercise of its delegated powers, the government announced the suspension of any adjustment in connection with electric power and gas rates for a 180 day-term established by the law.

In line with the abovementioned energy rate adjustments, the government also requested YPF (Yacimientos Petrolíferos Fiscales, the largest Oil & Gas company in Argentina) to maintain fuel prices without any adjustments. The other oil companies including Vista, initially agreed not to adjust their prices if YPF did not, either.

33. 7 Royalties

The Decree No. 488/2020 (mentioned in Note 2.5.1.2) establishes:

1) during the term of the Decree royalties must be calculated using the Reference Price.

In the case of royalties, as of December 31, 2020, Article 1 of Decree No. 488/2020 is no longer in force, because the “Ice Brent First Line” price exceeded 45 US/bbl for 10 consecutive days, therefore royalties are calculated as stipulated in Note 2.5.5.

B- Mexico

33.8 Income tax

On October 31, 2019, the Mexican government approved 2020fiscal reform, which is effective as from January 1, 2020, among other aspects this reform includes:

(i) established a limitation on the deduction of the net interest for the year, equivalent to the amount resulting from multiplying the taxpayer’s adjusted fiscal profit by 30%. There is an exception with a limit of 20 million Mexican pesos for deductible interest at the group level in Mexico.

(ii) the Fiscal Code of the Federation (“CFF”) was modified to add new circumstances to attribute joint and several liability to partners, shareholders, directors, managers or any other responsible for the administration of the business. These new circumstances are applicable when operating with companies or individuals included in the blacklist of taxpayers who issue electronic invoices considered non-existent operations due to lack of assets, personnel, infrastructure or material capacity; or when it is considered that it is not in the Federal Taxpayers Registry (“RFC”) or when there is a change of fiscal address without having submitted the corresponding notification to the tax authorities in due time.

The Tax Reform approved of 2020 includes the mandatory disclosure “reportable schemes” by tax advisers or taxpayers. These schemes are defined as those that could generate the obtention of a tax benefit and includes: (i) restructuring; (ii) transmission of tax losses; (iii) transfer of depreciated assets that can also be depreciated by the acquirer; (iv) the use of tax losses that are about to expire; (v) abuse in the application of tax treaties with foreign residents and others.

The Tax Reform proposes to consider tax evasion as organized crime with the corresponding criminal sanctions.

Likewise, the management evaluated the impact of the reform on financial statements as of December 31, 2020 and 2019 and concluded that there are no significant impacts on it.

Note 34. Share-based payments

On March 22, 2018 the Shareholders of the Company authorized the existence of a LTIP to retain key employees and vested the Board of Directors with authority to administer such plan. On the same Shareholder´s Meeting, the Shareholders resolved to reserve 8,750,000 Series A shares to be used thereunder.

As per the LTIP approved by the Board, such plan started on April 4, 2018 and as part of the LTIP the Company manages the plan through an Administrative Trust.

The plan has the following benefits paid to certain executives and employees that are considered share-based payments:

VISTA OIL & GAS, S.A.B. DE C.V.

Notes to the consolidated financial statements as of December 31, 2020 and 2019 and for the years ended December 31, 2020 and 2019.

(Amounts expressed in thousands of US Dollars, except otherwise indicated)

34.1 Stock Options (Equity Settled)

The stock option gives the participant the right to buy a quantity of shares over certain period of time at a defined strike price. Stock options will be vested as follows: (i) 33% the first year; (ii) 33% the second year; and (iii) 34% the third year with respect to the date on which the stock options are provided to the participants. Stock Options are exercisable up to 5 or 10 years from the date they are granted. The plan establishes that the number of options to be granted will be determined using a Black & Sholes Model.

34.1.1 Movements during the year of Series A shares

The following table illustrates the number of rights to buy and weighted average exercise prices (“WAEP”) of, and movements in, share options during the year:

	For the year ended December 31, 2020		For the year ended December 31, 2019
	Number of rights to buy	WAEP	Number of rights to buy	WAEP
Outstanding as of beginning of the year	3,994,004	7.8	1,330,541	10.0
Granted during the year	1,711,307	2.1	2,704,003	6.7
Cancelled during the year	(36,486)	10.0	(40,540)	10.0

At the end of the year	5,668,825	6.0	3,994,004	7.8

The following table list the inputs to the models used for the plan for the year:

	2020	2019
Dividend yield (%)	0.0%	0.0%
Expected volatility (%)	34%	40%
Risk–free interest rate (%)	0.7%	2.5%
Expected life of share options (years)	10	5
Weighted average exercise price (US)	2.10	6.7
Model used	Black-Scholes	Black-Scholes

Expected life of the stock options is based on historical data and current expectations and is not necessarily indicative of exercise patterns that may occur. Expected volatility reflects the assumption that historical volatility over a similar period to the life of the options is indicative of future trends, which may not necessarily be the actual outcome.

The weighted average fair value of options granted during years ended December 31, 2020 and 2019 was 0.9 and 2.6, respectively.

In accordance with IFRS 2, share purchase plans are classified as equity-settled transactions on the grant date. This valuation is the result of multiplying the total number of Series A shares that will be deposited in the Administrative Trust and the price per share.

For the years ended December 31, 2020 and 2019 the compensation expense recorded in the consolidated statements of operations amounted to 4,251 and 3,529, respectively.

34.2 Restricted Stock (Equity Settled)

One or more shares that are given to the participants of the plan for free or a minimum value once the conditions are achieved. Restricted Stock is vested as follows: (i) 33% the first year; (ii) 33% the second year; and (iii) 34% the third year with respect to the date in which the Restricted Stock are granted to the participants.

VISTA OIL & GAS, S.A.B. DE C.V.

Notes to the consolidated financial statements as of December 31, 2020 and 2019 and for the years ended December 31, 2020 and 2019.

(Amounts expressed in thousands of US Dollars, except otherwise indicated)

34.2.1 Movements during the year

The following table illustrates the number and WAEP of Serie A shares, and movements during the year:

	For the year ended December 31, 2020		For the year ended December 31, 2019
	Number of Series A	WAEP	Number of Series A	WAEP
	shares		shares
Outstanding as of beginning of year	2,207,012	7.8	854,750	10.0
Granted during the year	1,581,037	2.1	1,356,762	6.7
Cancelled during the year	(18,750)	6.7	(4,500)	10.0

At the end of the year	3,769,299	5.4	2,207,012	7.8

In accordance with IFRS 2, the share purchase plans are classified as equity-settled transactions on the grant date. This valuation is the result of multiplying the total number of Series A shares that will be deposited in the Administrative Trust and the price per share.

For the years ended December 31, 2020 and 2019, the compensation expense recorded in the consolidated statements of profit or loss and other comprehensive income amounted to 6,243 and 7,126, respectively. The restricted Series A shares issued in the year are revealed in Note 21.

All shares are considered outstanding for both basic and diluted (loss) earnings per share purposes since the shares are entitled to dividend if declared by the Company.

Note 35. Supplementary information on oil and gas activities (unaudited)

The following information on oil and gas activities has been prepared in accordance with the methodology prescribed by ASC No. 932 “Extractive Activities - Oil and Gas”, as amended by ASU 2010 - 03 “Oil and Gas Reserves, Estimation and Disclosures”, issued by Financial Accounting Standard Board (“FASB”) in January 2010 in order to align the current estimation and disclosure requirements with the requirements set in the Security and Exchange Commission (“SEC”) final rules and interpretations, published on December 31, 2008. This information includes the Company’s oil and gas production activities carried out in Argentina and Mexico.

Costs incurred

The following table presents those costs capitalized as well as expensed that were incurred during the years ended December 31, 2020 and 2019. The acquisition of properties includes the cost of acquisition of proved or unproved oil and gas properties. Exploration costs include costs necessary for retaining undeveloped properties, seismic acquisition cost, seismic data interpretation, geological modeling, exploration well drilling costs and testing of drilled wells. Development costs include drilling costs and equipment for development wells, the construction of facilities for extraction, treatment and storage of hydrocarbons and all necessary costs to maintain facilities for the existing developed reserves.

	For the year ended December 31, 2020
	Argentina	Mexico
Acquisition of properties
Proved	—	—
Unproved	—	—

Total property acquisition	—	—

Exploration	—	(646)
Development	(186,030)	(2,031)

Total costs incurred	(186,030)	(2,677)

VISTA OIL & GAS, S.A.B. DE C.V.

Notes to the consolidated financial statements as of December 31, 2020 and 2019 and for the years ended December 31, 2020 and 2019.

(Amounts expressed in thousands of US Dollars, except otherwise indicated)

	For the year ended December 31, 2019
	Argentina	Mexico
Acquisition of properties
Proved	—	—
Unproved	—	278

Total property acquisition	—	278

Exploration	(9)	(667)
Development	(146,935)	(601)

Total costs incurred	(146,944)	(990)

There are no Vista’s shares in equity method investment’s costs incurred during the years abovementioned.

Capitalized cost

The following table presents the capitalized costs as of December 31, 2020 and 2019, for proved and unproved oil and gas properties, and the related accumulated depreciation as of those dates.

	As of December 31, 2020
	Argentina	Mexico
Proved properties (1)
Machinery, installations, software licenses and others	34,407	485
Oil and gas properties and wells	1,258,223	—
Work in progress	76,924	2,632
Unproved properties	—	15,359

Gross capitalized costs	1,369,554	18,476
Accumulated depreciation	(364,964)	(94)

Total net capitalized costs	1,004,590	18,382

	As of December 31, 2019
	Argentina	Mexico
Proved properties (1)
Machinery, installations, software licenses and others	29,757	40
Oil and gas properties and wells	1,040,250	—
Work in progress	74,924	601
Unproved properties	—	29,403

Gross capitalized costs	1,144,931	30,044

Accumulated depreciation	(222,847)	(3)

Total net capitalized costs	922,084	30,041

(1)	Includes capitalized amounts related to assets retirement obligations and impairment loss / recovery.

There are no Vista’s shares in equity method investment’s capitalized costs during the years abovementioned.

VISTA OIL & GAS, S.A.B. DE C.V.

Notes to the consolidated financial statements as of December 31, 2020 and 2019 and for the years ended December 31, 2020 and 2019.

(Amounts expressed in thousands of US Dollars, except otherwise indicated)

Results of operations

The breakdown of results of operations shown below summarizes revenues and expenses directly associated with oil and gas producing activities for the years ended December 31,2020 and 2019. Income tax for the years presented was calculated using the statutory tax rates.

	For the year ended December 31, 2020	For the year ended December 31, 2019
Revenue from contract with customers	273,938	415,976

Revenue and other income	273,938	415,976
Production costs, excluding depreciation
Operating costs and others	(88,018)	(114,431)
Royalties	(38,908)	(61,008)

Total production costs	(126,926)	(175,439)
Exploration expenses	(646)	(676)
Accretion expenses	(2,584)	(1,723)
Impairment of long live assets	(14,438)	—
Depreciation, depletion and amortization	(147,674)	(153,001)

Results of operations before income tax	(18,330)	85,137
Income tax	5,499	(25,541)

Results of oil and gas operations	(12,831)	59,596

There is no Vista’s share in equity method investee’s results of operations during the years abovementioned.

Estimated oil and gas reserves

As of December 31, 2020, and 2019 Vista’s net proved reserves were audited by DeGolyer and MacNaughton for the blocks located in Argentina, and by Netherland Sewell & Associates for the blocks located in Mexico.

Proved oil and gas reserves are those quantities of oil and gas, which, by analysis of geoscience and engineering data, can be estimated with reasonable certainty to be economically producible, from a given date forward, from known reservoirs, and under existing economic conditions, operating methods, and government regulations, prior to the time at which contracts providing the right to operate expire, unless evidence indicates that renewal is reasonably certain, regardless of whether deterministic or probabilistic methods are used for the estimation. The project to extract the hydrocarbons must have commenced or the operator must be reasonably certain that it will commence the project within a reasonable time. In some cases, substantial investments in new wells and related facilities may be required to recover proved reserves.

The Company believes that its estimates of remaining proved recoverable oil and gas reserve volumes are reasonable and such estimates have been prepared in accordance with the SEC rules and ASC 932, as amended. Accordingly, crude oil prices used to determine proved reserves were the average price during the 12-month period prior to the ending date of December 31, 2020 and 2019, determined as an unweighted arithmetic average of the first day-of-the-month price for each month within such periods. Additionally, since there are no benchmark market natural gas prices available in Argentina, Vista used average realized gas prices during the year to determine its gas reserves. For certain volumes of gas, Vista will be benefited by an incentive natural gas price, subsidized by the Argentine Government through the “Plan Gas IV”. For certain blocks, a weighted average price is estimated considering subsidized and regular market price of sales volumes.

The independent audits conducted by DeGolyer and MacNaughton and Netherland Sewell & Associates covered 100% of the estimated reserves located in areas operated and non-operated by the Company in Argentina and Mexico, respectively. DeGolyer and MacNaughton and Netherland Sewell & Associates audited the proved oil and natural gas reserve estimates in accordance with Rule 4-10 of Regulation S-X, promulgated by the SEC, and in accordance with the oil and gas reserves disclosure provisions of ASC Topic 932 of the FASB. The Company provided all required information during the course of the audit process by DeGolyer and Mac Naughton and Netherland Sewell & Associates. Royalties payable to Provinces have not been deducted from reported proved reserves. Gas includes Gas Sales and Consumption.

Hydrocarbon liquid volumes represent crude oil, condensate, gasoline and LPG to be recovered in field separation and plant processing and are reported in millions of barrels (“MMBbl”). Natural gas volumes represent expected gas sales and field´s fuel usage and are reported in billion (109) standard cubic feet (“Bcf”) at standard condition of 14.7 psia and 60°F. Gas volumes result from field separation and processing, being reduced by injection, flare and shrinkage, and include the volume of gas consumed at the field for production operations. Natural gas reserves were converted to liquid equivalent using a conversion factor of 5.615 cubic feet of gas per 1 barrel of liquid equivalent.

VISTA OIL & GAS, S.A.B. DE C.V.

Notes to the consolidated financial statements as of December 31, 2020 and 2019 and for the years ended December 31, 2020 and 2019.

(Amounts expressed in thousands of US Dollars, except otherwise indicated)

The following tables sets forth the estimated oil (including crude oil, condensate and natural gas liquids) and natural gas proved reserves as of December 31, 2020 and 2019 to the working interest of Vista in the concessions:

Proved Reserves as of December 31, 2020

Argentina	Crude oil (1)	Natural Gas	Natural Gas
Reserves Category	(millions of barrels)	(billion cubic feet)	(millions of barrels of oil equivalent)
Proved developed	37.6	86.1	15.3
Proved undeveloped	61.8	73.9	13.1

Total proved reserves	99.4	160.0	28.4

Mexico	Crude oil (1)	Natural Gas	Natural Gas
Reserves Category	(millions of barrels)	(billion cubic feet)	(millions of barrels of oil equivalent)
Proved developed	0.2	0.7	0.1
Proved undeveloped	0.0	0.0	0.0

Total proved reserves	0.2	0.7	0.1

Proved Reserves as of December 31, 2019

Argentina	Crude oil (1)	Natural Gas	Natural Gas
Reserves Category	(millions of barrels)	(billion cubic feet)	(millions of barrels of oil equivalent)
Proved developed	30.2	108.0	19.2
Proved undeveloped	40.6	64.0	11.4

Total proved reserves	70.8	172.0	30.6

Mexico	Crude oil (1)	Natural Gas	Natural Gas
Reserves Category	(millions of barrels)	(billion cubic feet)	(millions of barrels of oil equivalent)
Proved developed	0.1	0.7	0.2
Proved undeveloped	0.1	0.1	0.0

Total proved reserves	0.2	0.8	0.2

(1)	Refer to crude oil, condensate and natural gas liquids.

The following table sets forth the reconciliation of the Company’s reserves data between December 31, 2018 and December 31, 2019:

Argentina	Crude oil (1)	Natural Gas (6)	Natural Gas
	(millions of barrels)	(billion cubic feet)	(millions of barrels of oil equivalent)
Proved reserves (developed and undeveloped)
Reserves as of December 31, 2018	34.2	131.6	23.4
Increase (decrease) attributable to:
Revisions of previous estimates (2)	2.4	17.8	3.2
Extension and discoveries (3)	41.0	43.0	7.6
Purchases of proved reserves in place (4)	—	—	—
Production for the year (5)	(6.8)	(20.4)	(3.6)

Reserves as of December 31,2019	70.8	172.0	30.6

VISTA OIL & GAS, S.A.B. DE C.V.

Notes to the consolidated financial statements as of December 31, 2020 and 2019 and for the years ended December 31, 2020 and 2019.

(Amounts expressed in thousands of US Dollars, except otherwise indicated)

(1)	Refer to crude oil, condensate and natural gas liquids.

(2)

Revision of previous estimates material increments were related to well performance in the following concessions: Entre Lomas (+0.9 MMbbl and +11.6 Bcf), Acambuco (+1.0 Bcf), Bajada del Palo Este (+0.2 MMbbl and +1.0 Bcf) and Jagüel de los Machos (+1.0 MMbbl and +1.3 Bcf). Additionally, there was an addition of 0.3 MMbbl and 0.6 Bcf in the Coirón Amargo Sur Oeste concession related to a change in well design, an addition of 1.6 MMbbl and 2.3 Bcf related to the Bajada del Palo Oeste shale oil project due to well performance of the first 4-well pad, and an addition of 3.0 Bcf related to gas projects in the Bajada del Palo Oeste conventional block. The abovementioned increments were partially offset by higher declines related to well performance in the following concessions: 25 de mayo – Medanito (-0.5 MMbbl and -1.0 Bcf), Charco del Palenque (-0.2 MMbbl and -0.2 Bcf), Coirón Amargo Norte (-0.1 MMbbl and -0.1 Bcf) and the Bajada del Palo Oeste conventional block (-0.8 MMbbl). Additionally, 1.7 Bcf corresponding to the Jarilla Quemada block were removed from proven reserves due to lower commodity prices.

(3)

The material increments of 41.2 MMbbl and 43.8 Bcf in proved reserves is related to the Vaca Muerta shale oil development in the Bajada del Palo Oeste concession. Proved developed reserves increased 3.4 MMbbl and 3.5 Bcf, due to the tie-in of a second 4-well pad that was not previously booked as proved undeveloped reserves. Proved undeveloped reserves for the same project increased 37.6 MMbbl and 39.5 Bcf, corresponding to eleven 4-well pads (44 new well locations). Additionally, 0.2 MMbbl and 0.8 Bcf correspond to the operation in Mexico.

(4)	Without changes.

(5)	Considers Vista Argentina production at WI, except for Aguila Mora production (oil production of 35 bbl./d).

(6)	Natural gas consumption represented 14.1% of consumption plus natural gas sale reported reserves volumes as of December 31, 2019.

The following table sets forth the reconciliation of the Company’s reserves data between December 31, 2019 and December 31, 2020:

Argentina	Crude oil (1)	Natural Gas (6)	Natural Gas
	(millions of barrels)	(billion cubic feet)	(millions of barrels of oil equivalent)
Proved reserves (developed and undeveloped)
Reserves as of December 31, 2019	70.8	172.0	30.6
Increase (decrease) attributable to:
Revisions of previous estimates (2)	4.4	(25.1)	(4.6)
Extension and discoveries (3)	30.8	27.9	5.0
Purchases of proved reserves in place (4)	0.3	0.6	0.1
Production for the year (5)	(6.9)	(15.4)	(2.7)

Reserves as of December 31, 2020	99.4	160.0	28.4

(1)	Refer to crude oil, condensate and natural gas liquids.
(2)

Conversions of proved undeveloped reserves to prove developed reserves are associated with the drilling of two proved undeveloped pads (eight wells) targeting the Vaca Muerta unconventional reservoir in the Bajada del Palo Oeste concession.

Revisions due to performance of PD oil and condensate reserves are associated with better performance over the type curve for the two pads (eight wells) drilled in 2020 targeting the Vaca Muerta unconventional reservoir in the Bajada del Palo Oeste concession (+2.1 MMbbl), better performance of the conventional reservoirs in the Bajada del Palo Oeste concession (+1.1 MMbbl), extension of economic life of the conventional reservoirs in the Bajada del Palo Oeste concession due to the development of the Vaca Muerta unconventional reservoir (+0.9 MMbbl), and a combined effect of better performance in the remaining concessions (+0.3 MMbbl).

Revisions due to performance of PD marketable gas reserves are associated with lower performance of gas wells in the Entre Lomas Rio Negro concession (-15.5 Bcf) and a lower performance of gas wells in conventional reservoirs in the Bajada del Palo Oeste concession (-6.0 Bcf), which are partially offset by the extension of economic life of the conventional reservoirs in the Bajada del Palo Oeste concession due to the development of the Vaca Muerta unconventional reservoir (+4.1 Bcf), a better performance over the type curve for the two proved undeveloped pads (eight wells) drilled in 2020 targeting the Vaca Muerta unconventional reservoir in the Bajada del Palo Oeste concession (+2.0 Bcf), and a combined effect of better performance in the remaining fields (+1.6 Bcf). Revisions due to performance of PUD reserves are associated with the increase of the type well for the Vaca Muerta unconventional reservoir in the Bajada del Palo Oeste concession due to better performance observed in the pads drilled during 2020.

Revisions due to performance of PUD reserves are associated with the increase of the type well for the Vaca Muerta unconventional reservoir in the Bajada del Palo Oeste concession due to better performance observed in the pads drilled during 2020 (+1.1 MMbbl). Revisions of PUD due to changes in the development plan are associated with the removal from the development plan of three well locations targeting the Lotena conventional gas reservoir in the Bajada del Palo Oeste concession (-8.3 Bcf), four well locations in the Charco del Palenque concession (-0.4 MMbbl and -0.5 Bcf), four well locations in the Entre Lomas Rio Negro concession (-0.3 MMbbl and -3.0 Bcf), one well location in the Jaguel de los Machos concession (-0.1 MMbbl and -0.1 Bcf), and three well locations in the 25 de Mayo-Medanito SE concession (-0.3 MMbbl and -0.1 Bcf).

(3)	Extensions of proved developed acreage are associated with the drilling of one unproved pad (four wells) targeting the Vaca Muerta unconventional reservoir in the Bajada del Palo Oeste concession.

Extensions of proved undeveloped acreage are associated with 7 additional pads (26 wells) categorized as proved undeveloped due to successful drilling in the Vaca Muerta unconventional reservoir in the Bajada del Palo Oeste concession.

(4)	Purchases of minerals in place are associated with the acquisition of the additional working interest in the Coiron Amargo Norte concession (from 55.0% to 96.8%).
(5)	Considers Vista Argentina production at WI.
(6)	Natural gas consumption represented 13.5% of consumption plus natural gas sale reported reserves volumes as of December 31, 2020.

VISTA OIL & GAS, S.A.B. DE C.V.

Notes to the consolidated financial statements as of December 31, 2020 and 2019 and for the years ended December 31, 2020 and 2019.

(Amounts expressed in thousands of US Dollars, except otherwise indicated)

Standardized measure of discounted future net cash flows

The following table discloses estimated future cash flows from future production of proved developed and undeveloped reserves of crude oil, condensate, natural gas liquids and natural gas. As prescribed by SEC Modernization of Oil and Gas Reporting rules and ASC 932 of the FASB Accounting Standards Codification (“ASC”) relating to Extractive Activities—Oil and Gas (formerly SFAS No. 69 Disclosures about Oil and Gas Producing Activities), such future net cash flows were estimated using the twelvemonth average of the first day-of-the-month reference prices as adjusted for location and quality differentials and using a 10% annual discount factor. Future development and abandonment costs include estimated drilling costs, development and exploitation installations and abandonment costs. These future development costs were estimated based on evaluations made by Vista. The future income tax was calculated by applying the statutory tax rates in effect in Argentina in each period.

This standardized measure is not intended to be and should not be interpreted as an estimate of the market value of the Company’s reserves. The purpose of this information is to give standardized data to help the users of the financial statements to compare different companies and make certain projections. It is important to point out that this information does not include, among other items, the effect of future changes in prices costs and tax rates, which past experience indicates that are likely to occur, as well as the effect of future cash flows from reserves which have not yet been classified as proved reserves, of a discount factor more representative of the value of money over the lapse of time and of the risks inherent to the production of oil and gas. These future changes may have a significant impact on the future net cash flows disclosed bellow. For all these reasons, this information does not necessarily indicate the perception the Company has on the discounted future net cash flows from the reserve of hydrocarbons.

	As of December 31, 2020	As of December 31, 2019
Future cash inflows	4,533	4,457
Future production costs	(1,921)	(1,927)
Future development and abandonment costs	(788)	(748)
Future income tax	(418)	(410)

Undiscounted future net cash flows	1,406	1,372
10% annual discount	(668)	(597)

Standardized measure of discounted future net cash flows(1)	738	775

(1)

Standardized measure of discounted future net cash flows corresponds to valuation of the reserves in Argentina, estimation of standardized measure of reserves in Mexico is not included (1.2 million USD as of December 31, 2020).

Changes in the standardized measure of discounted future net cash flows

The following table discloses the changes in the standardized measure of discounted future net cash flows for the years ended December 31, 2020 and 2019:

	For the year ended December 31, 2020	For the year ended December 31, 2019
Standardized measure of discounted future net cash flows at beginning of year	775	608
Net change in sales prices and production costs related to future production (1)	(241)	(103)
Net change in estimated future development costs (2)	(231)	(525)
Net change due to revisions in quantity estimates (3)	20	(1)
Net change due to extensions, discoveries and improved	362	306
recovery (4)
Accretion of discount	118	352
Net Change due to purchases and sales of minerals in place (5)	2	—
Other	—	58

VISTA OIL & GAS, S.A.B. DE C.V.

Notes to the consolidated financial statements as of December 31, 2020 and 2019 and for the years ended December 31, 2020 and 2019.

(Amounts expressed in thousands of US Dollars, except otherwise indicated)

	For the year ended December 31, 2020	For the year ended December 31, 2019
Sales of crude oil, NGLs and natural gas produced, net of production costs	127	6
Previously estimated development costs incurred	(206)	151
Net change in income tax (6)	12	(77)

Change in Standardized measure of discounted future net cash flows of the year	(37)	167

Standardized measure of discounted future net cash flows at end of year	738	775

(1)

For the year ended December 31, 2020 mainly due to lower crude oil realized prices, which decreased from 55.9 US$/bbl as of December 31, 2019 to 42.0 US$/bbl as of December 31, 2020, partially offset by lower average production costs, decreasing a 13.9%. Additionally, for the year ended December 31, 2019, mainly driven by a decrease in prevailing oil prices from 65.4 US/bbl. by December 31, 2018 to 55.9 US/bbl. by December 2019 partially offset by a reduction in average production costs of 25.1%.

(2)

Due to the addition of proved undeveloped reserves from additional locations in unconventional Vaca Muerta Bajada del Palo Oeste for the year ended December 31, 2020, partially offset by the removal of development plans in conventional targets. For the year ended December 31, 2019, due to incorporation of a development plan for unconventional developed reserves in Bajada del Palo Oeste. Due to the development plan in Charco del Palenque (addition of two new locations), Entre Lomas Río Negro (recategorization of two probable gas workovers to prove developed).

(3)

For the year ended December 31, 2020 due to improved performance of tied-in wells in Bajada del Palo Oeste unconventional reservoirs above estimated type curve. For the year ended December 31, 2019 due to a decrease in proved undeveloped conventional reserves compensated by an increase in proved developed.

(4)	Due to the addition of proved reserves and proved undeveloped reserves from the development plan in unconventional Bajada del Palo Oeste, for the years ended December 31, 2020 and 2019.
(5)	Due to additional interest acquired in Coirón Amargo Norte for the year ended December 31, 2020. Without acquisitions for the year ended December 31, 2019.
(6)	Due to a decrease/increase of the expected cash inflows for the year ended from December 31, 2020 and 2019, respectively and due to changes in the corporate income tax rate (see Note 33.1).

Note 36. Subsequent events

The Company has evaluated subsequent events as of December 31, 2020 to assess the need for potential recognition or disclosure in these consolidated financial statements. The Company assessed such events until March 16, 2021, the date on which these financial statements were available to be issued.

•

On January 11 and 19, 2021, Vista Argentina signed a loan agreement with Banco de la Provincia de Buenos Aires S.A. in argentine pesos for an amount equivalent of 5,271 and 3,480, at an annual fixed interest rate of 40% and 41%, with expiration date as of July 8, 2021 and July 16, 2021, respectively. Likewise, on February 11 and 19, 2021, and on March 8, 2021 Vista Argentina paid interest corresponding to the same loan agreement for an amount in argentine pesos equivalent to 415.

•	On January 13, 2021, Vista Argentina paid interest corresponding to Banco Macro loan for an amount in argentine pesos equivalent to 2,168.

•

On January 15, 2021, February 10, 2021 and March 3, 2021 Vista Argentina signed a loan agreement with Bolsas y Mercado Argentinos S.A. in argentine pesos for an amount equivalent to 9,355, 5,665 and 11,093; at an annual fixed interest rate of 33.09%, 32.36% and 32.97% respectively, guaranteed by government bonds.

•

On January 19, 2021, Vista Argentina signed a loan agreement with Banco Santander International for an amount of 11,700; at an annual fixed interest rate of 1.8% and expiration date as of January 20, 2026.

•	On January 20, 2021 Vista Argentina, VISTA, Vista Oil & Gas Holding I, S.A. de C.V. (“Vista Holding I”), and Vista

•

Holding II, entered into a fourth amendment to the Syndicated Loan, that included modifications to certain definitions. Likewise, Vista Argentina paid principal and interest of the same agreement for an amount of 50,893.

On the same date, Vista Argentina entered into the first amendment to the loan agreement signed in July 2020 with a bank syndicate (“Syndicated Loan Pesos”) that includes a new tranche that should be disbursed on July 20, 2021 for an amount in argentine pesos equivalent to 38,250.

VISTA OIL & GAS, S.A.B. DE C.V.

Notes to the consolidated financial statements as of December 31, 2020 and 2019 and for the years ended December 31, 2020 and 2019.

(Amounts expressed in thousands of US Dollars, except otherwise indicated)

With this new tranche, Vista will refinance 85% of the principal installment of the Syndicated Loan whose maturity is July 2021.

Additionally, the second tranche of the Syndicated Loan Pesos was received for an amount in argentine pesos equivalent to 27,000, at an annual floating interest rate equal to Badlar plus an additional margin, and with expiration date on July 20, 2022.

Likewise, on January 20 and February 22, 2021, Vista Argentina paid interest of the first and second tranche of the same agreement for a total amount in argentine pesos equivalent to 2,176.

•

On January 29, 2021, Vista Argentina received the third tranche of the loan agreement signed with Banco BBVA Argentina S.A. in July 2020, for an amount in argentine pesos equivalent to 1,664; at an annual floating interest rate equal to Badlar plus an applicable margin of 8%, and expiration date as of July 31, 2022. On the same date, Vista Argentina paid principal and interest corresponding to the loan agreement signed with the same bank on July, 2019 and April, 2020 for an amount of 1,940 and 2,522, respectively; and paid interest corresponding to the loan agreement signed on July and October, 2020 for an amount in argentine pesos equivalent to 295.

•

On February 1 and 8, 2021, Vista Argentina paid interest corresponding to ON I; ON II and ON IV for an amount of 993, 1,071 and 647, respectively. Likewise, on February 22, 2021 and March 4, 2021, Vista Argentina paid interest corresponding to ON III and ON VI for an amount of 882 and 80, respectively.

•	On March 10, 2021, under the Notes Program mentioned in Note 18.1, Vista Argentina issued the following non-convertible debt securities:

•	ON Class VII: for an amount of 42,371, at a fixed annual interest rate of 4.25% and expiration date on March 10, 2024.

•	ON Class VIII: for an amount in Argentine pesos equivalent to 7,163, at a fixed annual interest rate of 2.73% and expiration date on September 10, 2024.

•	On March 12, 2021, Vista Argentina pre-canceled the following loan agreement:

•	The first and second tranche of the Syndicated Loan Pesos for a total amount in Argentine pesos equivalent to 10,917 and 26,306, respectively.

•	The tranches of the loan agreement entered into with Banco BBVA Argentina S.A. received in July and October 2020, for a total amount in Argentine pesos equivalent to 1,395 and 1,511, respectively.

The tranches of the Syndicated Loan with an expiration date on January and July 2022, for a total amount to 4,530.

The Company will continue to monitor the COVID-19 pandemic situation and the fluctuation of oil prices and is prepared to take any necessary measures to protect its financial position and operating performance.

There are no other events or transactions that occurred between the closing date of the year and the date of issuance of the consolidated financial statements that could significantly affect equity or the Company´s results as of closing date.